Exhibit 2.2

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 7, 2011, by and among M/A-COM Technology Solutions Inc., a Delaware corporation (“Parent”), Optomai, Inc., a Delaware corporation (the “Company”), Optomai Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), the Company Stockholders listed on Schedule 1-A (the “Principal Stockholders”), and Vivek Rajgarhia, as Stockholders’ Agent (“Stockholders’ Agent”). Parent, the Company, Merger Sub, and the Principal Stockholders are sometimes referred to in this Agreement individually as a “Party,” and collectively as the “Parties.” Capitalized terms used herein shall have the meanings ascribed to them in Article I, unless such terms are defined elsewhere in this Agreement.

RECITALS

WHEREAS, the Board of Directors of each of Parent and Merger Sub and the Company Board has adopted, and deems it advisable and in the best interests of its respective stockholders to consummate, the merger of Merger Sub with and into the Company, upon the terms and subject to the conditions set forth herein (the “Merger”); and

WHEREAS, the Board of Directors of each of Parent and Merger Sub and the Company Board has unanimously adopted this Agreement and approved the Merger and the Other Transactions, in accordance with the provisions of the Delaware General Corporation Law (the “DGCL”), and upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the covenants and representations set forth herein, and for other good and valuable consideration, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Defined Terms

As used herein, the terms below shall have the following meanings.

“401(k) Plan” has the meaning set forth in Section 6.10.

“Adjusted Consideration” means the difference of (a) $1,820,000, minus (b) the amount of any Transaction Expenses incurred by the Company (on its own or on behalf of the Company Stockholders or any other Person) in connection with the Merger and the Other Transactions and any financial accommodations provided by Parent or its affiliates to the Company, including an any such Transaction Expenses yet to be incurred or invoiced, minus (c) the amount required at Closing to discharge in full the Company Debt.

“Agreement” has the meaning set forth in the preamble.

“Allocation” has the meaning set forth in Section 7.5(i).

“Alternate Transaction” has the meaning set forth in Section 6.8(a).

“Annual Balance Sheets” means, collectively, the unaudited balance sheet of the Company as of December 31, 2009 and as of December 31, 2010, respectively.

“Annual Financial Statements” means the Annual Balance Sheets, together with the unaudited statements of income, shareholders’ equity and cash flows of the Company for the years then ended, including the notes thereto.

“Applicable Exercise Price” means the exercise price of a Qualifying Company Option as set forth in the applicable Company Option.

“Bonus Pool” means that certain bonus pool established by the Company for purposes of funding bonus compensation to certain employees and consultants of the Company in connection with the transactions contemplated by this Agreement.

“Bonus Pool Consideration” means the product of (x) the Adjusted Consideration multiplied by (y) 0.025332.

“Bonus Pool Escrow Consideration” means the product of the (x) Bonus Pool Consideration multiplied by (y) 0.10.

“Bonus Pool Initial Consideration” means the difference of (a) the product of (x) the Bonus Pool Consideration multiplied by (y) 0.90 minus (b) the Bonus Pool’s Pro Rata Portion of the Representative Fund.

“Bonus Pool Recipient” means a Person entitled to receive a Transaction Bonus.

“Business Day” means any day that is not a Saturday, Sunday, or other day on which banks are required or authorized by Law to be closed in Delaware.

“Certificate of Merger” has the meaning set forth in Section 2.3.

“Cash” means cash on hand in the Company’s bank, lock box, petty cash fund and other accounts net of all “cut” but un-cashed checks.

“Cash Equivalents” means the amount of all marketable securities owned by the Company.

“Claim” has the meaning set forth in Section 10.2(a).

“Claim Objection Notice” has the meaning set forth in Section 10.2(b).

“Claim Objection Period” has the meaning set forth in Section 10.2(b).

“Claiming Party” has the meaning set forth in Section 10.2(a).

“Closing” has the meaning set forth in Section 2.2.

“Closing Consideration Statement” has the meaning set forth in Section 2.11.

“Closing Date” has the meaning set forth in Section 2.2.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.

“Code” means the Internal Revenue Code of 1986.

“Common Consideration” means the product of (x) the aggregate number of shares of Company Capital Stock outstanding immediately prior to the Effective Time multiplied by (y) the Common Consideration Per Share.

“Common Consideration Calculation Amount” means the sum of (a) the product of (x) the Adjusted Consideration multiplied by (y) 0.974668 plus (b) an amount equal to the aggregate exercise price of all Qualifying Company Options.

“Common Consideration Per Share” means the quotient of (x) the Common Consideration Calculation Amount divided by (y) the Common Share Divisor.

“Common Escrow Consideration” means the product of (x) the Common Consideration multiplied by (y) 0.10.

“Common Escrow Consideration Per Share” means the quotient of (x) the Common Escrow Consideration divided by (y) the number of shares of Company Capital Stock outstanding immediately prior to the Effective Time, giving effect to any Company Options exercised prior to the Effective Time.

“Common Initial Consideration” means the difference of (a) the product of (x) the Common Consideration multiplied by (y) 0.90 minus (b) the Company Stockholders’ Pro Rata Portion of the Representative Fund.

“Common Initial Consideration Per Share” means the quotient of (x) the Common Initial Consideration divided by (y) the number of shares of Company Capital Stock outstanding immediately prior to the Effective Time, giving effect to any Company Options exercised prior to the Effective Time.

“Common Share Divisor” means the sum of (x) the aggregate number of shares of Company Capital Stock outstanding immediately prior to the Effective Time plus (y) the aggregate number of shares of Company Capital Stock issuable upon the exercise of Qualifying Company Options.

“Company” has the meaning set forth in the preamble.

“Company Articles” means the Certificate of Incorporation of the Company as in effect on the date hereof.

“Company Authorizations” has the meaning set forth in Section 3.8(b).

“Company Board” means the Board of Directors of the Company.

“Company Board Recommendation” has the meaning set forth in Section 6.7(a).

“Company Bylaws” means the Bylaws of the Company as in effect on the date hereof.

“Company Capital Stock” means the common stock, par value $0.001 per share, of the Company.

“Company Certificate” means a certificate or certificates representing shares of Company Capital Stock.

“Company Debt” means all Indebtedness of the Company, including all of the following, regardless of whether such amounts would otherwise be Indebtedness hereunder: (a) any outstanding indebtedness to Company Stockholders or to Parent or any of its affiliates, and (b) the excess over $250,000, if any, of the aggregate amount of all of the following items: (i) purchase money indebtedness in respect of equipment financing arrangements, (ii) amounts owed in connection with equipment leases, (iii) outstanding balances on Company credit cards, (iv) without duplication of any other item listed in this clause (b), all trade payables incurred by the Company, and (v) unreimbursed employee business expenses incurred prior to Closing, whether or not submitted to the Company for reimbursement prior to Closing.

“Company Intellectual Property” means the Intellectual Property used in, held for use in or necessary for the conduct of the business of the Company as currently conducted and as currently proposed to be conducted, including Intellectual Property used in or necessary for all current Products and all Products currently in development.

“Company Options” means any option to purchase shares of Company Capital Stock or any other equity securities of the Company granted under any stock option plan, program or agreement maintained by the Company or to which the Company is a party.

“Company Owned Intellectual Property” means all Company Intellectual Property other than Intellectual Property licensed to the Company pursuant to any Inbound Intellectual Property License.

“Company Software” has the meaning set forth in Section 3.10(e).

“Company Stockholders” means the holders of the Company Capital Stock.

“Confidential Information” has the meaning set forth in Section 7.6.

“Damages” means any losses (including diminution of value, lost profits, business interruption losses, and losses determined by reference to a multiple of earnings), costs, damages, Liabilities, Taxes, expenses, obligations, actions, suits, proceedings, claims, demands, judgments and settlements (including reasonable legal fees and expenses and all amounts paid in investigation, defense or settlement of any of the foregoing), whether asserted by third parties or incurred or sustained in the absence of third-party claims, whether or not probable, and whether or not any Company Stockholder, the Company, or any officer, director, agent or employee of the Company knew or could have reasonably foreseen the possibility thereof.

“Deductible Amount” has the meaning set forth in Section 10.4(a).

“DGCL” has the meaning set forth in the recitals.

“Disclosure Schedule” means the disclosure schedule of even date herewith delivered by the Company to Parent prior to the execution and delivery of this Agreement and attached hereto.

“Dissenting Share Payments” has the meaning set forth in Section 2.7(c).

“Dissenting Shares” has the meaning set forth in Section 2.7(c).

“Dollars” or “$” means the lawful currency of the United States.

“Earnout Payment Calculation” has the meaning set forth in Section 2.18.

“Earnout Payments” has the meaning set forth in Section 2.18.

“Effective Time” has the meaning set forth in Section 2.3.

“Employee Benefit Plan” means any retirement, pension, profit sharing, deferred compensation, stock bonus, savings, bonus, incentive, cafeteria, medical, dental, vision, hospitalization, life insurance, accidental death and dismemberment, medical expense reimbursement, dependent care assistance, tuition reimbursement, disability, sick pay, holiday, vacation, severance, change of control, stock purchase, stock option, restricted stock, phantom stock, stock appreciation rights, fringe benefit or other employee benefit plan, fund, policy, program, contract, arrangement or payroll practice of any kind (including any “employee benefit plan,” as defined in Section 3(3) of ERISA), or any management, employment, consulting or personal services contract or agreement, whether written or oral, qualified or nonqualified, funded or unfunded, or domestic or foreign, (a) sponsored, maintained or contributed to by any of the Company or any ERISA Affiliate to which any of the Company or any ERISA Affiliate is a party, (b) covering or benefiting any current or former officer, employee, agent, director or independent contractor of any of the Company or any ERISA Affiliate (or any dependent or beneficiary of any such individual), (c) with respect to which the Company or any ERISA Affiliate has (or could have) any Liability, or (d) sponsored, maintained or contributed to by TriNet for the benefit of or covering the Company or any current or former officer, employee, agent, director or independent contractor of the Company or any ERISA Affiliate (or any dependent or beneficiary of any such individual), including with respect to any co-employer or similar arrangement.

“Environmental Claim” has the meaning set forth in Section 3.12(f).

“Environmental Laws” has the meaning set forth in Section 3.12(f).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any corporation, partnership, limited liability company, sole proprietorship, trade, business or other entity or organization that, together with the Company, is treated as a single employer under Code Section 414(b), (c), (m) or (o).

“Escrowed Cash” means the cash held in escrow by Parent as the Escrow Consideration.

“Escrow Consideration” means an amount equal to the product of (x) the Adjusted Consideration multiplied by (y) 0.10.

“Final Date” has the meaning set forth in Section 9.1(b).

“Financial Statements” means the Annual Financial Statements, the Interim Financial Statements and the Monthly Financial Statements.

“GAAP” means the United States generally accepted accounting principles.

“Government Contract” means, individually or collectively as the context may require, (a) written contracts, including delivery orders, task orders, purchase orders and notices-to-proceed between the Company and any Governmental Entity; and (b) written subcontracts (each, a “Government Subcontract”) between the Company and a Prime Contractor who is providing goods or services to a Governmental Entity pursuant to a written contract with such Governmental Entity, provided that such Government Subcontract relates only to goods or services being provided to such Governmental Entity pursuant to such contract.

“Government Subcontract” has the meaning set forth in the definition of Government Contract.

“Governmental Entity” means any: (a) nation, state, county, city, district or other similar jurisdiction of any nature; (b) federal, state, local or foreign government; (c) governmental or quasi governmental authority of any nature (including any governmental agency, branch, commission, bureau, instrumentality, department, official, entity, court or tribunal); (d) multinational organization or body; or (e) body or other Person entitled by applicable Law or contract to exercise any arbitrative, administrative, executive, judicial, legislative, police, regulatory or Taxing authority or power.

“Inbound Intellectual Property Licenses” has the meaning set forth in Section 3.10(d).

“Indebtedness” means any obligation or other Liability under or for any of the following (excluding any trade payable incurred in the Ordinary Course of Business): (a) indebtedness for borrowed money (including if guaranteed or for which a Person is otherwise liable or responsible, including an obligation to assume indebtedness); (b) obligation evidenced by a note, bond, debenture or similar instrument (including a letter of credit); (c) surety bond; (d) swap or hedging contract; (e) capital lease; (f) banker acceptance; (g) purchase money mortgage, indenture, deed of trust or other purchase money Lien or conditional sale or other title retention agreement; (h) indebtedness secured by any mortgage, indenture or deed of trust upon any asset; or (i) interest, fee or other expense regarding any of the foregoing.

“Independent Accounting Firm” has the meaning set forth in Section 2.18(c).

“Information Statement” has the meaning set forth in Section 6.7(a).

“Initial Consideration” means the difference of (a) the product of (x) the Adjusted Consideration multiplied by (y) 0.90 minus (b) the Representative Fund.

“Intellectual Property” means any or all of the following throughout the world (including all rights in, arising out of, or associated with): (a) all patents, industrial rights and applications therefor and all reissues, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and all patents, applications, registrations, documents and filings claiming priority to or serving as a basis for priority thereof; (b) all inventions (whether or not patentable), invention disclosures, improvements, trade secrets, proprietary information, know how, compositions, Software, development tools, technology, techniques, procedures, methodologies, Confidential Information, technical data, customer or vendor lists, pricing or cost information, business or marketing plans or proposals, and all tangible or intangible proprietary information; (c) all works of authorship (in both published and unpublished works), copyrights, copyright registrations and applications therefor, and all other rights of authorship corresponding thereto; (d) mask rights; (e) all industrial designs and any registrations and applications therefor; (f) all trademarks (including all common law trademarks), trade names, logos, service marks, trademark and service mark registrations and applications therefor, and all goodwill for any of the foregoing; (g) all databases and data collections and all rights therein; (h) all moral and economic rights of authors and inventors, however named; (i) all rights or privacy or publicity; (j) all telephone numbers, internet addresses, websites, and domain names, provided that such telephone numbers, internet addresses, websites, and domain names are used primarily for Company business; (k) any other intellectual property right or any similar or equivalent rights to any of the foregoing anywhere in the world, including any application, registration or renewal therefore; and (l) all items, documentation and media containing, describing or relating to any of the foregoing including manuals, memoranda and records wherever created throughout the world.

“Intellectual Property Licenses” has the meaning set forth in Section 3.10(d).

“Interim Balance Sheet” means the unaudited balance sheet of the Company as of March 31, 2011, including the notes thereto.

“Interim Financial Statements” means the Interim Balance Sheet and the related statement of income of the Company for the three (3) months ended March 31, 2011, including the notes thereto.

“Inventors” has the meaning set forth in Section 3.10(g).

“IRS” means the Internal Revenue Service.

“Knowledge” means (a) with respect to the Company or the Principal Stockholders, the actual knowledge of any of the Principal Stockholders or executive officers or other management-level personnel of the Company having responsibility for the matters represented after reasonable inquiry and (b) with respect to Parent, the actual knowledge of Parent’s or its subsidiaries’ directors or executive officers or other management-level personnel having responsibility for the matters represented after reasonable inquiry.

“Law” means any applicable provision of any constitution, treaty, statute, law (including the common law), rule, regulation, ordinance, code or order enacted, adopted, issued or promulgated by any Governmental Entity.

“Leased Real Property” has the meaning set forth in Section 3.17(b).

“Liability” means any liability or obligation of any kind or nature (whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due), including all costs and expenses related thereto.

“Lien” means any mortgage, claim, pledge, security interest, charge, lien, option or other right to purchase, restriction or reservation or any other encumbrance whatsoever.

“Make-Whole Payment” has the meaning set forth in Section 7.5(h).

“Material Adverse Effect” means, with respect to any Person, any incident, condition, change, effect or circumstance that, individually or when taken together with all such incidents, conditions, changes, effects or circumstances in the aggregate, (a) has had or would reasonably be expected to have a material adverse effect on the business, operations, condition (financial or otherwise), properties, prospects, Liabilities or results of operations of such Person and its subsidiaries, taken as a whole or any of them taken individually or (b) materially and adversely affects the ability of the Company, the Company Stockholders, or Parent to consummate the Merger or the Other Transactions.

“Material Contract” has the meaning set forth in Section 3.22.

“Materiality Qualifier” means a qualification to a representation or warranty by use of the word “material,” “materially” or “materiality” or by a reference regarding the occurrence or non occurrence or possible occurrence or non occurrence of a Material Adverse Effect or a “materially adverse effect.”

“Materials of Environmental Concern” has the meaning set forth in Section 3.12(f).

“Merger” has the meaning set forth in the recitals.

“Monthly Financial Statements” means the unaudited balance sheets of the Company for each fiscal month completed prior to the Closing Date, beginning with the month ended April 30, 2011, and the related statement of income for the monthly periods then ended.

“Multiemployer Plan” means any “multiemployer plan” as defined in Section 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code.

“Non-Competition Agreements” has the meaning set forth in Section 8.3(l).

“Objection Notice” has the meaning set forth in Section 2.18(b).

“Objection Period” has the meaning set forth in Section 2.18(b).

“Open Source Materials” has the meaning set forth in Section 3.10(f).

“Option Holder Transmittal Letter” has the meaning set forth in Section 2.8(c).

“Ordinary Course of Business” means the ordinary and usual course of normal day to day operations of the Company, consistent with the Company’s past practice.

“Other Transactions” means the transactions contemplated by the Transaction Documents other than the Merger.

“Outbound Intellectual Property Licenses” has the meaning set forth in Section 3.10(d).

“Parent” has the meaning set forth in the preamble.

“Parent Indemnified Person” has the meaning set forth in Section 10.1(a).

“Party” has the meaning set forth in the preamble.

“Permitted Lien” means any: (a) Lien for any Tax, assessment or other governmental charge that is not yet due and payable or that may thereafter be paid without penalty; or (b) mechanic’s, materialmen’s, landlord’s or similar Lien arising or incurred in the Ordinary Course of Business that secures any amount that is not overdue.

“Person” means any individual, partnership, corporation, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization or any other business entity or association or any Government Entity.

“Post-Closing Straddle Period” is defined in Section 7.5(c).

“Post-Closing Tax Period” is defined in Section 7.5(c).

“Pre-Closing Straddle Period” is defined in Section 7.5(b).

“Pre-Closing Tax Period” is defined in Section 7.5(b).

“Prime Contractor” means any Person (other than the Company) which is a party to any Government Subcontract.

“Principal Stockholders” has the meaning set forth in the preamble.

“Pro Rata Portion” means (a) with respect to each Company Stockholder, Qualifying Option Holder and the Bonus Pool, the total amount of Initial Consideration paid to such Company Stockholder or Qualifying Option Holder or allocated to the Bonus Pool, as applicable, pursuant to this Agreement as of the Closing, expressed as a percentage of the total of all Initial Consideration paid or allocated, as applicable, to all Company Stockholders, Qualifying Option Holders and the Bonus Pool pursuant to this Agreement as of the Closing and (b) with respect to any Bonus Pool Recipient, such Bonus Pool Recipient’s pro rata portion of the Bonus Pool’s Pro Rata Portion as set forth on Schedule 1-B.

“Pro Rata Portion of the Representative Fund” means (a) $23,384.70 with respect to the Company Stockholders, (b) $982.00 with respect to the Qualifying Option Holders and (c) $633.30 with respect to the Bonus Pool.

“Products” has the meaning set forth in Section 3.11.

“Qualifying Company Options” means all options to purchase Company Capital Stock issued during 2010, to the extent such options are outstanding and remain unexercised immediately prior to the Effective Time.

“Qualifying Company Option Consideration Per Share” means, with respect to each Qualifying Company Option, the difference of (x) the Common Consideration Per Share minus (y) the Applicable Exercise Price.

“Qualifying Company Option Escrow Consideration Per Share” means the product of (x) the Qualifying Company Option Consideration Per Share multiplied by (y) 0.10.

“Qualifying Company Option Initial Consideration Per Share” means the difference of (a) the product of (x) the Qualifying Company Option Consideration Per Share multiplied by (y) 0.90 minus (b) such Qualifying Option Holder’s pro rata share of the Qualifying Option Holders’ Pro Rata Portion of the Representative Fund, which shall be determined based on the ratio of the number of shares of Company Capital Stock issuable upon the exercise of such Qualifying Option Holder’s Qualifying Company Options to the total number of shares of Company Capital Stock issuable upon the exercise of all Qualifying Company Options, assuming that all Qualifying Company Options are fully-vested.

“Qualifying Option Holder” means each holder of a Qualifying Company Option immediately prior to the Effective Time.

“Real Property Leases” has the meaning set forth in Section 3.17(b).

“Representative Fund” has the meaning set forth in Section 2.12(c).

“Required Stockholder Vote” has the meaning set forth in Section 3.3(b).

“Responding Party” has the meaning set forth in Section 10.2(a).

“Restricted Cash” means any cash on hand held by the Company to secure or otherwise provide payment for any outstanding letters of credit or deposits and any cash on hand held by the Company in bank, lock box and other deposit accounts located in a jurisdiction outside the United States.

“Secretary of State” has the meaning set forth in Section 2.3.

“S Election” has the meaning set forth in Section 7.5(g).

“Section 338(h)(10) Election” has the meaning set forth in Section 7.5(h).

“Software” means all computer programs, operating systems, applications systems, firmware or software of any nature, whether operational, under development or inactive including all object code, source code, comment code, algorithms, models and methodologies, menu structures or arrangements, icons, operational instructions, scripts, commands, syntax, screen designs, reports, designs, concepts, technical manuals, test scripts, user manuals, databases, compilations and other documentation therefor, whether in machine-readable form, programming language or any other language or symbols, and whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature and all data bases necessary or appropriate to operate any such computer program, operating system, applications system, firmware or software.

“Special Claims” has the meaning set forth in Section 10.3(b).

“Stock Option Plan” has the meaning set forth in Section 3.2(a).

“Stockholders’ Agent” has the meaning set forth in the preamble.

“Stockholder Consent” has the meaning set forth in Section 6.7(b).

“Straddle Period” means any Tax period that begins before the Closing Date and ends after the Closing Date.

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Taxes” means all federal, state, local, foreign and other income, corporation, capital gains, excise, gross receipts, ad valorem, sales, goods and services, harmonized sales, use, employment, franchise, profits, gains, property, transfer, payroll, social security contributions, intangibles and other taxes, fees, stamp taxes, duties, charges, levies or assessments of any kind whatsoever (whether payable directly or by withholding), together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Entity with respect thereto, and the term “Tax” means any one of the foregoing Taxes.

“Tax Returns” means all returns, declarations, reports, statements and other documents filed or required to be filed in respect of Taxes, and the term “Tax Return” means any one of the foregoing Tax Returns.

“Third-Party Claim” has the meaning set forth in Section 10.2(c).

“Trade Secrets” has the meaning set forth in Section 3.10(h).

“Transaction Bonus” means a bonus awarded to an employee or consultant of the Company pursuant to a Transaction Bonus Agreement.

“Transaction Bonus Agreement” means one of the letter agreements between the Company and its employees or consultants which, among other things, awards such employee or consultant a cash bonus to be funded by the Bonus Pool based upon and representing a portion of the Bonus Pool Consideration and any Earnout Payments allocable to the Bonus Pool.

“Transaction Documents” means this Agreement and each other agreement, document and instrument entered into or executed by any Party in connection with this Agreement.

“Transaction Expenses” has the meaning set forth in Section 11.11.

“Transfer Taxes” has the meaning set forth in Section 7.5(f).

“Transmittal Letter” has the meaning set forth in Section 2.13(a).

“Treasury Regulations” means the applicable regulations promulgated by the IRS under to the Code.

“TriNet” has the meaning set forth in Section 3.14(a).

ARTICLE II

MERGER

Section 2.1 The Merger. At the Effective Time and subject to and upon the terms and conditions set forth in this Agreement and the applicable provisions of the DGCL, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation and a wholly-owned subsidiary of Parent. The Company, as the surviving corporation after the Merger, is hereinafter referred to as the “Surviving Corporation.”

Section 2.2 Closing. Subject to any earlier termination hereof, the closing of the Merger and the Other Transactions (the “Closing”) will take place at the offices of Perkins Coie LLP, 3150 Porter Drive, Palo Alto, California 94304, beginning at 10:00 a.m. California Time, on the second Business Day after the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the Merger and the Other Transactions (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) or such other date or time as the Parties may determine (the actual date on which the Closing occurs being the “Closing Date”). To the extent the Parties agree, documents may be delivered at the Closing by facsimile or other electronic means. All actions to be taken and all documents to be executed or delivered at the Closing will be deemed to have been taken, executed and delivered simultaneously, and no action will be deemed taken and no document will be deemed executed or delivered until all have been taken, delivered and executed, except in each case to the extent otherwise stated in this Agreement or any other Transaction Document.

Section 2.3 Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, the Parties shall execute and file the certificate of merger in the form attached hereto as Exhibit A and in accordance with the requirements of the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Secretary of State”), whereupon Merger Sub shall be merged with and into the Company, which shall survive the Merger, pursuant to the provisions of the DGCL. The Parties shall make all other filings, recordings or publications required by the DGCL in connection with the Merger. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State pursuant to the DGCL or at such later time as shall be agreed upon by the Parties and specified in the Certificate of Merger (the “Effective Time”).

Section 2.4 Effect of the Merger. From and after the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL.

Section 2.5 Certificate of Incorporation; Bylaws.

(a) Immediately after the Effective Time, the certificate of incorporation of the Surviving Corporation shall be the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that Article I of the Certificate of Incorporation of the Surviving Corporation will read in its entirety as follows until amended after the Effective Time as provided in such Certificate of Incorporation or by applicable Law: “The name of the corporation is Optomai, Inc.”, and such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by Law and such certificate of incorporation.

(b) Immediately after the Effective Time, the bylaws of the Surviving Corporation shall be the bylaws of Merger Sub as in effect immediately prior to the Effective Time, and such bylaws shall be the bylaws of the Surviving Corporation until thereafter amended as provided by Law and such bylaws.

Section 2.6 Directors; Officers.

(a) Immediately after the Effective Time, the directors of Merger Sub immediately before the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. In furtherance thereof, the Company shall secure, effective at the Effective Time, resignations of all of the incumbent directors of the Company Board, and the Company shall take all actions available to the Company to cause the directors of Merger Sub to be so elected or appointed at the Effective Time.

(b) Immediately after the Effective Time, the officers of Merger Sub immediately before the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly appointed, as the case may be. In furtherance thereof, the Company shall secure, effective at the Effective Time, resignations of all of the officers of the Company, and the Company shall take all actions available to the Company to cause the officers of Merger Sub to be so appointed at the Effective Time.

Section 2.7 Effect on Capital Stock.

(a) Conversion of Company Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any Company Stockholder, all shares of Company Capital Stock will no longer be outstanding and will be canceled and retired automatically and will cease to exist, and each Company Stockholder will cease to have any rights with respect thereto, except the right to receive its respective portion of the Initial Consideration, Escrow Consideration and Earnout Payments, if any, payable in accordance with and in the manner provided by this Article II, and subject to the limitations and conditions in this Article II, along with the other rights provided by this Agreement.

(b) Conversion of Capital Stock of Merger Sub. As of the Effective Time, by virtue of the Merger and without any action on the part of any Party or any holder of securities of Merger Sub, each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, which will be the only shares of capital stock of the Surviving Corporation issued and outstanding immediately after the Effective Time. Each stock certificate of Merger Sub evidencing ownership of any such shares of common stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.

(c) Dissenters’ Rights. “Dissenting Shares” means any shares of Company Capital Stock issued and outstanding immediately prior to the Effective Time and held by a Company Stockholder that has not voted in favor of the Merger or consented thereto in writing and that has demanded properly in writing appraisal for such shares of Company Capital Stock in accordance with Section 262 of the DGCL.

(i) Subject to clause (ii) of this Section 2.7(c), notwithstanding any other provision of this Agreement to the contrary, Dissenting Shares shall not be converted as provided in Section 2.7(a), but the holder thereof shall be entitled only to such rights as are granted by the DGCL.

(ii) Notwithstanding the provisions of clause (i) of this Section 2.7(c), if any Company Stockholder that demands appraisal of such Company Stockholder’s shares of Company Capital Stock under the DGCL effectively withdraws or loses (through failure to perfect or otherwise) such Company Stockholder’s right to appraisal, then as of the Effective Time or the occurrence of such event, whichever later occurs, such Company Stockholder’s shares of Company Capital Stock shall automatically be cancelled and converted (without interest) as provided in Section 2.7(a).

(iii) The Company shall comply with the provisions of Section 262 of the DGCL which are required to be complied with prior to the Effective Time to the reasonable satisfaction of Parent. The Company shall give Parent (A) prompt notice of any written demands for appraisal or payment of the fair value of any shares of Company Capital Stock, withdrawals of such demands, and any other instruments served on the Company pursuant to the DGCL relating to the Merger, and (B) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Except with the prior written consent of Parent, which will not be unreasonably withheld or delayed, the Company shall not voluntarily make any payment with respect to any demands for appraisal or compromise, settle, or offer to settle, any such demands or approve any withdrawal of any such demand.

(iv) Notwithstanding the foregoing, (A) to the extent that Parent, the Surviving Corporation or the Company makes any payment or payments in respect of any Dissenting Shares in excess of the value of the Adjusted Consideration that otherwise would have been payable in respect of such shares in accordance with this Agreement or (B) if Parent or the Surviving Corporation incur any Damages (including attorneys’ and consultants’ fees, costs and expenses and including any such fees, costs and expenses incurred in connection with investigating, defending against or settling any action or proceeding) in respect of any Dissenting Shares (excluding payments for such shares) (payments made or Damages incurred as described in clauses (A) and (B) are referred to herein as “Dissenting Share Payments”), Parent shall be entitled to recover under the terms of Article X hereof the amount of such Dissenting Share Payments to the extent that they exceed the value of the Adjusted Consideration and Earnout Payments that otherwise would have been payable in respect of such shares in accordance with this Agreement.

(d) Cancellation of Company Capital Stock Owned by the Company. As of the Effective Time, by virtue of the Merger and without any action on the part of any Party or any Company Stockholder, all shares of Company Capital Stock that are owned by the Company as treasury stock immediately prior to the Effective Time (if any) shall be canceled and extinguished without any conversion thereof, and no consideration will be paid or delivered in exchange therefor.

Section 2.8 Company Options.

(a) Prior to the Closing, the Company or the Company Board shall take such actions as are necessary to cause each outstanding Company Option to be fully-vested. Immediately prior to the Effective Time, the Company shall terminate and cancel each Company Option that is outstanding and unexercised as of the Effective Time. Neither the Surviving Corporation nor Parent shall assume any Company Option that is outstanding immediately prior to the Effective Time, whether or not then exercisable, and the Company shall take any and all action necessary or appropriate to cause the Company Options to be terminated and cancelled prior to the Effective Time. In order to receive payment for a Qualifying Company Option in accordance with this Article II, each Qualifying Option Holder must provide Parent with a duly completed and validly executed letter of transmittal in the form of Exhibit B attached hereto (an “Option Holder Transmittal Letter”). Promptly after the date hereof, the Company shall provide each Qualifying Option Holder with a copy of the Information Statement together with the form of Option Holder Transmittal Letter for completion by such Qualifying Option Holder.

(b) After the Effective Time, as soon as practicable following the receipt of each Qualifying Option Holder’s Option Holder Transmittal Letter, Parent and the Surviving Corporation shall cause to be paid to each Qualifying Option Holder an amount in cash equal to the product of (x) the number of shares of Company Capital Stock for which such Qualifying Company Option was exercisable immediately prior to the Effective Time (assuming the full vesting of such Qualifying Company Option) multiplied by (y) the Qualifying Company Option Initial Consideration Per Share.

(c) Additionally, Parent shall retain and hold in escrow in accordance with the provisions of Article X, for the benefit of each such Qualifying Option Holder, an amount in cash equal to the product of (x) the number of shares of Company Capital Stock for which such Qualifying Company Option was exercisable immediately prior to the Effective Time (assuming the full vesting of such Qualifying Company Option) multiplied by (y) the Qualifying Company Option Escrow Consideration Per Share, which shall be held in escrow by Parent to compensate the Parent Indemnified Persons for Damages pursuant to and in accordance with the terms and conditions set forth in Article X, and, to the extent released to the Qualifying Option Holders pursuant to Article X, paid to the Qualifying Option Holders in accordance with Section 2.12.

Section 2.9 Merger Consideration. Subject to the adjustments set forth herein, the aggregate consideration payable by Parent to the Company Stockholders in connection with the Merger shall consist of:

(a) the Common Initial Consideration payable in exchange for the Company Capital Stock, which in each case shall be paid or delivered to the Company Stockholders, except with respect to Dissenting Shares, on the Closing Date subject to and in accordance with Sections 2.11 and 2.13;

(b) the Escrow Consideration payable in exchange for the Company Capital Stock, which shall be held in escrow by Parent to compensate the Parent Indemnified Persons for Damages pursuant to and in accordance with the terms and conditions set forth in Article X, and, to the extent released to the Company Stockholders pursuant to Article X, paid or delivered to the Company Stockholders subject to and in accordance with Sections 2.12 and 2.13; and

(c) the Earnout Payments, if any, payable in exchange for the Company Capital Stock in accordance with Section 2.18.

Each Company Stockholder shall be entitled to receive, subject to the limitations and conditions of this Article II, an amount equal to the product of (i) the Common Initial Consideration Per Share or the Common Escrow Consideration Per Share, as applicable, multiplied by (ii) the aggregate number of shares of Company Capital Stock held by such Company Stockholder immediately prior to the Effective Time.

Section 2.10 Funding and Payment of Bonus Pool Consideration.

(a) Parent shall, at Parent’s election (i) pay directly to the Bonus Pool Recipients or (ii) contribute to the Surviving Corporation, the Bonus Pool Consideration and any Earnout Payments allocable to the Bonus Pool hereunder if, as and when such Bonus Pool Consideration or Earnout Payments become due and payable hereunder.

(b) Reasonably promptly following receipt of Bonus Pool Consideration or Earnout Payments from Parent or the remaining portion of the Representative Fund allocated to the Bonus Pool, if any, from the Stockholders’ Agent, the Surviving Corporation or Parent, as applicable, shall cause to be paid to each Bonus Pool Recipient the amount in cash, if any, to which such Bonus Pool Recipient is entitled pursuant to such Person’s

Transaction Bonus Agreement, subject to Section 2.15. Parent or the Surviving Corporation, as applicable, shall be permitted, without limiting the foregoing, to delay such any such payment until the next regularly-scheduled payroll date.

(c) Additionally, Parent shall retain and hold in escrow in accordance with the provisions of Article X, for the benefit of each such Bonus Pool Recipient, an amount in cash equal to the Bonus Pool Escrow Consideration, which shall be held in escrow by Parent to compensate the Parent Indemnified Persons for Damages pursuant to and in accordance with the terms and conditions set forth in Article X, and, to the extent released to the Bonus Pool pursuant to Article X, subsequently be paid to the Bonus Pool Recipients in accordance with Section 2.12.

(d) Payments of Transaction Bonuses are intended to comply with the provisions applicable to transaction-based compensation set forth in Treasury Regulations Section 1.409A-3(i)(5)(iv)(A), and the provisions of this Agreement applicable to such payments shall be administered and interpreted consistently with such intent.

Section 2.11 Purchase Price Adjustments; Payment of Transaction Expenses and Company Debt. On the Business Day prior to the Closing Date, Stockholders’ Agent shall deliver to Parent a statement (the “Closing Consideration Statement”), in form and substance satisfactory to Parent, setting forth Stockholders’ Agent’s reasonable, good faith determination of the Adjusted Consideration, including a reasonably detailed calculation of such amount and setting forth the elements thereof, accompanied by a certificate signed by the President of the Company stating that the determination contained therein is true and correct as of the Closing, and which shall include copies of any invoices or other supporting documents referred to therein. The Closing Consideration Statement shall include Transaction Expenses incurred by the Company (on its own behalf or on behalf of the Company Stockholders or any other Person) and all Company Debt as of the Closing Date. No fewer than three (3) Business Days prior to the Closing, Stockholders’ Agent shall deliver to Buyer a draft Closing Consideration Statement setting forth Seller’s reasonable, good faith determination of the Adjusted Consideration as of the Closing Date. Notwithstanding the foregoing, the Adjusted Consideration shall be updated on the Closing Date to reflect Seller’s Transaction Expenses related to legal fees in an amount to be determined immediately prior to the Closing upon submission of a final invoice for legal fees by Seller’s counsel, White & Lee LLP, with such invoiced amount to be paid by Parent, on behalf of the Company, on the Closing Date, by check or wire transfer to the account(s) specified by Seller in Schedule 2.11. To the extent that Indebtedness owed by the Company to the Principal Stockholders is included in the determination of Company Debt and results in a reduction of the Adjusted Consideration, and provided that Parent has received evidence reasonably satisfactory to Parent and its counsel of the termination of all obligations with respect thereto, including original promissory notes representing the same marked “canceled,” the Company will discharge such Company Debt as of the Closing. Parent and Stockholders’ Agent will use reasonable, good faith efforts to resolve any disagreements concerning the Closing Consideration Statement. The Adjusted Consideration as determined under this Section 2.11 shall constitute the Adjusted Consideration for purposes of any payment to be made hereunder as of the Closing Date.

Section 2.12 Escrow of Escrowed Cash; Representative Fund.

(a) All Escrowed Cash shall be subject to forfeiture as provided in Article X. The Escrowed Cash deposited with Parent pursuant to the requirements of this Agreement shall remain in escrow until such time or times as it is to be released or forfeited as set forth herein. The Escrowed Cash shall not accrue interest.

(b) If all applicable periods during which the Escrowed Cash is subject to forfeiture hereunder have expired and there are no unresolved Claims pending, the Escrowed Cash not previously forfeited shall be released from escrow and delivered or allocated, as applicable, to the respective Company Stockholders and Qualifying Option Holders and the Bonus Pool pursuant to Article X.

(c) Immediately following the Effective Time, a portion of the Initial Consideration consisting of cash in the amount of $25,000 (the “Representative Fund”) shall be delivered or caused to be delivered by Parent to the Stockholders’ Agent, to be held in escrow by such Stockholders’ Agent, to be used exclusively for the purposes set forth in this subsection (c). For the avoidance of doubt, the Representative Fund constitutes a reduction to the Initial Consideration to be received by the holders of Company Stock and Qualifying Company Options or allocated to the Bonus Pool pursuant to this Agreement, and shall not be funded from the Escrowed Cash. The Representative Fund shall be used by the Stockholders’ Agent solely for payment of out-of-pocket expenses, in each instance incurred by the Stockholders’ Agent in connection with the performance of the Stockholders’ Agent duties and obligations hereunder. Notwithstanding anything to the contrary herein, in no event shall (i) any Indemnified Party have any rights in or to the Representative Fund or (ii) Parent have any obligation or incur any expense with respect to the Representative Fund. Parent shall not have any responsibility or liability for the manner in which the Stockholders’ Agent uses or disburses the Representative Fund, incurs expenses or performs his duties. Upon the expiration of the three (3) month period following the date on which the Earnout Payment for the period ending on March 30, 2012 is due and payable hereunder (or, if no Earnout Payment is due and payable with respect to such period, August 31, 2012), the Stockholders’ Agent shall disburse any remaining portion of the Representative Fund to the Company Stockholders and the Qualifying Option Holders and to Parent or the Surviving Corporation for the benefit of the Bonus Pool in accordance with their respective Pro Rata Portions of the Representative Fund. Neither Parent nor the Surviving Corporation shall have any obligation with respect to the distribution of any remaining amount of the Representative Fund except as expressly provided in Section 2.10(b).

Section 2.13 Surrender of Certificates.

(a) Exchange Procedures. In order to receive its portion of the Common Initial Consideration or the Common Escrow Consideration in accordance with this Article II, each Company Stockholder must surrender the Company Certificate(s) representing such Company Stockholder’s ownership of Company Capital Stock, together with a duly completed and validly executed letter of transmittal in the form of Exhibit B attached hereto (a “Transmittal Letter”). After the Effective Time, as soon as practicable following the receipt of each Company Stockholder’s Transmittal Letter and Company Certificates, Parent shall, in exchange therefor, deliver the Common Initial Consideration and retain in escrow Common

Escrow Consideration in accordance with this Article II. Until properly surrendered, each outstanding Company Certificate will be deemed from and after the Effective Time, for all corporate purposes, to evidence the right to receive a portion of the Adjusted Consideration in accordance with, subject to the other terms and conditions of, this Article II.

(b) No Liability. Notwithstanding anything to the contrary in this Section 2.13, neither the Surviving Corporation nor any Party shall be liable to any Person for any amount properly paid to a Governmental Entity pursuant to any applicable abandoned property, escheat or similar Law.

(c) Dissenting Shares. The provisions of this Section 2.13 shall also apply to Dissenting Shares that lose their status as such, except that the obligations of Parent under this Section 2.13 shall commence on the date of loss of such status and the holder of such shares shall be entitled to receive in exchange for such shares the portion of the Adjusted Consideration to which such holder is entitled pursuant to this Article II.

Section 2.14 No Further Ownership Rights in Company Capital Stock. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of any shares of Company Capital Stock on the records of the Company. From and after the Effective Time, the holders of Company Certificates evidencing ownership of shares of Company Capital Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Company Certificates are presented to Parent or the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in and subject to the terms of this Article II.

Section 2.15 Withholding Taxes. The Company and, on its behalf, Parent and the Surviving Corporation, shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement or any Transaction Bonus Agreement to any Company Stockholder, Qualifying Option Holder or Bonus Pool Recipient such amounts as it may be required to deduct or withhold with respect to the making of such payment under the Code or any provision of applicable Tax Law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes as having been paid to the Person to whom such amounts would otherwise have been paid.

Section 2.16 Lost, Stolen or Destroyed Certificates. In the event that any Company Certificates shall have been lost, stolen or destroyed, Parent shall cause to be paid in exchange for such lost, stolen or destroyed Company Certificates, upon the making of an affidavit of that fact by the holder thereof, such payment of the Adjusted Consideration as may be required pursuant to this Article II; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Company Certificates to deliver a written affidavit and indemnity agreement, in form and substance acceptable to Parent, and a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent or the Surviving Corporation with respect to the Company Certificates alleged to have been lost, stolen or destroyed.

Section 2.17 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of Parent, the Company and the Surviving Corporation and each of their respective subsidiaries are fully authorized in the name of their respective corporations to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Section 2.18 Earnout.

(a) Subject to the other terms of this Agreement, as additional consideration for the Merger, Parent shall pay to the Company Stockholders and Qualifying Option Holders and allocate to the Bonus Pool the amounts earned, if any, as set forth on Exhibit C (collectively, the “Earnout Payments”), subject to the satisfaction of the conditions set forth thereon and herein. The Earnout Payments shall be calculated by Parent in accordance with Exhibit C as of the close of business on March 30, 2012 and March 29, 2013, respectively. The Earnout Payment calculation (the “Earnout Payment Calculation”) shall be provided by Parent to Stockholder’s Agent on or before May 30, 2012 for the Earnout Payment set forth in Paragraph (a) of Exhibit C, and on or before May 29, 2013 for the Earnout Payment set forth in Paragraphs (b) and (c) of Exhibit C.

(b) Stockholders’ Agent shall be entitled to review the Earnout Payment Calculation, together with supporting work papers and books and records, in each case, of Parent and its representatives, accountants and other advisors, to be provided upon Stockholders’ Agent’s reasonable request. During a period of thirty (30) days after the date Stockholders’ Agent receives the Earnout Payment Calculation (the “Objection Period”), if Stockholders’ Agent disagrees with the Earnout Payment Calculation, then Stockholders’ Agent shall give written notice (an “Objection Notice”) to Parent within such thirty (30) day period specifying in reasonable detail Stockholders’ Agent’s disagreement with Parent’s determination of the applicable Earnout Payment as set forth in the Earnout Payment Calculation. Any Objection Notice must specify those items or amounts as to which Stockholders’ Agent disagrees, and Stockholders’ Agent will be deemed to have agreed with all other items and amounts contained in the Earnout Payment Calculation. If Stockholders’ Agent does not deliver an Objection Notice within the Objection Period, then Stockholders’ Agent will be deemed to have agreed entirely with the determination of the applicable Earnout Payment as set forth in the Earnout Payment Calculation.

(c) If an Objection Notice is duly and timely delivered in accordance with the terms of Section 2.18(b), Parent and Stockholders’ Agent will, during the thirty (30) days following delivery of the Objection Notice, use commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the Earnout Payment, which amount must be within the range of the amount thereof shown in the Earnout Payment Calculation and the amount thereof shown in the Objection Notice. If during such thirty (30) day period, Parent and Stockholders’ Agent are unable to reach agreement on the Earnout Payment, they will promptly thereafter cause an independent accounting firm of recognized national or regional standing to be mutually agreed upon by Parent and Stockholders’ Agent, acting reasonably and in good faith (the “Independent Accounting Firm”), to review this Agreement and the disputed items or amounts for the purpose of calculating the Earnout Payment (it being understood that in making such determination, the Independent Accounting Firm will be functioning as an expert and not as an arbitrator). In making its calculation of the Earnout Payment, the Independent Accounting Firm may consider only those items or amounts in the Earnout Payment Calculation as to which Stockholders’ Agent disagreed in the Objection Notice. The Independent Accounting Firm’s determination of any disputed items or amounts and its calculation of the Earnout Payment must be within the range of the amount thereof shown in the Earnout Payment Calculation and the amount thereof shown on the Objection Notice. The Independent Accounting Firm will deliver to Parent and Stockholders’ Agent, as promptly as practicable, a report setting forth, in reasonable detail, its determination of the disputed items and the resulting Earnout Payment. Such report will be final and binding upon the Parties and the Company Stockholders, Qualifying Option Holders and Bonus Pool Recipients absent manifest error. The cost of the Independent Accounting Firm’s review and report will be borne by Parent, on the one hand, and the Company Stockholders, Qualifying Option Holders and Bonus Pool Recipients on the other hand, in the same proportion that the dollar amount of the disputed items or amounts that are not resolved in favor of Parent, on the one hand, and the Company Stockholders, Qualifying Option Holders and Bonus Pool Recipients, on the other hand (as applicable), bears to the total dollar amount of items or amounts in dispute resolved by the Independent Accounting Firm. Each Party, the Stockholders’ Agent and each Company Stockholder, Qualifying Option Holder and Bonus Pool Recipient will bear all of its respective other expenses incurred in connection with matters contemplated by Section 2.18 (b) and this Section 2.18(c).

(d) Subject to the terms and conditions of this Agreement, including the last sentence of this section and Section 10.11 hereof, the Earnout Payments, if any, shall be paid by Parent to the Company Stockholders and Qualifying Option Holders and allocated to the Bonus Pool in accordance with their Pro Rata Portions and shall be due and payable or allocated, as applicable, as soon as reasonably practicable, but not more than ten (10) Business Days, following the final determination of the amount of such Earnout Payments in accordance with the procedures set forth in this Section 2.18, provided, however, that the amount of the Earnout Payments that would otherwise be required to be made pursuant to this Section 2.18(d) shall be reduced by the amount that may be required to satisfy the full amount of any Claims made prior to that date in accordance with Article X, but not yet finally adjudicated or otherwise finally resolved and paid. Any Earnout Payment not made as a result of pending Claims shall be made when all Claims made in accordance with Article X have been resolved by a final, non-appealable ruling. Each Principal Stockholder (on behalf of himself and each other Company Stockholder, Qualifying Option Holder and Bonus Pool Recipient) acknowledges and agrees that (i) the Company Stockholders’, Qualifying Option Holders’ and Bonus Pool Recipients’ sole and exclusive right under this Section 2.18 will be to receive, subject to the other terms of this Agreement, the Earnout Payments if the conditions set forth on Exhibit C are satisfied; (ii) except for its obligation to provide (A) the applicable level of aggregate funding in respect of the development, production, sales and support of Earnout Products by Parent and its subsidiaries on a consolidated basis as specified in the budget set forth on Exhibit D hereto, only at such times and only upon the satisfaction of the conditions set forth on such Exhibit D, and (B) the other support commitments of Parent expressly enumerated on Exhibit D, Parent (1) will have the right to operate its business and that of its subsidiaries (including the Surviving Corporation) as it chooses, in its sole discretion, and (2) Parent is not under any obligation to provide any specific level of investment or financial assistance to the Surviving Corporation or the development, production, sales and support of Earnout Products, nor is Parent required to undertake any specific actions (or to refrain from taking any specific actions) with respect to the operation of the Surviving Corporation or the development, production, sales and support of Earnout Products; (iii) Parent is not representing or warranting that any specific revenue or products sale thresholds will be achieved nor will the Company Stockholders, Qualifying Option Holders or Bonus Pool Recipients have any claims against Parent arising from any failure to meet for any reason (other than its failure to comply with the express terms of subsection (ii) above) any revenue or product sales thresholds; and (iv) all payments made under this Article II to Company Stockholders are being paid solely in exchange for the Merger, and, except as otherwise required by Law, the Parties will not take a Tax Return position inconsistent with the foregoing. Notwithstanding any provision hereof to the contrary, (A) each Company Stockholder acknowledges and agrees that he or she will immediately and irrevocably forfeit to Parent his or her rights to receive any and all of the Earnout Payments, including his or her Pro Rata Portion of the Earnout Payments, hereunder if he or she breaches or violates the terms of his or her Non-Competition Agreement, provided that such forfeiture will not constitute an election of remedies or limit in any manner the enforcement of any other remedy that may be available to Parent, and provided further that the Pro Rata Portion of the other Company Stockholders, Qualifying Option Holders and Bonus Pool Recipients shall not be increased by operation of this provision and (B) in no event shall the aggregate of all Earnout Payments be more than $16,000,000. All parties hereto acknowledge and agree that the net effect of the operation of the preceding sentence is to reduce the total amount of any Earnout Payment that would otherwise be earned hereunder by the amount of such payment that would have been the Pro Rata Portion of any party that breaches or violates his or her Non-Competition Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY

The Company and the Principal Stockholders, jointly and severally, represent and warrant to Parent and Merger Sub as of the date hereof and as of the Closing Date as follows, subject, in each case, to the exceptions provided in the Disclosure Schedule. Any disclosure or exception in the Disclosure Schedule will be deemed to be disclosed in each of the other sections of the Disclosure Schedule as though fully set forth in such other sections if it is reasonably apparent on the face of such disclosure or exception that such disclosure or exception applies.

Section 3.1 Organization, Standing and Power; Subsidiaries.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has the requisite corporate power and authority to own its properties and assets and to carry on its business as now being conducted and as currently proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership or leasing of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have a material impact on the Company. The Company has delivered to Parent a true, complete and correct copy of the Company Articles and Company Bylaws, each as amended to date and as currently in effect. The Company is not in violation of any of the provisions of the Company Articles or Company Bylaws. The Company does not have any subsidiaries and does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for any equity or similar interest in, any Person.

(b) The minute books of the Company made available to Parent contain a complete and accurate summary of all meetings of directors and stockholders and all actions by written consent from the time of incorporation of the Company through the date of this Agreement and accurately reflect, in all material respects, all transactions and other corporate actions referred to in such minutes.

Section 3.2 Capitalization; Title to the Shares.

(a) The authorized capital stock of the Company consists of 30,000,000 shares of Company Capital Stock. As of the date hereof, (i) 10,000,000 shares of Company Capital Stock are issued and outstanding; (ii) 2,500,000 shares of Company Capital Stock are reserved for issuance under the Company’s 2010 Equity Incentive Plan (the “Stock Option Plan”); and (iii) 418,750 shares of Company Capital Stock are subject to issuance pursuant to outstanding Company Options. No shares of Company Capital Stock are issued and held in the treasury of the Company. As of the Closing, no shares of Company Capital Stock shall be subject to issuance pursuant to any Company Options. All of the outstanding shares of Company Capital Stock are, and all shares of Company Capital Stock which may be issued pursuant to the exercise of outstanding Company Options will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable.

(b) Except as listed in Section 3.2 of the Disclosure Schedule, and other than rights of Parent or Merger Sub created hereunder, there is no: (i) pre emptive right, option, warrant, put, call, purchase right, subscription right, conversion right, convertible instrument, exchange right or other security, contract or commitment of any nature whereby any Person has, or has a right to receive, any equity interest of, or right or obligation to acquire any equity interest of, the Company; (ii) equity appreciation, phantom stock, profit participation or similar right with respect to the Company; or (iii) voting trust, proxy or other contract with respect to any equity interest of the Company.

(c) Schedule 1-A sets forth a true, complete and correct list of each holder of record of Company Capital Stock and Company Options, the number and class of such securities (including Company Options) owned by each such holder.

Section 3.3 Authority.

(a) The Company has the requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which the Company is a party and to consummate the Merger and the Other Transactions. The execution and delivery of the Transaction Documents and the consummation of the Merger and the Other Transactions have been duly authorized by all necessary corporate action on the part of the Company, except for the Required Stockholder Vote. The Required Stockholder Vote will be obtained prior to the

Closing. This Agreement and the other Transaction Documents to which the Company is a party have been duly executed and delivered by the Company and constitute the valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except to the extent that enforceability may be limited by the effect, if any, of any applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally or any general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity. Neither the execution and delivery by the Company of any Transaction Document nor the consummation of the Merger or the Other Transactions will conflict with, or result in any breach or violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under (i) any provision of the Company Articles or the Company Bylaws, (ii) any mortgage, indenture, lease, contract, agreement, instrument or understanding to which the Company is a party or to which any of its properties or assets are bound or (iii) any Law applicable to the Company or any of its properties or assets. No notice to or filing with, and no permit, authorization, consent or approval of, any Person is necessary for the execution and delivery of the Transaction Documents by the Company or the consummation of the Merger or the Other Transactions, other than the filing of the Certificate of Merger with the Secretary of State and approval of this Agreement and the Merger by the Company Stockholders as described in Section 3.3(b).

(b) The affirmative vote or written consent of Company Stockholders holding at least a majority of the outstanding shares of the Company Capital Stock (the “Required Stockholder Vote”) is the only vote or written consent of any class or series of the Company’s capital stock necessary to approve this Agreement, the Merger and the Other Transactions.

(c) The Company Board has unanimously (i) adopted this Agreement, (ii) determined that the Merger and the Other Transactions are advisable and in the best interests of the stockholders of the Company and on terms that are fair to such stockholders and (iii) resolved to recommend that the stockholders of the Company adopt this Agreement and approve the Merger and the Other Transactions, and none of the aforesaid actions by the Company Board has been amended, rescinded or modified.

Section 3.4 Financial Statements; Absence of Undisclosed Liabilities.

(a) Attached hereto as Section 3.4 of the Disclosure Schedule are true, complete and correct copies of the Financial Statements. The Financial Statements (i) were prepared in accordance with, and are consistent with, the books and records of the Company (which books and records are correct and complete in all material respects), and (ii) fairly present, in all material respects, the assets, liabilities and financial condition of the Company at their respective dates and the results of operations of the Company for the respective periods covered thereby. The financial records of the Company, all of which the Company has made available to Parent, are true, complete and correct, accurately represent all actual, bona fide transactions related to the Company and the periods covered thereby, and have been maintained in accordance with sound business practices, including the maintenance of an adequate system of internal controls.

(b) Except (i) as disclosed on the face of the Interim Balance Sheet (regardless of whether in any note thereto), (ii) for Liabilities incurred in the Ordinary Course of Business since the date of the Interim Balance Sheet (none of which are material individually or in the aggregate, and none of which arise out of, relate to or result from, or are in the nature of or were caused by any breach of contract, breach of warranty, tort, infringement or violation of applicable Law), and (iii) Transaction Expenses that have been paid by the Company or will be paid in accordance with the Closing Consideration Statement, the Company does not have any material Liabilities. There are no off balance sheet arrangements to which the Company is a party or otherwise involving the Company.

(c) Except for Indebtedness listed in Section 3.4 of the Disclosure Schedule, the Company does not have any Indebtedness outstanding on the date hereof. The Company is not in default or otherwise in breach with respect to any Indebtedness. The Company has provided to Parent a true, correct and complete copy of all documents (including all amendments, supplements, waivers and consents) with respect to any Indebtedness of the Company.

Section 3.5 Absence of Certain Changes. Except as and to the extent set forth on the face of the Financial Statements (rather than in any notes thereto), since December 31, 2010, the Company has conducted its business in the Ordinary Course of Business in all material respects. Without limiting the generality of the foregoing, since December 31, 2010, the Company has not:

(a) suffered any Material Adverse Effect;

(b) (i) issued or otherwise allowed to become outstanding or acquired or pledged or otherwise encumbered any equity interest or other security of the Company or right (including any option, warrant, put or call) to any such equity interest or other security, (ii) declared, set aside or paid any dividend on, or made any other distribution in respect of, any of its equity interests or other securities, (iii) split, combined or reclassified any of its equity interests or issued or authorized the issuance of any other security in respect of, in lieu of or in substitution for any of its equity interests or other securities or made any other change to its capital structure or (iv) purchased, redeemed or otherwise acquired any equity interest or any other security of the Company or any right, warrant or option to acquire any such equity interest or other security;

(c) paid, discharged or satisfied any claims or Liabilities other than the payment, discharge or satisfaction in the Ordinary Course of Business of liabilities reflected or reserved against in the Interim Balance Sheet or incurred any Liabilities (except for non-material items incurred in the Ordinary Course of Business or Transaction Expenses that have been paid by the Company in accordance with the Closing Consideration Statement) or increased, or experienced any change in any assumptions underlying or methods of calculating, any bad debt, contingency or other reserves;

(d) written down the value of any inventory or written off as uncollectible any notes or accounts receivable, except for immaterial write-downs and write-offs in the Ordinary Course of Business;

(e) (i) became a guarantor with respect to any obligation of any other Person, (ii) assumed or otherwise became obligated for any Liability of any other Person for borrowed money, or (iii) agreed to maintain the financial condition of any other Person;

(f) cancelled any debts or waived any claims or rights of substantial value;

(g) (i) made any loan, advance or capital contribution to, or investment in, any other Person, or (ii) made or pledged to make any charitable or other capital contribution;

(h) sold, transferred, or otherwise disposed of any of its properties or assets (real, personal or mixed, tangible or intangible), except in the Ordinary Course of Business;

(i) granted or acquired, or agreed to grant to or acquire from any Person any licenses of Intellectual Property, abandoned, disposed of or permitted to lapse any rights to the use of any Intellectual Property, or disposed of or disclosed to any Person other than representatives of Parent any trade secret, formula, process or know-how or other Intellectual Property not theretofore a matter of public knowledge;

(j) increased in any manner (including acceleration or funding provisions) the compensation or benefits of any current or former director, officer, employee or consultant of the Company (including any such increase pursuant to any Employee Benefit Plan) or increased in any manner (including acceleration or funding provisions) the compensation or benefits payable or to become payable to any current or former director, officer, employee or consultant of the Company, except, in the case of employees other than officers of the Company, for such increases in compensation or benefits made in the Ordinary Course of Business;

(k) adopted, entered into or amended any Employee Benefit Plan, other than as required pursuant to applicable Law;

(l) entered into, amended or terminated any Material Contract or waived, released or assigned any right or claim under any Material Contract;

(m) made capital expenditures or commitments or acquired any property, plant and equipment that would be treated as a capital expenditure in accordance with the Company’s historical financial record keeping practices, for an aggregate material cost in excess of $5,000;

(n) made or changed an election in respect of Taxes, adopted or changed any accounting method in respect of Taxes, failed to file, on a timely basis, with the appropriate Governmental Entities, all Tax Returns required to be filed for taxable periods ending on or before the Closing Date and due on or prior to the Closing Date, which such Tax Returns shall be true, correct and complete in all material respects, or failed to pay or remit, on a timely basis, any Taxes required to be paid, amended any Tax Return, entered into any closing agreement, settled or consented to any claim or assessment in respect of Taxes, consented to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of Taxes, or made any other Tax payments outside of the Ordinary Course of Business;

(o) paid, loaned or advanced any amount to, or sold, transferred or leased any properties or assets (real, personal or mixed, tangible or intangible) to, or entered into any agreement or arrangement with, any of its employees, officers, directors or stockholders or any affiliate or associate of any of its employees, officers, directors or stockholders (except for directors’ fees and compensation to officers at rates not inconsistent with the Company’s past practice in connection with business related travel or other expenses incurred on behalf of the Company and advances to employees); or

(p) agreed, whether in writing or otherwise, to take any action described in this Section 3.5.

Section 3.6 Litigation. There is no private or governmental action, suit, proceeding, inquiry, claim, charge, grievance, arbitration or investigation by or pending before any Governmental Entity, or, to the Knowledge of the Company, threatened against the Company, any of its properties or any of its officers or directors (in their capacities as such), or which questions or challenges the validity of any Transaction Document, the Merger or any of the Other Transactions; and there is no valid basis for any such action, suit, proceeding, inquiry, claim, charge, grievance, arbitration or investigation. There is no judgment, decree or order against the Company or to which the Company is subject, or any of its directors or officers (in their capacities as such), that could prevent, enjoin, or materially alter or delay the Merger or any of the Other Transactions. Except as set forth in Section 3.6 of the Disclosure Schedule, the Company does not have any litigation pending against any other party.

Section 3.7 Restrictions on Business Activities.

(a) There is no agreement, judgment, injunction, order or decree binding upon the Company or to which the Company is subject which has or could reasonably be expected to have the effect of prohibiting or impairing any current business practice of the Company, any acquisition of property by the Company or the conduct of business by the Company as currently conducted or as currently proposed to be conducted.

(b) The Company is not a party to or bound by any agreement containing any covenant (i) limiting the right of the Company to engage or compete in any line of business or to compete with any Person, (ii) granting to any Person any exclusive rights or sublicensing rights, (iii) providing “most favored nations” clauses to any Person, or (iv) which otherwise adversely affects or would reasonably be expected to adversely affect the right of the Company to sell, distribute or manufacture any products of the Company or any Company Intellectual Property or to purchase or otherwise obtain any Software, services, components, parts or subassemblies.

Section 3.8 Compliance With Laws; Governmental Authorization.

(a) The Company has complied in a timely manner and in all material respects with all Laws that affect the business, employees, properties or assets of the Company, and no notice, charge, claim, action or assertion has been received by the Company or to the Company’s Knowledge, has been filed, commenced or threatened against the Company alleging any violation of any of the foregoing. The Company has not at any time received any notice or direction from any Governmental Entity challenging or questioning the legal right of the Company to design, market, offer or sell any of the Products or services of the Company or the use of its properties or assets in the present manner or style thereof.

(b) The Company has obtained each material consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which the Company currently operates or holds (or currently proposes to operate or hold) any interest in any of its properties or assets or (ii) that is required for the operation of the business of the Company or the holding of any such interest ((i) and (ii) are herein collectively called “Company Authorizations”). The Company has complied in all material respects with all such Company Authorizations, and all Company Authorizations are in full force and effect.

(c) The Company has conducted its export transactions in accordance with applicable provisions of United States export control Laws, including the Export Administration Act. Without limiting the foregoing, the Company represents and warrants that: (i) the Company has obtained all export licenses and other approvals required for its exports of products, Software and technologies from the United States; (ii) the Company is in compliance with the terms of all applicable export licenses or other approvals; (iii) there are no pending or, to the Knowledge of the Company, threatened claims against the Company with respect to such export licenses or other approvals; and (iv) there are no actions, conditions or circumstances pertaining to the Company’s export transactions that may give rise to any future claims.

Section 3.9 Title to Property; Sufficiency of Assets.

(a) The properties and assets of the Company constitute all of the properties and assets necessary to operate the business of the Company as presently conducted and as presently proposed to be conducted. To the Knowledge of the Company, there are no facts or conditions affecting any material properties or assets of the Company which would reasonably be expected, individually or in the aggregate, to interfere with the current use or operation of such properties or assets.

(b) The Company has good and valid title to, or a valid leasehold interest in or a valid license for, each property and asset used in the business, located on the Company’s premises, shown on the Interim Balance Sheet or acquired after the date of the Interim Balance Sheet (except for properties, interests in properties and assets in the aggregate having an immaterial book value sold or otherwise disposed of since the date of the Interim Balance Sheet in the Ordinary Course of Business), free and clear of all Liens other than Permitted Liens.

(c) Each material asset that is personal property is free from material defects (patent and latent), has been maintained in accordance with normal applicable industry practice in all material respects, is in good operating condition and repair, subject to normal wear and tear, and is suitable and sufficient for the purposes for which it is used and presently is proposed to be used in all material respects.

Section 3.10 Intellectual Property.

(a) The Company owns good title in all of the Company Owned Intellectual Property, free and clear of any and all Liens, except for Permitted Liens. The Company Owned Intellectual Property and any Intellectual Property licensed to Company pursuant to any Inbound Intellectual Property License constitute all of the Intellectual Property necessary for the conduct of the Company’s business as it has been conducted, is currently conducted and currently proposed to be conducted. The Company Owned Intellectual Property and the conduct of the Company’s business (including the design, development, reproduction, manufacture, branding, marketing, use, distribution, import, licensing, provision and sale of any products and services by the Company) has not violated, infringed or misappropriated, does not violate, infringe or misappropriate, and, to the Knowledge of the Company, will not violate, infringe or misappropriate any Intellectual Property right of a third party, any right to privacy or publicity, or any applicable Laws regulating unfair competition or trade practices.

(b) Section 3.10(b) of the Disclosure Schedule sets forth a true, complete and correct listing of all patents and patent applications, all registered trademarks, service marks, and trade names and applications therefor, all registered Internet domain names and applications therefor, and all registered copyrights and copyright applications for any Company Owned Intellectual Property, including the patent number or other official registration number associated therewith, the legal owner thereof, the jurisdictions in which each such Intellectual Property right subsists, has been issued or registered or in which any application for such issuance and registration has been filed, and describes any action, filing, or payment that must be taken or made on or before one hundred twenty (120) days after the date of this Agreement in order to maintain any such application or registration in full force and effect. The Company is listed in the records of the appropriate Governmental Entity as the sole owner of record for each issued patent, and each registered trademark, service mark, trade name, Internet domain name and copyright, and applications therefor, listed in Section 3.10(b) of the Disclosure Schedule. The Company has not received any written notice or claim challenging the Company’s ownership of any of the Company Owned Intellectual Property or suggesting that any other Person has any claim of legal beneficial ownership thereto. There are no extant forbearances to sue, consents, settlement agreements, judgments, orders or similar litigation-related, inter partes or adversarial-related, or government-imposed obligations to which the Company is a party or is otherwise bound.

(c) All issued patents, registered trademarks, registered copyrights, registered trade names, registered service marks and registered Internet domain names set forth in Section 3.10(b) of the Disclosure Schedule are valid and enforceable, have not expired or been canceled or abandoned, and, except as set forth in Section 3.10(c)(i) of the Disclosure Schedule, are not subject to any pending or, to the Company’s Knowledge, threatened judicial or administrative proceeding involving the validity, enforceability or scope thereof. With regard to any patents, trademarks and patent and trademark applications set forth in Section 3.10(b) of the Disclosure Schedule, each has been prosecuted in material compliance with all applicable rules, policies and procedures of the United States Patent and Trademark Office or applicable foreign patent agencies. The Company has not received, or, at any point in time, requested, any written opinion of counsel concerning the patentability, registrability, validity, enforceability or scope of any Company Intellectual Property or the infringement or misappropriation of any Intellectual

Property of any Person by the Company. Except as set forth in Section 3.10(c)(ii) of the Disclosure Schedule, to the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any Company Owned Intellectual Property or Intellectual Property exclusively licensed to the Company. Except as set forth in Section 3.10(c)(iii) of the Disclosure Schedule, the Company has not: (i) received any written notice of any claim of infringement or misappropriation by the Company of any Intellectual Property right of any Person; (ii) been a party in any suit, action or proceeding which involves a claim of infringement or misappropriation by the Company of any Intellectual Property right of any Person or breach of any license or agreement involving Intellectual Property; (iii) brought any action, suit or proceeding for infringement or misappropriation of Intellectual Property or breach of any license or agreement involving Intellectual Property against any Person; (iv) delegated, assigned or otherwise transferred any right to bring a claim or suit against any Person for infringement or misappropriation of Company Intellectual Property; or (v) entered into any agreement to indemnify any Person against any charge of infringement or misappropriation of any Intellectual Property in response to an actual or suspected threat of infringement or misappropriation; and, with respect to (ii) and (iii) above, to the Company’s Knowledge, no such suit, action or proceeding has been threatened.

(d) Section 3.10(d) of the Disclosure Schedule sets forth a true, complete and correct list of (i) all licenses, sublicenses, covenants not to sue and other agreements as to which the Company is a party and pursuant to which the Company grants or otherwise permits any other Person to use any Company Intellectual Property (“Outbound Intellectual Property Licenses”), and (ii) all licenses, sublicenses, covenants not to sue and other agreements as to which the Company is a party and pursuant to which the Company is authorized or otherwise permitted to use any other Person’s Intellectual Property (“Inbound Intellectual Property Licenses”), except Company Software. Each of the Inbound Intellectual Property Licenses and the Outbound Intellectual Property Licenses (together “Intellectual Property Licenses”) is valid and binding on all parties thereto and enforceable in accordance with its terms, and there exists no event or condition that does or will result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default by any party thereunder. The Company is in compliance with, and has not breached any term of any such Intellectual Property Licenses and, to the Knowledge of the Company, all other parties to such Intellectual Property Licenses are in compliance with, and have not breached any term of, such Intellectual Property Licenses. The consummation of the Merger or the Other Transactions will not result in the breach, modification, cancellation, termination, suspension of, or acceleration of any payments with respect to such Intellectual Property Licenses. Following the Closing Date, the Company will be permitted to exercise all of the Company’s rights under such Intellectual Property Licenses to the same extent the Company would have been able to had the Merger and the Other Transactions not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company would otherwise be required to pay.

(e) Section 3.10(e) of the Disclosure Schedule lists all Software that is owned, licensed, or leased by the Company or otherwise used in the business of the Company (“Company Software”), other than commercially available, off-the-shelf Software (excluding any Open Source Materials) having an acquisition cost of less than $500, and identifies which is owned, licensed, leased or otherwise used, as the case may be. The Company is in material compliance with the license terms of each item of Company Software, including having purchased an adequate number of “seats” to support its actual usage of same. No source code for any Company Software owned by the Company has been delivered, licensed, or is subject to any source code escrow obligation by the Company to a third party. The execution of the Transaction Documents and the consummation of the Merger and the Other Transactions will not result in a release from escrow of any source code that is Company Owned Intellectual Property. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure or delivery by the Company, or any Person acting on its behalf to any Person of any source code that is Company Owned Intellectual Property.

(f) No Company Owned Intellectual Property contains any Open Source Materials, and no Open Source Materials have been used in, incorporated into, integrated or bundled with, or used in the development or compilation of, any current products or services of the Company or any products or services currently in development. The Company has used its best efforts to: (i) identify such Open Source Materials; and (ii) to avoid the release of the source code of the Company Owned Intellectual Property. There has been no deviation from such efforts and procedures of the Company with respect to Open Source Materials. “Open Source Materials” means all software that is distributed under an open source licensing model which requires as a condition of the license that the licensee (1) provide sublicensees with access to the source code of the third-party software component and any derivative works thereof, and/or (2) provide for further royalty-free distribution of the third-party software component and any derivative works thereof by sublicensees, and/or (3) grant licensor or any third party a license to use any patents owned by the licensee that may be infringed by the licensor’s code and any derivative works thereof, including the GNU General Public License (GPL), GNU Library or “Lesser” General Public License (LGPL), Mozilla Public License (MPL) and Developers Open Source Public License (DOSPL).

(g) The Company has secured valid written assignments from all consultants, employees and third parties who contributed to the creation or development of Intellectual Property for the Company (“Inventors”), of the rights to such contributions that the Company does not already own by operation of law, pursuant to which the Company is the sole owner of all such contributions and consequently the sole owner of all rights therein. The Inventors have not made any filings for or, to the Knowledge of the Company, otherwise taken any steps to secure or acquire any rights to Intellectual Property inconsistent with the assignments referred to above in this Section 3.10(g).

(h) The Company has taken reasonable measures consistent with industry practice to protect and preserve the confidentiality of all trade secrets owned, used, appropriated or disclosed by the Company (“Trade Secrets”). All use, disclosure or appropriation of Trade Secrets owned by the Company by or to a third party has been pursuant to the terms of an agreement or other legal obligation between the Company and such third party pursuant to which the third party undertakes to protect and not disclose such Trade Secrets. All use, disclosure or appropriation by the Company of Trade Secrets not owned by the Company has been pursuant to the terms of a written agreement between the Company and the owner of such Trade Secrets, or is otherwise lawful. Neither the Company nor any Person under the control of the Company has materially breached any confidentiality agreements that such Person is subject to, and, to the Knowledge of the Company, no other party to any such confidentiality agreement is in material breach thereof.

(i) No former employer of any employee of the Company has a reasonable basis for bringing against the Company or any of its employees or agents, any claim, suit or action for patent infringement, copyright infringement, or trade secret misappropriation under a theory of inevitable disclosure or otherwise, or for breach of any provision of an employment contract, non-competition agreement, non-solicitation agreement, invention assignment agreement, or nondisclosure agreement. No third party, including any former employer of the Inventors, has any claim to any right, title or interest in any Company Intellectual Property developed by such Inventor that is inconsistent with the assignment to the Company by such Inventor described in Section 3.10(g). Except as set forth in Section 3.10(i) of the Disclosure Schedule, no funding, facilities, or personnel of any Governmental Entity or any public or private university, college, or other educational or research institution were used, directly or indirectly, to develop or create, in whole or in part, any Company Owned Intellectual Property.

(j) No current or former stockholder, member, partner, director, officer or employee of the Company or any of its predecessors in interest will, after the Closing, own or retain any rights in, to, or under any of the Company Intellectual Property.

(k) To the Knowledge of the Company, there have been no unauthorized intrusions or breaches of the security of the Company’s information technology systems.

(l) Neither of the Company nor, to the Company’s Knowledge, any of its employees has ever been a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate the Company to grant or offer to any third party any license or right to any Company Intellectual Property.

Section 3.11 Products. The products manufactured, distributed, licensed, sold, or leased by or on behalf of the Company (the “Products”) and all services provided by the Company have conformed in all material respects with all applicable contractual commitments and all express and implied warranties, the Company’s published product specifications and with all regulations, certification standards and other requirements of any applicable Governmental Entity or third party. All Products were and are free of any critical defects, and the Company does not have any Liability for replacement or modification of any such Products or other damages in connection therewith, other than in the Ordinary Course of Business in an aggregate amount not exceeding the warranty reserve stated on the most recent Annual Balance Sheet. There are no defects in the design or technology embodied in any Products which impair or are likely to impair the intended use of the Product. There is no pending, or, to the Knowledge of the Company, threatened, and, to the Knowledge of the Company, there is no basis for, any civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings or demand letters relating to any alleged hazard or alleged defect in design, manufacture, materials or workmanship, including any failure to warn or alleged breach of express or implied warranty or representation, relating to any Product. The Company has not extended to any of its customers any written, non-uniform product warranties, indemnifications or guarantees. No purchaser of any of the Products or services provided by the Company has any refund, return or credit rights with respect to such Products or services provided by the Company except as expressly provided for in the Company’s standard contractual warranties provided for the benefit of purchasers of such Products and services, true, complete and correct copies of which have been provided to Parent.

Section 3.12 Environmental Matters.

(a) The Company is in compliance in all material respects with all Environmental Laws, which compliance includes the possession by the Company of all permits and other governmental authorizations required under all Environmental Laws, and compliance with the terms and conditions thereof. The Company has not received any communication (written or oral), whether from a Governmental Entity, citizens group, employee or otherwise, that alleges that the Company is not in such compliance, and there are no circumstances that may prevent or interfere with such compliance in the future. All permits and other governmental authorizations currently held by the Company pursuant to all Environmental Laws are identified in Section 3.12 of the Disclosure Schedule.

(b) There is no Environmental Claim pending or, to the Company’s Knowledge, threatened against the Company or against any Person whose Liability for any Environmental Claim the Company has retained or assumed either contractually or by operation of law.

(c) There are no past or present actions, activities, circumstances, conditions, events or incidents, including the release, emission, discharge, presence or disposal of any Material of Environmental Concern, that could form the basis of any Environmental Claim against the Company or against any Person whose Liability for any Environmental Claim the Company has retained or assumed either contractually or by operation of law, or otherwise result in any costs or Liabilities under Environmental Law.

(d) Without limiting the generality of the foregoing, (i) all on-site and off-site locations where the Company has stored, disposed or arranged for the disposal of Materials of Environmental Concern, other than immaterial quantities of ordinary and common office and non-industrial cleaning supplies, are identified in Section 3.12(d)(i) of the Disclosure Schedule and (ii) all underground storage tanks, and the capacity and contents of such tanks, to the Knowledge of the Company after reasonable inquiry with the Company’s landlord to be located on any property owned, leased, operated or used by the Company, are identified in Section 3.12(d)(ii) of the Disclosure Schedule. To the Company’s Knowledge after reasonable inquiry with the Company’s landlord, there is no asbestos contained in or forming part of any building, building component, structure or office space owned, leased, operated or used by the Company, and no polychlorinated biphenyls or polychlorinated biphenyl-containing items are used or stored at any property owned, leased, operated or used by the Company.

(e) The Company has provided to Parent all assessments, reports, data, results of investigations or audits, and other information that are in the possession of the Company (or of which it has Knowledge after reasonable inquiry of the Company’s landlord or of which it otherwise has Knowledge) regarding environmental matters pertaining to or the environmental condition of the business of the Company or the compliance (or noncompliance) by the Company with any Environmental Laws.

(f) The Company is not required by virtue of the Merger or the Other Transactions, or as a condition to the effectiveness of the Merger or any of the Other Transactions, (i) to perform a site assessment for Materials of Environmental Concern, (ii) to remove or remediate Materials of Environmental Concern, (iii) to give notice to or receive approval from any Governmental Entity pursuant to any Environmental Law, or (iv) to record or deliver to any Person any disclosure document or statement pertaining to environmental matters.

For purposes of this Agreement:

(i) “Environmental Claim” means any claim, action, cause of action, suit, proceeding, investigation, order, demand or notice (written or oral) by any Person alleging potential Liability (including potential Liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (A) the presence, or release into the environment, of, or exposure to, any Material of Environmental Concern at any location, whether or not owned or operated by the Company or (B) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

(ii) “Environmental Laws” means all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata, and natural resources), including, Laws relating to (A) emissions, discharges, releases or threatened releases of, or exposure to, Materials of Environmental Concern, (B) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern, (C) recordkeeping, notification, disclosure and reporting requirements regarding Materials of Environmental Concern, and (D) endangered or threatened species of fish, wildlife and plant and the management or use of natural resources.

(iii) “Materials of Environmental Concern” means chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum and petroleum products, asbestos or asbestos-containing materials or products, polychlorinated biphenyls, lead or lead-based paints or materials, radon, fungus, mold, mycotoxins or other substances that may have an adverse effect on human health or the environment.

Section 3.13 Taxes.

(a) The Company has timely filed all federal, state, local and foreign income, information and other Tax Returns that were required to be filed by it on or prior to the Closing Date. All such Tax Returns were prepared in compliance with all applicable Laws and correctly reflect the facts regarding the income, business, assets, operations, activities, status and other matters of or information regarding the Company required to be shown thereon. No issues have been raised by or are currently pending with any Governmental Entity with respect to any such Tax. No extension of time to file any such Tax Return has been requested from or granted by any Governmental Entity.

(b) The Company has timely paid all Taxes imposed upon the Company or for which the Company is or could be liable, whether to Governmental Entities or other Persons (such as, for example, under tax allocation agreements), with respect to all taxable periods or portions of periods ending on or before the Closing Date, other than Taxes that are not yet due and payable, Taxes that are being contested in good faith by the Company and any Taxes that arise out of or relate to any Section 338(h)(10) Election. The unpaid Taxes of the Company (other than any Taxes that arise out of or relate to any Section 338(h)(10) Election) that are not yet due and payable do not exceed the reserve for Tax Liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth or included in the Interim Financial Statements, as adjusted for the passage of time through the Closing Date, in accordance with the past practices of the Company. The amount of unpaid Taxes that are being contested in good faith by the Company, the Governmental Entity with whom these Taxes are being contested and the status of these proceedings are set forth on Section 3.13(b) of the Disclosure Schedule.

(c) Except as set forth on Section 3.13(c) of the Disclosure Schedule, the Company has not been the subject of any audit or investigation by any Governmental Entity with respect to any taxable periods or portions of periods ending on or before the Closing Date. The Company does not have any Knowledge of any facts that are reasonably likely to cause or result in any material dispute with, or any audit or inspection by, any Governmental Entity with respect to the Taxes or Tax Returns of the Company. No waivers of statutes of limitation with respect to the Taxes or Tax Returns of the Company have been given by or requested from the Company. No claim has ever been made by any Governmental Entity in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction, and, except as set forth on Section 3.13(c) of the Disclosure Schedule, the Company is not subject to taxation in any jurisdiction other than the jurisdiction in which the Company has been incorporated.

(d) Section 3.13(d) of the Disclosure Schedule sets forth the taxable years of the Company as to which the applicable statute of limitations with respect to Taxes has not expired, and with respect to such taxable years, the years for which examinations have been completed, the years for which examinations are presently being conducted, the years for which examinations have not been initiated and the years for which required Tax Returns have not yet been filed. All deficiencies asserted or assessments made as a result of any examinations of Tax Returns previously filed by the Company have been fully paid, are fully reflected as a Liability in the Interim Financial Statements or are being contested and an adequate reserve therefor has been established and is fully reflected as a Liability in the Interim Financial Statements.

(e) All material elections with respect to Taxes affecting the Company s are either reflected in the Company’s Tax Returns or set forth in Section 3.13(e) of the Disclosure Schedule.

(f) All Taxes required to be withheld by or on behalf of the Company in connection with amounts paid or owing to any employee, independent contractor, creditor or other Person have been properly withheld, and all such Taxes either have been duly and timely paid to the proper Governmental Entities or, in circumstances where such Taxes have not yet become due and payable, have been set aside in segregated accounts to be paid to the proper Governmental Entity, and the Company has maintained complete, correct and up-to-date records that comply with all applicable Tax Laws with respect to such withholdings.

(g) The Company is not a party to, or otherwise bound by, any agreement, contract, arrangement or plan (including, without limitation, any Employee Benefit Plan) that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code. The execution of this Agreement and the consummation of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional or subsequent event) will not result in any “parachute payment” (as such term is defined in Section 280G of the Code).

(h) Each Employee Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1)) complies in all respects with Section 409A of the Code and all applicable IRS guidance issued with respect thereto (and has so complied for the entire period during which Section 409A of the Code has applied to such Employee Benefit Plan). No event has occurred that would be treated by Code Section 409A(b) as a transfer of property for purposes of Code Section 83. Except with respect to the stock options listed in Section 3.13(h) of the Disclosure Schedule, the exercise prices of which have been increased to equal the fair market value of the underlying stock (as determined by an independent appraisal described in Treasury Regulations Section 1.409A-1(b)(5)(iv)(B)(2)(i)) as of the date such options were granted in accordance with the provisions of IRS Notice 2008-113, no stock option or equity unit option granted under any Employee Benefit Plan has an exercise price that has been or may be less than the fair market value of the underlying stock or equity units (as the case may be) as of the date such option was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option.

(i) The Company is not a party to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement or any similar arrangement for the sharing of Tax Liabilities or benefits. The Company is not or could not be liable to pay, reimburse or indemnify any Person (including a Tax authority) in respect of the Tax Liability of another Person, whether or not as a consequence of such third person failing to discharge such Liability.

(j) The Company is not subject to and is not required to register for any value-added Tax.

(k) The Company has never been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code.

(l) The Company has not agreed to make, nor is it required to make, any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise.

(m) The Company has disclosed on its Tax Returns all positions taken therein that could reasonably give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code.

(n) The Company has not been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(o) No power of attorney with respect to any Taxes of or relating to the Company has been filed with the IRS or any other Governmental Entity.

(p) The Company has not had a permanent establishment in any foreign country, as defined in any applicable Tax treaty or convention between the United States and such foreign country.

(q) No Company Stockholder holds Common Shares that are non-transferable and subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code with respect to which a valid election under Section 83(b) of the Code has not been made.

(r) Each Company Stockholder is a United States person within the meaning of Section 7701(a)(30) of the Code.

(s) For federal and applicable state and local income Tax purposes, the Company has qualified as a “small business corporation” within the meaning of Section 1361(b) of the Code from the date of its formation through the date of this Agreement, and will properly qualify as a “small business corporation” for such purposes until the Closing Date.

Section 3.14 Employee Benefit Plans.

(a) The Company operates in a co-employer relationship with TriNet Group Inc. (“TriNet”), a Professional Employer Organization, and each reference to an employee of the Company in this Agreement includes any Person who is co-employed with TriNet. Section 3.14(a) of the Disclosure Schedule contains a true, complete and correct list of all (i) Employee Benefit Plans and (ii) all benefits provided by the Company or TriNet to employees of the Company or to Persons whose services are utilized in the conduct of the Company’s business. Neither the Company nor any ERISA Affiliate has any agreement, arrangement, commitment or obligation, whether formal or informal, whether written or unwritten and whether legally binding or not, to create, enter into or contribute to any additional Employee Benefit Plan, or to modify or amend any existing Employee Benefit Plan. There has been no amendment, interpretation or other announcement (written or oral) by the Company, any ERISA Affiliate or any other Person relating to, or change in participation or coverage under, any Employee Benefit Plan that, either alone or together with other such items or events, could materially increase the expense of maintaining such Employee Benefit Plan (or the Employee Benefit Plans taken as a whole) above the level of expense incurred with respect thereto for the most recent fiscal year included in the Financial Statements. Each Employee Benefit Plan can be amended or terminated by the Company at any time (whether before or after the Effective Time) and for any reason without any Liability, expense or Damages to the Company or such Employee Benefit Plan (including any surrender charge, market-rate adjustment or early termination charge).

(b) The Company has delivered to Parent, with respect to each Employee Benefit Plan (to the extent applicable thereto and with respect to documents prepared, filed, administered or otherwise in the possession of TriNet to the extent available from TriNet after due inquiry), true, correct and complete copies of: (i) all documents embodying such Employee Benefit Plan (including all amendments thereto) or, if such Employee Benefit Plan is not in writing, a written description of such Employee Benefit Plan; (ii) if required to be filed with respect to such Employee Benefit Plan, the last three annual reports (Form 5500 series and all schedules and financial statements attached thereto) filed with respect to such Employee Benefit Plan; (iii) the most recent summary plan description, if any, and all summaries of material modifications related thereto, distributed with respect to such Employee Benefit Plan; (iv) all contracts (and any amendments thereto) relating to such Employee Benefit Plan, including all trust agreements, investment management agreements, annuity contracts, insurance contracts, bonds, indemnification agreements and service provider agreements; (v) the most recent determination letter, if any, issued by the IRS with respect to such Employee Benefit Plan; (vi) the most recent annual actuarial valuation prepared for such Employee Benefit Plan, if any; (vii) the most recent financial statement prepared for such Employee Benefit Plan, if any; (viii) all written communications to employees, or to any other individuals, to the extent that the provisions of such Employee Benefit Plan as described therein differ from such provisions as set forth or described in the other information or materials furnished under this subsection (b); (ix) all correspondence to or from any Governmental Entity relating to such Employee Benefit Plan; and (x) all coverage, nondiscrimination, top heavy and Code Section 415 tests performed with respect to such Employee Benefit Plan for the three (3) most recently completed plan years.

(c) With respect to each Employee Benefit Plan: (i) such Employee Benefit Plan was properly and legally established; (ii) such Employee Benefit Plan is, and at all times since inception has been, maintained, administered, operated and funded in all respects in accordance with its terms and in compliance with all applicable requirements of all applicable Laws, including ERISA and the Code; (iii) the Company, each ERISA Affiliate, TriNet and all other Persons (including all fiduciaries) have properly performed all of their duties and obligations (whether arising by operation of Law, by contract or otherwise) under or with respect to such Employee Benefit Plan, including all fiduciary, reporting, disclosure, and notification duties and obligations; (iv) all returns, reports (including all Form 5500 series annual reports, together with all schedules and audit reports required with respect thereto), notices, statements and other disclosures relating to such Employee Benefit Plan required to be filed with any Governmental Entity or distributed to any Employee Benefit Plan participant have been properly prepared and duly filed or distributed in a timely manner; (v) none of the Company, any ERISA Affiliate, TriNet or any fiduciary of such Employee Benefit Plan has engaged in any transaction or acted or failed to act in a manner that violates the fiduciary requirements of ERISA or any other applicable Law; (vi) no transaction or event has occurred or is threatened or about to occur (including any of the transactions contemplated in or by this Agreement) with respect to such Employee Benefit Plan that constitutes or could constitute a prohibited transaction under Section 406 or 407 of ERISA or under Section 4975 of the Code for which an exemption is not available;

and (vii) all contributions, premiums and other payments due or required to be paid to (or with respect to) such Employee Benefit Plan have been timely paid, or, if not yet due, have been accrued as a Liability on the Interim Financial Statements. Neither the Company nor any ERISA Affiliate has incurred, and there exists no condition or set of circumstances in connection with which the Company, any ERISA Affiliate, Parent or any of Parent’s affiliates could incur, directly or indirectly, any Liability, expense or Damages (except for routine contributions and benefit payments) under ERISA, the Code or any other applicable Law, or pursuant to any indemnification or similar agreement, with respect to any Employee Benefit Plan.

(d) Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and its related trust and/or group annuity contract is exempt from taxation under Section 501(a) of the Code. Each such Employee Benefit Plan: (i) is the subject of an unrevoked favorable determination letter from the IRS with respect to such Employee Benefit Plan’s qualified status under the Code, as amended by that legislation commonly referred to as “EGTRRA;” (ii) has a timely filed request for such a determination letter pending with the IRS, and has remaining a period of time under the Code or applicable Treasury Regulations or IRS pronouncements in which to adopt any amendments necessary to obtain such a letter; or (iii) is a prototype or volume submitter plan entitled, under applicable IRS guidance, to rely on the favorable opinion or advisory letter issued by the IRS to the sponsor of such prototype or volume submitter plan. Nothing has occurred, or is reasonably expected by the Company or any Principal Stockholder to occur, that could adversely affect the qualification or exemption of any such Employee Benefit Plan or its related trust or group annuity contract. No such Employee Benefit Plan is a “top-heavy plan,” as defined in Section 416 of the Code.

(e) Neither the Company nor any ERISA Affiliate sponsors, maintains or contributes to or has ever sponsored, maintained or contributed to (or been obligated to sponsor, maintain or contribute to), or had any Liability with respect to, any (i) Multiemployer Plan, (ii) multiple employer plan within the meaning of Section 4063 or 4064 of ERISA or Section 413(c) of the Code, (iii) employee benefit plan that is subject to Section 302, 303, 304 or 305 of ERISA, Title IV of ERISA or Section 412, 430, 431, 432 or 436 of the Code, (iv) “multiple employer welfare arrangement,” as defined in Section 3(40) of ERISA, or (v) self-insured medical plan (including any such plan pursuant to which a stop-loss policy or contract applies).

(f) Neither the Company nor any ERISA Affiliate has, nor could the Company or any ERISA Affiliate have, any obligation or Liability with respect to any “employee benefit plan” (as defined in Section 3(3) of ERISA) or any other employee benefit plan, fund, policy, program, contract, arrangement or practice solely by reason of being in a co-employer relationship with TriNet.

(g) None of the Employee Benefit Plans provides severance, life insurance, medical or other welfare benefits (within the meaning of Section 3(1) of ERISA) to any employee or former employee of the Company or any ERISA Affiliate after his or her retirement or other termination of employment, and neither the Company nor any ERISA Affiliate has ever represented, promised or contracted (whether in written or oral form) to any employee or former employee that such benefits would be provided, except to the extent required by Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA.

(h) There are no actions, suits or claims (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened with respect to (or against the assets of) any Employee Benefit Plan, nor is there any basis for any such action, suit or claim. No Employee Benefit Plan is currently under investigation, audit or review, directly or indirectly, by any Governmental Entity, and, to the Knowledge of the Company, no such action is contemplated or under consideration by any Governmental Entity.

(i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional or subsequent event(s)) will: (i) entitle any individual to severance pay, unemployment compensation or any other payment from any of the Company, any ERISA Affiliate, Parent, any of Parent’s affiliates or any Employee Benefit Plan; (ii) otherwise increase the amount of compensation due to any individual or forgive indebtedness owed by any individual; (iii) result in any benefit or right becoming established or increased, or accelerate the time of payment or vesting of any benefit under any Employee Benefit Plan, except as required by Section 411(d)(3) of the Code; or (iv) require the Company, any ERISA Affiliate, Parent or any of Parent’s affiliates to transfer or set aside any assets to fund or otherwise provide for any benefits for any individual.

Section 3.15 Employee Matters.

(a) Except as set forth on Section 3.15(a) of the Disclosure Schedule, no director, officer or employee of the Company shall be entitled to any transaction bonuses, change-in-control payments, severance rights, deferred compensation payments, withdrawal liability under Multiemployer Plans and similar obligations that are triggered by the transactions contemplated in this Agreement. All employee bonus payments earned for the fiscal year ended December 31, 2010, have been paid in full to each employee of the Company.

(b) No employee of the Company is a party to, or otherwise bound by, any agreement, including any confidentiality, non-competition or proprietary rights agreement, between such employee and the Company or any other Person that materially adversely affects or will affect the performance of such employee’s duties as an employee of the Company following the Closing. To the Knowledge of the Company, no officer or other key employee of the Company intends to terminate employment with the Company prior to, at or following the Closing.

(c) There is not presently any pending or, to the Knowledge of the Company, threatened: (i) strike, slowdown, picketing, work stoppage or employee grievance process affecting the Company; (ii) charge, grievance proceeding or other claim against or affecting the Company relating to the alleged violation of any Law pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission or any comparable Governmental Entity; (iii) union organizational activity or other labor or employment dispute against or affecting the Company; or (iv) application for certification of a collective bargaining agent with respect to the employees of the Company.

(d) The Company is in compliance in all material respects with the United States Immigration Reform and Control Act. The Company has in its files a Form I-9 that is validly and properly completed in accordance with Law for each employee with respect to whom such form is required by Law.

(e) To the Knowledge of the Company, no event has occurred or circumstances exist that could provide the basis for any work stoppage or other labor dispute with respect to the Company. There is no lockout of any employees of the Company, and no such action is contemplated by the Company.

(f) No current or former director, officer or employee of the Company has any claim against the Company (whether under Law, any employment agreement or otherwise) on account of or for: (i) overtime pay, other than overtime pay for the current payroll period; (ii) wages or salaries, other than wages or salaries for the current payroll period; (iii) vacations, holidays, sick leave, time off or pay in lieu of vacation, holiday, sick leave or time off, other than vacation, holiday, sick leave or time off (or pay in lieu thereof) earned in the 12-month period immediately prior to the date of this Agreement; or (iv) any other amounts (including bonuses, benefits, reimbursement of business expenses or other employment-related payments) other than amounts accrued for on the Financial Statements.

(g) To the Knowledge of the Company, and except to any extent accrued for in the Financial Statements: (i) no Liability has been incurred or is reasonably anticipated by the Company for any breach of contract of employment or for severance payments or for redundancy payments or protective awards or for compensation for unfair dismissal or for failure to comply with any order or directive of any Governmental Entity for the reinstatement or re-engagement of any employee or for sex or race or disability, discrimination or for any other Liability accruing from the termination or variation of any contract of employment or for services; and (ii) no gratuitous payment has been promised by the Company in connection with the actual or proposed termination, suspension or variation of any contract of employment of any present or former director, officer or employee or any dependant of any present or former director, officer or employee of the Company.

(h) Section 3.15(h) of the Disclosure Schedule contains a true, complete and correct list of all employees of the Company as of the date of this Agreement whose annual compensation exceeds $50,000, together with their respective base salaries, bonuses and positions. Section 3.15(h) of the Disclosure Schedule correctly states the number of employees laid off by the Company in the ninety (90) days preceding the date hereof.

(i) Except as set forth in Section 3.15(i) of the Disclosure Schedule, the employment of each of the Company’s employees is terminable at will without cost to the Company except for payments required under the Employee Benefit Plans and the payment of accrued salaries or wages and vacation pay. No employee or former employee has any right to be rehired by the Company prior to their hiring a Person not previously employed by the Company.

(j) Except as reflected on the Financial Statements, there are no outstanding loans between the Company and any of its employees. No assurances or undertakings have been given to any of the employees of the Company as to the continuation, introduction, increase or improvement of any terms and conditions, remuneration, benefits or other bonus or incentive scheme.

(k) The Company has not taken any action that was calculated to dissuade any present employees, representatives or agents of the Company from continuing their employment with the Company following the Closing.

(l) The Company has withheld all amounts required by Law or by agreement to be withheld from the wages, salaries, and other payments to employees, consultants and independent contractors; and has no Liability for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing. The Company does not have any Liability for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no pending claims against the Company under any workers’ compensation plan or policy or for long term disability.

(m) Except as set forth on Section 3.15(m) of the Disclosure Schedule, no Person has any agreement with the Company under which that Person acts as an independent contractor, consultant, or in a similar capacity for the Company whether on a full time or a part time or retainer basis or otherwise. All Persons performing services to the Company who are classified and treated as independent contractors qualify as independent contractors and not as employees under applicable Law.

Section 3.16 Interested Party Transactions. The Company is not indebted to any director, officer, employee, consultant or stockholder of the Company (except for current amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses), and, except as reflected on the Financial Statements, no such Person is indebted to the Company. Except as set forth on Section 3.16 of the Disclosure Schedule, no officer, director or stockholder of the Company owns or holds, directly or indirectly, any interest in (excepting holdings solely for passive investment purposes of securities of publicly held and traded entities constituting less than five percent (5%) of the equity of any such entity), or is an officer, director, employee or consultant of any Person that is, a competitor, lessor, lessee, licensor, licensee, customer, supplier or distributor of the Company or which conducts a business similar to any business conducted by the Company. No officer, director or stockholder of the Company (a) owns or holds, directly or indirectly, in whole or in part, any Company Intellectual Property, (b) has any claim, charge, action or cause of action against the Company, except for claims for reasonable unreimbursed travel or entertainment expenses, accrued vacation pay or accrued benefits under any Employee Benefit Plan existing on the date hereof, (c) has made, on behalf of the Company, any payment or commitment to pay any commission, fee or other amount to, or to purchase or obtain or otherwise contract to purchase or obtain any goods or services from, any other Person of which any officer, director or stockholder of the Company (or, to the Knowledge of the Company, a relative of any of the foregoing) is a partner or stockholder (except holdings solely for passive investment purposes of securities of publicly held and traded entities constituting less than five percent (5%) of the equity of any such entity) or (d) has any material interest in any property, real or personal, tangible or intangible, used in or pertaining to the business of the Company.

Section 3.17 Real Property.

(a) The Company does not own any real property (including any ownership interest in any buildings or structures and improvements located thereon).

(b) Section 3.17 of the of Disclosure Schedule sets forth a true, complete and correct list of all leases, subleases, licenses and other agreements (collectively, the “Real Property Leases”) pursuant to which the Company uses or occupies or has the right to use or occupy, now or in the future, any real property (the land, buildings and other improvements covered by the Real Property Leases being herein called the “Leased Real Property”). The Company has provided to Parent true, complete and correct copies of each of the Real Property Leases of the Company. Each Real Property Lease (i) is a legal, valid, binding and enforceable obligation of the Company and, to the Knowledge of the Company, each other party thereto, (ii) is in full force and effect, and (iii) constitutes the entire agreement between the parties thereto and there are no other agreements, whether oral or written, between such parties. All rent and other sums and charges payable by the Company as tenant thereunder are current, no notice of default or termination under any Real Property Lease is outstanding, no termination event or condition or uncured default on the part of the Company exists under any Real Property Lease, and, to the Knowledge of the Company, no other party to any Real Property Lease is in default thereunder. To the Knowledge of the Company, no event has occurred and no condition exists which, with the giving of notice or the lapse of time or both, could reasonably be expected to constitute a default or termination event or condition under any Real Property Lease. The use and occupancy by the Company of the Leased Real Property is in compliance with all applicable Laws and insurance requirements. To the Knowledge of the Company, there is no material defect in any of the structural components of any improvement on any Leased Real Property or its electrical, plumbing, HVAC, life safety or other building systems. Except for the Real Property Leases, there are no leases, subleases or occupancy agreements in effect with respect to the Leased Real Property. There are no pending or, to the Knowledge of the Company, threatened or contemplated actions or proceedings regarding condemnation or other eminent domain actions or proceedings affecting the Leased Real Property or any part thereof or of any sale or other disposition of the Leased Real Property or any part thereof in lieu of condemnation.

Section 3.18 Insurance. The Company has policies of insurance and bonds of the type and in the amounts customarily carried by Persons conducting businesses or owning assets similar to those of the Company. Section 3.18 of the Disclosure Schedule contains a true, complete and correct list of the policies, contracts of insurance and bonds maintained by the Company, other than the Employee Benefits Plans listed on Section 3.14(a) of the Disclosure Schedule. All such policies and bonds are in full force and effect, all premiums due and payable to date under all such policies and bonds have been paid and the Company is otherwise in compliance with the terms of such policies and bonds. There is no claim pending under any such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. The Company has not received any notice of cancellation or non-renewal of any such policies or bonds from any of its insurance carriers or the issuers of such bonds, nor to the Company’s Knowledge, is the termination of any such policies or bonds threatened. None of such policies provides for any retrospective premium adjustment, experience-based liability or loss sharing arrangement affecting the Company. Section 3.18 of the Disclosure Schedule also contains a true, complete and correct list of all surety arrangements, self-insurance, retention, captive insurance or similar arrangements under any Law affecting the Company or the operations of the Company.

Section 3.19 Internal Controls. The Company (a) makes and keeps accurate books and records that fairly reflect the transactions and dispositions of properties and assets of the Company and (b) maintains internal accounting controls which provide reasonable assurance that (i) transactions are recorded as necessary to permit preparation of its financial statements in a manner consistent with the standards set forth in Section 3.4(a); (ii) receipts and expenditures are made only in accordance with general or specific authorizations of management and directors of the Company; (iii) access to its assets is permitted only in accordance with general or specific authorizations of management and directors of the Company; and (iv) the reported accounting for its assets and liabilities is compared with existing assets and liabilities at reasonable intervals.

Section 3.20 Brokers’ and Finders’ Fees. The Company has not incurred, nor will it incur, directly or indirectly, any Liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement, the Merger or any of the Other Transactions.

Section 3.21 Customers and Suppliers. No material customer and no material supplier of the Company has canceled or otherwise terminated, or communicated any threat to the Company to cancel or otherwise terminate its relationship with the Company, or has decreased materially its services or supplies to the Company in the case of any such supplier, or its usage of the services or products of the Company in the case of any such customer, and to the Company’s Knowledge, no such supplier or customer intends to cancel or otherwise terminate its relationship with the Company or to decrease materially its services or supplies to the Company or its usage of the services or products of the Company based on the Merger or otherwise.

Section 3.22 Material Contracts.

(a) Section 3.22(a) of the Disclosure Schedule contains a true, complete and correct list of the following contracts to which the Company is a party or by which any of its assets are bound (each contract so listed or required to be so listed being a “Material Contract”) and, to the extent that a Material Contract is oral, Section 3.22(a) of the Disclosure Schedule contains an accurate description of the material terms thereof, and each Material Contract is listed under a heading in Section 3.22(a) of the Disclosure Schedule that corresponds with the applicable clause among the following to which such Material Contract relates:

(i) each distributor, sales, advertising, agency or manufacturer’s representative contract;

(ii) each continuing contract for the purchase of materials, supplies, equipment or services involving in the case of any such contract more than $25,000 over the life of the contract;

(iii) each contract, commitment or agreement relating to the acquisition by the Company of any assets, operating business or capital stock of any other Person, the participation in a joint venture or similar arrangement with any other Person or the making of any other investment in any other Person;

(iv) each contract or commitment granting exclusive marketing or distribution or other exclusive rights;

(v) each contract, commitment, offer or proposal made by or binding upon the Company to any customer or potential customer for the sale of Products or services (other than purchase orders acknowledged by the Company in the Ordinary Course of Business which are subject to such Person’s standard terms and conditions of sale as made available to Parent and are reflected in the Company’s books and records);

(vi) each contract that expires or may be renewed at the option of any Person other than the Company so as to expire more than one (1) year after the date of this Agreement;

(vii) each trust indenture, mortgage, promissory note, loan agreement or other contract or instrument relating to Indebtedness, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP, consistently applied;

(viii) each contract or commitment for capital expenditures in excess of $25,000 in the aggregate;

(ix) each contract or commitment limiting the freedom of the Company or, to the Company’s Knowledge, any of its employees to engage in any line of business or to compete with any other Person;

(x) each contract containing any form of most-favored provisions in favor of any supplier or customer of the Company;

(xi) each contract purporting to impose confidentiality or nondisclosure obligations on the Company or, to the Company’s Knowledge, any of its employees, other than such contracts between the Company and its respective employees;

(xii) each contract for the lease of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property;

(xiii) each employment agreement or any other agreement that contains any deferred compensation, severance pay or termination pay Liabilities;

(xiv) plans, contracts or arrangements with respect to Employee Benefit Plans;

(xv) each contract with any stockholder, officer, director, affiliate or associate of the Company, or any family member thereof except the grant of Company Options;

(xvi) each collective bargaining agreement, labor contract or similar agreement governing any employee of the Company;

(xvii) each agreement of guarantee, support, indemnification, assumption or endorsement of, or any similar contract or commitment with respect to, Liabilities or Indebtedness of any other Person;

(xviii) each Government Contract and each Government Subcontract;

(xix) each Transaction Bonus Agreement; and

(xx) each other contract not entered into in the Ordinary Course of Business.

(b) The Company has delivered to Parent a true, correct and complete copy of each written Material Contract.

(c) With respect to each Material Contract (i) such Material Contract is legal, valid and binding, in full force and effect and enforceable in accordance with its terms against the Company and, to the Company’s Knowledge, against each other party thereto, and such Material Contract will continue to be so legal, valid, binding, in full force and effect and enforceable on identical terms upon the consummation of the Merger and the Other Transactions; (ii) the Company is not and, to the Company’s Knowledge, no other party thereto is in breach of or default under such Material Contract, and no party thereto has given to any other party thereto written notice alleging that such a breach or default occurred; (iii) no event has occurred that (with or without the passage of time or giving of notice) would constitute a material breach or default of, or permit termination, modification, acceleration or cancellation of, such Material Contract or of any material right or Liability thereunder; (iv) the Company has not waived any material right under such Material Contract; (v) no party to such Material Contract has terminated, modified, accelerated or canceled such Material Contract or any material right or Liability thereunder or communicated such party’s desire or intent to do so; (vi) the Company has not received any prepayment under such Material Contract for any service that has not been fully performed or Product that has not been supplied; and (vii) if the parties to such Material Contract are performing under terms that have expired by the express terms of such Material Contract, then Section 3.22(c) of the Disclosure Schedule identifies such expiration and describes the material terms under which such parties continue to perform.

(d) Section 3.22(d) of the Disclosure Schedule lists all contracts and agreements to which the Company is a party or by which its properties or assets are bound that require a notice, novation, waiver, consent or approval, as the case may be, in connection with the consummation of the Merger or the Other Transactions.

Section 3.23 Accounts Receivable and Payable. Subject to any reserves set forth in the Interim Balance Sheet, all accounts receivable of the Company shown on the Interim Balance Sheet and all accounts receivable of the Company arising from and after the date of the Interim Balance Sheet and to including the Closing Date, are valid receivables subject to no setoffs or counterclaims, represent and will represent bona fide claims against debtors for sales and other charges, and are not subject to discount except for normal cash and immaterial trade discounts. The amount carried for doubtful accounts and allowances disclosed in the Interim Balance Sheet are sufficient to provide for any losses which may be sustained on realization of the receivables. The amounts carried as reserves for expenses, including all expenses for services rendered and goods purchased, and warranty claims on the Interim Balance Sheet are sufficient for the payment of (a) expenses incurred prior to the Closing Date, other than Transaction Expenses, (b) current warranty claims and (c) warranty claims which arise prior to twelve (12) months from the date of the Interim Balance Sheet. There are no unpaid invoices or bills representing amounts alleged to be owed by the Company, or other alleged obligations of the Company, which the Company has disputed or determined to dispute or refuse to pay.

Section 3.24 Inventory. The inventories of the Company, whether shown on the Interim Balance Sheet or thereafter acquired by the Company, consist of items of a quantity and quality usable or salable in the Ordinary Course of Business. Since the date of the Interim Balance Sheet, the Company has continued to replenish inventories in a normal and customary manner consistent with past practices. The Company has not received written or oral notice that it will experience in the foreseeable future any material difficulty in obtaining, in the desired quantity and quality and at a reasonable price and upon reasonable terms and conditions, the raw materials, supplies or component products required for the manufacture, assembly or production of its products. The values at which inventories are carried reflect the inventory valuation policy of the Company, consistently applied. Since the date of the Interim Balance Sheet, due provision was made on the books of the Company in the Ordinary Course of Business to provide for all slow-moving, obsolete, or unusable inventories to their estimated useful or scrap values and such inventory reserves are adequate to provide for such slow-moving, obsolete or unusable inventory and inventory shrinkage.

Section 3.25 Propriety of Past Payments.

(a) No unrecorded fund or asset of the Company has been established for any purpose;

(b) no accumulation or use of corporate funds of the Company has been made without being properly accounted for in the books and records of the Company;

(c) no payment has been made by or on behalf of the Company with the understanding that any part of such payment is to be used for any purpose other than that described in the documents supporting such payment; and

(d) none of the Company, any director, officer, employee or agent of the Company or any other Person associated with or acting for or on behalf of the Company has, directly or indirectly, made any illegal contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property or services, (i) to obtain favorable treatment for the Company or any affiliate of the Company in securing business, (ii) to pay for favorable treatment for business secured for the Company or any affiliate of the Company, (iii) to obtain special concessions, or for special concessions already obtained, for or in respect of the Company or any affiliate of the Company or (iv) otherwise for the benefit of the Company or any affiliate of the Company in violation of any Law. None of the Company or any director, officer, employee, agent, or other Person acting for or on behalf of the Company, has (x) used funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity or (y) accepted or received any unlawful contribution, payment, gift, kickback, expenditure or other item of value.

Section 3.26 Company Information Statement. None of the information supplied, or to be supplied, by or on behalf of the Company included in the Information Statement will, at the date mailed to the Company’s stockholders or option holders and at the effectiveness of the Stockholder Consent, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading when the Information Statement (including all attachments, exhibits and amendments thereto) is read in its entirety, including any risk factors and other disclosure contained in the Information Statement and any amendments thereto.

Section 3.27 Representations Complete. None of the representations or warranties made by the Company herein or in the Disclosure Schedule or any certificate furnished by the Company pursuant to this Agreement, when all such documents are read together in their entirety, contains or will contain at the Closing Date any untrue statement of a material fact, or omit or will omit at the Closing Date to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading. The Company has not failed to disclose to Parent herein or in the Disclosure Schedule any facts material to the business, results of operations, assets, Liabilities, financial condition or prospects of the Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES CONCERNING THE PRINCIPAL

STOCKHOLDERS

Each Principal Stockholder, severally and not jointly, represents and warrants to Parent and Merger Sub as of the date hereof and as of the Closing Date as follows:

Section 4.1 Capacity; Authority. Each Principal Stockholder has the capacity and authority to enter into this Agreement and the other Transaction Documents to which such Principal Stockholder is a party and to make and perform the representations, warranties, covenants and agreements contained herein and therein. This Agreement and the other Transaction Documents to which such Principal Stockholder is a party have been duly executed and delivered by such Principal Stockholder and constitute the valid and binding obligations of such Principal Stockholder enforceable against such Principal Stockholder in accordance with its terms, except to the extent that enforceability may be limited by the effect, if any, of any applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally or any general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity. Neither the execution and delivery by such Principal Stockholder of this Agreement nor the consummation of the Merger or the Other Transactions will conflict with, or result in any breach or violation of, or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation or obligation or loss of any benefit under (a) any mortgage, indenture, lease, contract, agreement, instrument or understanding to which such Principal Stockholder is a party or to which any of such Principal Stockholder’s properties or assets is bound or (b) any Law applicable to such Principal Stockholder or any of such Principal Stockholder’s properties or assets. No notice to, filing with, and no permit, authorization, consent or approval of, any Person is necessary for the execution and delivery of this Agreement by such Principal Stockholder or the consummation of the Merger or the Other Transactions, other than the filing of the Certificate of Merger with the Secretary of State and approval of this Agreement and the Merger by the Company Stockholders as described in Section 3.3(b).

Section 4.2 Title to Shares. Such Principal Stockholder has good and valid title to the shares of Company Capital Stock set forth next to such Principal Stockholder’s name on Schedule 1-A, free and clear of any Lien, other than restrictions imposed by securities Laws applicable to securities generally.

Section 4.3 Brokers’ and Finders’ Fees. Such Principal Stockholder has not incurred, nor will incur, directly or indirectly, any Liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement, the Merger or the Other Transactions for which Parent, Merger Sub, the Company or the Surviving Corporation is or may become liable.

ARTICLE V

REPRESENTATIONS AND WARRANTIES CONCERNING PARENT AND MERGER

SUB

Parent and Merger Sub, jointly and severally, represent and warrant to the Company and the Principal Stockholders as of the date hereof and as of the Closing Date as follows:

Section 5.1 Organization, Standing and Power. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Merger Sub has the requisite corporate power and authority to own its respective properties and to carry on its respective business as now being conducted and as currently proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership or leasing of its respective properties or assets or the conduct of its respective business requires such qualification, except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have a Material Adverse Effect on Parent and its subsidiaries, taken as a whole.

Section 5.2 Authority. Each of Parent and Merger Sub has the requisite corporate power and authority to enter into this Agreement and to consummate the Merger and the Other Transactions. The execution and delivery of this Agreement and the consummation of the Merger and the Other Transactions have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and constitutes the valid and binding obligations of Parent or Merger Sub, as applicable, enforceable against Parent or Merger Sub, as applicable, in accordance with its terms, except to the extent that enforceability may be limited by the effect, if any, of any applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally or any general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity. Neither the execution and delivery by Parent or Merger Sub of this Agreement nor the consummation of the Merger or the Other Transactions will conflict with, or result in any breach or violation of, or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation or obligation or loss of any benefit under (a) any provision of the Certificate of Incorporation or Bylaws, or other equivalent charter documents, as applicable, of Parent or Merger Sub, (b) any mortgage, indenture, lease, contract, agreement, instrument or understanding to which Parent or Merger Sub is a party or to by which any of Parent’s or Merger Sub’s properties or assets is bound or (c) any Law applicable to Parent or Merger Sub or any of their respective properties or assets, except, in the case of clauses (b) and (c) above, any such conflicts, breaches, violations, defaults, rights or losses, which would not, individually or in the aggregate, prevent or materially and adversely delay the consummation by Parent or Merger Sub of the Merger or the Other Transactions or result in a Material Adverse Effect with respect to Parent and its subsidiaries, taken as a whole. Except for the consent of RBS Business Capital, a division of RBS Asset Finance, Inc., no notice to, filing with, and no permit, authorization, consent or approval of, any Person is necessary for the execution and delivery of this Agreement by Parent and Merger Sub or the consummation of the Merger and the Other Transactions, other than the filing of the Certificate of Merger with the Secretary of State and approval of this Agreement and the Merger by Parent as the sole stockholder of Merger Sub.

Section 5.3 Litigation. There is no private or governmental action, suit, proceeding, inquiry, claim, charge, grievance, arbitration or investigation by or pending before any Governmental Entity, or, to the Knowledge of Parent, threatened against Parent or any of its subsidiaries, any of their respective properties or any of their respective officers or directors (in their capacities as such), which questions or challenges the validity of any Transaction Document, the Merger or any of the Other Transactions; and there is no valid basis for any such action, suit, proceeding, inquiry, claim, charge, grievance, arbitration or investigation which could reasonably be expected to have a Material Adverse Effect on Parent and its subsidiaries, taken as a whole. There is no judgment, decree or order against Parent or any of its subsidiaries or to which Parent or any of its subsidiaries is subject, or to which any of its directors or officers (in their capacities as such) is subject, that could prevent, enjoin, or materially alter or delay the Merger or any of the Other Transactions.

Section 5.4 Brokers’ and Finders’ Fees. Neither Parent nor Merger Sub has incurred, or will incur, directly or indirectly, any Liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement, the Merger or the Other Transactions for which the Company Stockholders are or may become liable.

ARTICLE VI

PRE-CLOSING COVENANTS

The Parties agree as follows with respect to the period between the date hereof and the Closing:

Section 6.1 General. Prior to the Closing, upon the terms and subject to the conditions of this Agreement, the Parties agree to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable (subject to any applicable Laws) to consummate the Merger and the Other Transactions as promptly as practicable (including satisfaction, but not waiver, of the Closing conditions set forth in Article VIII); provided, however, that nothing in this Agreement requires, or will be construed to require, any of the Parties to take, or to refrain from taking, any action (including agreeing to any concession or arrangement with any Governmental Entity or other Person that would impose any material obligation on such Party) that would result in any restriction or divestiture with respect to any properties, assets, business or operations of such Party or its affiliates, or to cause its affiliates to do or agree to do any of the foregoing, whether prior to or following the Closing. Without limiting any other provision of this Agreement, the Principal Stockholders shall cause the Company to perform and comply with all covenants and agreements to be performed or complied with by the Company on or before the Closing.

Section 6.2 Notices and Consents. The Company and the Principal Stockholders shall give all notices to third parties and use reasonable best efforts to obtain all consents necessary in connection with the Merger and the Other Transactions as expeditiously as possible. No such consent shall include any condition or qualification that would result in or constitute an adverse change in the terms of any Material Contract, unless otherwise agreed to by Parent. Any instrument evidencing any consent to be obtained or notice to be given prior to the Closing shall be in form reasonably satisfactory to Parent. The Company and the Principal Stockholders will provide to Parent complete copies of all letters, applications or other documents prior to their submission to or promptly after receipt from any Governmental Entity or other third party with respect to each consent and notice, and will afford Parent the opportunity to comment on any letter, application and other document to be submitted. The Company and the Principal Stockholders will promptly and regularly advise Parent concerning the status of each such consent and notice, including any difficulties or delays experienced in obtaining any consent and of any conditions required for any consent.

Section 6.3 Operation of Business. Without the prior written consent of Parent, the Company shall not engage in any practice, take any action or enter into any agreement or transaction outside the Ordinary Course of Business, except for any action expressly contemplated under this Agreement. Without limiting the generality of the foregoing, without the prior written consent of Parent, and unless otherwise expressly provided in this Agreement, the Company shall not (a) issue, or agree to issue, any capital stock, stock option or other securities of the Company or repurchase or cancel any of its capital stock, (b) incur any

Indebtedness or otherwise encumber any of its assets, (c) declare, set aside, or pay any dividend or make any distribution with respect to its capital stock or enter into any agreement with the Company’s stockholders, (d) dispose of any properties or assets other than sales of inventory to customers in the Ordinary Course of Business, (e) increase the compensation of the Company’s employees or establish any new compensation plan, (f) make or authorize any amendments to the Company Articles or Company Bylaws, (g) increase its stock of raw material, work in progress and finished goods inventory by more than $25,000 in the aggregate, (h) enter into any contracts or commitments or incur any expense (including the issuance of purchase orders) with a value or requiring payments in excess of $1,000 individually or $25,000 in the aggregate, or which vary from the Company’s normal pricing and standard terms, (i) hire any employee or consultant or terminate the employment of any such person, or (j) otherwise engage in any practice, take or fail to take any action or enter into any agreement or transaction that would cause the representations and warranties of the Company contained herein to be untrue at any time between the date hereof and the Closing or that would be likely to result in a Material Adverse Effect.

Section 6.4 Preservation of Business. The Company will keep its business, assets and properties substantially intact, including its present operations, physical facilities, working conditions and relationships with licensors, suppliers, customers and employees, and operate such business in a manner consistent with its past practices, including all accounting policies and capital expenditures.

Section 6.5 Full Access and Cooperation. The Company will permit Parent and its representatives to have full access at all reasonable times, and in a manner so as not to unreasonably interfere with the normal business operations of the Company, to all premises, properties, personnel, books, records (including Tax records and patent application files), contracts and documents of or pertaining to the Company and permit Parent and its representatives to make such copies and inspections thereof as may reasonably be requested.

Section 6.6 Notice of Developments. The Company and the Principal Stockholders will give prompt written notice to Parent of (a) any material breach or inaccuracy of any representation or warranty of the Company or the Principal Stockholders (including those in Article III and Article IV hereof) or any material breach or nonperformance of any covenant or agreement of the Company or the Principal Stockholders (including those in this Article VI), (b) the occurrence of any material damage to or loss or destruction of any properties or assets owned or leased by the Company (whether or not insured), or (c) the occurrence or threatened occurrence of any event or condition which resulted in, or could reasonably be likely to result in, a Material Adverse Effect. No disclosure by the Company or the Principal Stockholders pursuant to this Section 6.6 shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach or inaccuracy of warranty or breach or nonperformance of covenant or agreement. As soon as such information becomes available, and in any event not more than thirty (30) days after the end of each fiscal month, the Company shall provide to Parent the Monthly Financial Statements for such month together with a list of the ages and amounts of all accounts and notes due and uncollected as of the end of such month.

Section 6.7 Information Statement; Stockholder Approval.

(a) As soon as possible, but in any event, within three (3) Business Days after the execution of this Agreement by the Company, the Company shall prepare an information statement (the “Information Statement”) for use in connection with the solicitation of appropriate consents from the Company Stockholders. The Information Statement shall include a statement to the effect that the Company Board unanimously recommends that the Company Stockholders vote to adopt this Agreement and the Merger (the “Company Board Recommendation”). Parent shall have the right to review and comment on the Information Statement (including amendments and supplements) prior to dissemination, and the Company shall not unreasonably refuse to incorporate Parent’s comments thereto.

(b) As soon as reasonably practicable after the execution of this Agreement and after the completion of the Information Statement, the Company shall (i) deliver such Information Statement, together with a copy of this Agreement and a Notice of Appraisal Rights pursuant to Section 262 of the DGCL, to each Company Stockholder and use commercially reasonable efforts to cause each such Company Stockholder to execute and deliver a Stockholder Transmittal Letter and (ii) take all action necessary under applicable Law to obtain the requisite consents of the Company Stockholders to this Agreement and the Merger (the “Stockholder Consent”), in each case in accordance with the DGCL. The Company will, through the Company Board, recommend to the Company Stockholders the approval and adoption of this Agreement, the Merger and the Other Transactions and use its commercially reasonable efforts to solicit and obtain the Required Stockholder Approval. The Company will not take any action to delay or postpone the solicitation of the Stockholder Consent without the prior written consent of Parent. The Company will comply with all requirements of the DGCL and other applicable Laws in connection with the solicitation of the Stockholder Consent, including all notice and disclosure requirements with respect to the Company Stockholders.

(c) The Company shall give Parent prompt notice, if at any time prior to the Closing Date the Company shall obtain Knowledge of any facts that make it necessary to amend or supplement the Information Statement in order to make the statements contained therein not misleading when read in its entirety, including any risk factors and other disclosure contained in the Information Statement, including any amendments thereto, and to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be promptly disseminated by the Company to the Company Stockholders and Qualifying Option Holders. The Information Statement (or any amendment or supplement thereto) shall not include any information about or concerning Parent without Parent’s prior consent.

Section 6.8 Exclusivity.

(a) From and after the date hereof and until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company and the Principal Stockholders shall, and shall cause their respective officers, directors, employees, advisors, representatives or agents to, immediately terminate all discussions which have already been commenced regarding any transaction that would be entered into by the Company or the Company Stockholders in lieu of the Merger, or which would materially interfere with the

Merger or any of the Other Transactions, including a sale of any assets of the Company, a sale (whether by sale of stock, merger or otherwise) of the Company Capital Stock, or any material debt or equity financing in respect of the Company (each, individually, an “Alternate Transaction”).

(b) From and after the date hereof and until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company and the Principal Stockholders agree not to (i) communicate with or enter into discussions or agreements or understandings with (or provide any information or access to facilities or encouragement or advice to) any other Person regarding an Alternate Transaction or (ii) solicit or knowingly encourage the submissions of offers, proposals or indications of interest for an Alternate Transaction.

Section 6.9 Intentionally Omitted.

Section 6.10 Termination of Plans. Prior to the Closing Date, the Company shall (a) terminate each Employee Benefit Plan that is intended to constitute a 401(k) plan (each, a “401(k) Plan”) effective no later than the day immediately preceding the Closing Date, (b) adopt any and all amendments to each 401(k) Plan as may be necessary to ensure compliance with all applicable requirements of the Code (including all qualification requirements), and (c) take all other action(s) as Parent may direct, unless Parent notifies the Company in writing at least five (5) days prior to the Closing Date that Parent agrees to sponsor and maintain (or to allow the Surviving Corporation to continue to sponsor and maintain) such 401(k) Plan after the Effective Time. Unless Parent provides the notice described in the preceding sentence to the Company, the Company shall, prior to the Closing Date, provide Parent with evidence reasonably satisfactory to Parent that (i) each 401(k) Plan has been terminated effective no later than the day before the Closing Date pursuant to resolutions of the Company Board, (ii) each 401(k) Plan has been amended as described above (the form and substance of such resolutions and amendments shall be subject to the prior review and approval of Parent), and (iii) the Company has taken all other action(s) directed by Parent with respect thereto.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.1 General. In case at any time after the Closing any further action is necessary to carry out the purposes of the Transaction Documents, the Merger and the Other Transactions, each Party hereto and Stockholders’ Agent shall take such further action (including the execution and delivery of such further instruments and documents) as any other Party or Stockholders’ Agent reasonably may request, all at the requesting party’s cost and expense (unless the requesting party is entitled to indemnification therefor under Article X below).

Section 7.2 Press Releases and Public Announcements. Except as otherwise required by applicable Law, the Company and the Principal Stockholders will not, and will not permit any of their respective affiliates, representatives or advisors to, issue or cause the publication of any press release or make any other public announcement, including any tombstone advertisements, or any announcements to employees, customers or suppliers of the

Company with respect to the Merger or the Other Transactions without the consent of Parent. Parent shall be permitted to issue or cause the publication of a press release or make a public announcement with respect to the Merger and the Other Transactions. The Parties shall cooperate with each other in the development and distribution of any press releases and other public announcements with respect to this Agreement, the Merger and the Other Transactions, and shall furnish the other with drafts of any such releases and announcements as far in advance as reasonably possible.

Section 7.3 Appointment of Stockholders’ Agent.

(a) Without any further act of any Company Stockholder, Qualifying Option Holder, or Bonus Pool Recipient, Stockholders’ Agent is hereby irrevocably constituted and appointed as agent and true and lawful attorney in fact for each Company Stockholder, Qualifying Option Holder and Bonus Pool Recipient with full power of substitution or resubstitution, solely for the purposes set forth herein, such appointment being coupled with an interest and irrevocable.

(b) Stockholders’ Agent will act as the representative of each Company Stockholder, Qualifying Option Holder and Bonus Pool Recipient, and is authorized to act on behalf of each Company Stockholder, Qualifying Option Holder and Bonus Pool Recipient under this Agreement and any other Transaction Document or in connection with the Merger or any of the Other Transactions, including receipt of any notice or service of process in connection with any Claim (all of which will be deemed delivered or served upon all Company Stockholders, Qualifying Option Holders and Bonus Pool Recipients upon delivery to Stockholders’ Agent). No bond shall be required of Stockholders’ Agent, and Stockholders’ Agent shall receive no compensation for his services. Notices or communications from Stockholders’ Agent shall constitute notices or communications from each of the Company Stockholders, Qualifying Option Holders, and Bonus Pool Recipients.

(c) Stockholders’ Agent shall not be liable for any act done or omitted hereunder as Stockholders’ Agent while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. Each Company Stockholder, Qualifying Option Holder and Bonus Pool Recipient shall severally indemnify Stockholders’ Agent and hold him harmless against any loss, Liability or expense incurred without gross negligence or bad faith on the part of Stockholders’ Agent and arising out of or in connection with the acceptance or administration of his duties hereunder to the extent that the Representative Fund is not sufficient to cover any such amounts.

Section 7.4 Actions of Stockholders’ Agent. A decision, act, consent or instruction of Stockholders’ Agent shall constitute a decision of all of the Company Stockholders, Qualifying Option Holders, and Bonus Pool Recipients and shall be final, binding and conclusive upon each and every Company Stockholder, Qualifying Option Holder and Bonus Pool Recipient. Parent and the Surviving Corporation may rely upon any decision, act, consent or instruction of Stockholders’ Agent as being the decision, act, consent or instruction of each and every Company Stockholder, Qualifying Option Holder and Bonus Pool Recipient. Parent and the Surviving Corporation are hereby relieved from any Liability to any Person for any acts done by Parent or the Surviving Corporation, as applicable, in accordance with such decision, act, consent or instruction of Stockholders’ Agent.

Section 7.5 Tax Matters.

(a) Preparation and Filing of Tax Returns. Parent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Company for all taxable periods to the extent such Tax Returns are filed or required to be filed on or after the Closing Date. If requested by the Stockholders’ Agent, Parent shall allow the Stockholders’ Agent to review and comment on each income Tax Return prepared or caused to be prepared by Parent (to the extent such income Tax Return could affect any obligation of the Company Stockholders, Qualifying Option Holders and Bonus Pool Recipients under this Agreement) at the Stockholders’ Agent’s sole cost and expense. Parent shall consider in good faith all reasonable comments of the Stockholders’ Agent with respect to such income Tax Returns prior to filing. Any compensation deductions arising in connection with the transactions contemplated by this Agreement shall, to the maximum extent permitted by law, be allocated to the Tax period of the Company that begins on the day following the Closing Date.

(b) Liability for Taxes. Immediately upon written demand from Parent, the Company Stockholders, Qualifying Option Holders and Bonus Pool Recipients shall severally but not jointly reimburse Parent for all Taxes of the Company for any Tax period ending on or before the Closing Date (a “Pre-Closing Tax Period”) and for the Company Stockholders’, Qualifying Option Holders’ and Bonus Pool Recipients’ portion (as determined pursuant to clause (c) below) of all Taxes of the Company for any Straddle Period. Parent shall be responsible for all Taxes of the Company for any Tax period that begins after the Closing Date (a “Post-Closing Tax Period”) and for its portion (as determined pursuant to clause (c) below) of all Taxes of the Company for any Straddle Period. Any amounts paid by the Company Stockholders, Qualifying Option Holders and Bonus Pool Recipients to Parent pursuant to this Section 7.5(b) shall be treated as an adjustment to the Adjusted Consideration unless otherwise required by Law.

(c) Apportionment of Straddle Period Income Taxes. With respect to any Straddle Period, the Taxes attributable to such Straddle Period shall be apportioned between the period of the Straddle Period that begins on the first day of the Straddle Period and ends on the Closing Date (the “Pre-Closing Straddle Period”), which portion shall be the responsibility of the Company Stockholders, the Qualifying Option Holders and the Bonus Pool Recipients, and the period of the Straddle Period that begins on the Closing Date and ends on the last day of the Straddle Period (“Post-Closing Straddle Period”), which portion shall be the responsibility of Parent. The portion of the Tax allocated to the Pre-Closing Straddle Period shall (i) in the case of any property or similar ad valorem Taxes be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period; and (ii) in the case of any other Taxes be deemed equal to the amount that would be payable if the relevant taxable period ended on the Closing Date. The portion of the Tax allocated to the Post-Closing Straddle Period shall equal the balance of the income Tax attributable to the Straddle Period.

(d) Cooperation. Parent, the Principal Stockholders and the Stockholders’ Agent shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of any Tax Return or claim for refund and any audit, litigation or other proceeding with respect to the Company’s Taxes. Upon request, Parent, the Principal Stockholders and the Stockholders’ Agent shall provide each other with the information that either party is required to report pursuant to the Code.

(e) Control of Audit or Tax Litigation. Parent shall control any audit, litigation or other proceeding regarding any Taxes of the Company. Parent shall permit the Stockholders’ Agent to review and comment on any documents in connection with such audit, litigation or other proceeding and shall take any reasonable comments into consideration prior to filing any document.

(f) Transfer Taxes. The Company or Parent shall be liable for and pay all sales, use, transfer, real property transfer, documentary, recording, gains, stock transfer and similar Taxes and fees, and any deficiency, interest or penalty asserted with respect thereto, but excluding any Tax based upon or measured by gross or net receipts of gross or net income (collectively, “Transfer Taxes”), arising out of or in connection with the transactions effected pursuant to this Agreement. The Company or Parent shall timely file or cause to be filed all necessary documentation and Tax Returns with respect to such Transfer Taxes.

(g) S Election. Upon Parent’s election, the Company and each Company Stockholder shall file the election provided for under Section 1362(a) of the Code with respect to the Company (the “S Election”). The S Election shall request an effective date of January 1, 2010. The Company Stockholders shall execute at the Closing IRS Form 2553.

(h) 338(h)(10) Election. Upon Parent’s election, provided that the S Election is approved by the IRS with an effective date of January 1, 2010, the Company and each Company Stockholder shall join with Parent to make the election provided for under Section 338(h)(10) of the Code with respect to the acquisition of the Company Capital Stock pursuant to this Agreement (the “Section 338(h)(10) Election”). Parent and the Company Stockholders shall execute at the Closing IRS Form 8023. Notwithstanding any provision of this Agreement to the contrary, Parent shall cause the Company to pay any Taxes of the Company that arise out of or relate to the Section 338(h)(10) Election, and any the Company Stockholders shall not have any liability with respect to such Taxes. In the event the Section 338(h)(10) Election is made, Parent shall pay each Company Stockholder an additional payment (a “Make-Whole Payment”) in an amount equal to the sum of (i) the excess (if any) of (A) the total amount of Taxes payable by such Company Stockholder upon the transfer of his Company Capital Stock as contemplated in this Agreement assuming that the Section 338(h)(10) Election is made over (B) the total amount of Taxes that would have been payable by such Company Stockholder with respect to the transfer of his Company Capital Stock as contemplated in this Agreement without the Section 338(h)(10) Election, plus (ii) the amount of any Taxes actually payable as a result of the receipt by such Company Stockholder of such excess amount described in clause (i), including any Taxes payable with respect to such additional amount. Promptly following completion of the Allocation (as defined below), each Company Stockholder shall determine the amount of its Make-Whole Payment and provide such determination to Parent for its review and approval, which shall not be unreasonably withheld or delayed. In computing the amount of a Company

Stockholder’s Make-Whole Payment, such Company Stockholder shall be deemed to be subject to the highest marginal federal, state, and local tax rates applicable to such Company Stockholder, and any items of income, deduction, gain, loss, or credits of such Company Stockholder or the Company not arising from the payments made pursuant to this Agreement shall be excluded. Upon approval by Parent of a Make-Whole Payment, Parent shall pay the amount of such Make-Whole Payment to the applicable Company Stockholder. Each Company Stockholder shall cooperate with Parent in connection with the determination of such Company Stockholder’s Make-Whole Payment and shall promptly provide all information reasonably requested by Parent in connection with its review. For purposes of this Agreement, any Make-Whole Payment shall be treated as additional consideration for the Company Capital Stock.

(i) Allocation In Connection With 338(h)(10) Election. In the event the Section 338(h)(10) Election is made, the aggregate consideration paid to the Company Stockholders (and amounts paid on or as of the Closing Date to Qualifying Option Holders and Bonus Pool Recipients) pursuant to this Agreement, liabilities of the Company and other relevant items shall be allocated among the Company’s assets in accordance with the rules of Section 338 of the Code. In connection with any Section 338(h)(10) Election, as soon as practicable after the Closing Date, Parent, the Company and the Stockholders’ Agent shall together in good faith: (i) determine and agree upon the “aggregate deemed sale price” of the Company (within the meaning of, and in accordance with, Treasury Regulations Section 1.338-4(a)) and (ii) determine and agree upon the proper allocations (the “Allocation”) of the “aggregate deemed sale price” among the respective assets of the Company (in accordance with Section 338(b)(5) of the Code). Parent, the Company and the Company Stockholders shall take no position inconsistent with such determinations and Allocation on any applicable Tax Return, in any proceeding before any Taxing authority or otherwise.

Section 7.6 Confidential Information. From and after the Closing, each Principal Stockholder and Stockholders’ Agent will treat and hold as confidential all information concerning the business and affairs of the Company and Parent that is not already generally available to the public (the “Confidential Information”), refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to Parent or the Company or destroy, at the request and option of Parent, all tangible embodiments (and all copies) of any Confidential Information that are in his possession. In the event that any Principal Stockholder or Stockholders’ Agent is requested or required (pursuant to written or oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such Principal Stockholder or Stockholders’ Agent will notify Parent promptly of the request or requirement so that Parent or the Company may seek an appropriate protective order or waive compliance with the provisions of this Section 7.6. If, in the absence of a protective order or the receipt of a waiver hereunder, any Principal Stockholder is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, such Principal Stockholder or Stockholders’ Agent may disclose the Confidential Information to the tribunal; provided, however, that the disclosing Principal Stockholder shall use his best efforts to obtain, at the reasonable request of Parent, and at Parent’s cost, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as Parent shall designate. The terms of this Agreement shall be deemed Confidential Information.

ARTICLE VIII

CONDITIONS TO THE CLOSING

Section 8.1 Conditions to Obligations of Each Party. The respective obligations of each Party to consummate the Merger and the Other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by agreement of all the Parties (to the extent permitted by applicable Law):

(a) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger or the Other Transactions shall be in effect, nor shall any proceeding brought by any Governmental Entity seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered or enforced, which makes the consummation of the Merger or any of the Other Transactions illegal. In the event an injunction or other order shall have been issued, each Party agrees to use its reasonable best efforts to have such injunction or other order lifted.

(b) Governmental Approval. The Parties shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of, or in connection with, the Merger and the Other Transactions.

(c) Stockholder Approval. The Company shall have obtained the Required Stockholder Vote, and such Required Stockholder Vote shall not have been rescinded or modified in any regard.

(d) Option Holder Transmittal Letter. Each Option Holder shall have executed and delivered to the Company an Option Holder Transmittal Letter.

Section 8.2 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger and the Other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by the Company, in the Company’s sole discretion:

(a) Representations, Warranties and Covenants. The representations and warranties of Parent and Merger Sub in this Agreement shall be true, complete and correct in all material respects (except for such representations and warranties that contain a Materiality Qualifier, which representations and warranties as so qualified shall be true, complete and correct in all respects) as of the date of this Agreement and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for such representations and warranties which speak as of a particular date which representations and warranties need be true, complete and correct in all material respects, or in all respects if such representations or warranties contain a Materiality Qualifier, only as of such date), and Parent and Merger Sub shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by Parent and Merger Sub as of the Closing.

(b) Certificate of Parent and Merger Sub. The Company shall have received from Parent and Merger Sub officer’s certificates, in form and substance reasonably acceptable to the Company, attaching a good standing certificate, dated within fifteen (15) days before the Closing, from the Secretary of State (or comparable Governmental Entity) of each state or jurisdiction in which Parent or Merger Sub was organized, each stating that the Company or Merger Sub is in good standing, and certifying to the fulfillment of the conditions specified in Section 8.2(a).

(c) Parent Third Party Consents. The Company shall have been furnished with evidence reasonably satisfactory to the Company of the consent or approval of those Persons whose consent or approval is required for the Parent and Merger Sub (i) to consummate the Merger and the Other Transactions and (ii) to comply with and perform all of the Parent’s and Merger Sub’s obligations as contemplated hereby, including the consent of RBS Business Capital, a division of RBS Asset Finance, Inc.

Section 8.3 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger and the Other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by Parent and Merger Sub, in Parent’s and Merger Sub’s sole discretion:

(a) Representations, Warranties and Covenants. The representations and warranties of the Company and the Principal Stockholders in this Agreement shall be true, complete and correct in all material respects (except for such representations and warranties that contain a Materiality Qualifier, which representations and warranties as so qualified shall be true, complete and correct in all respects) as of the date of this Agreement and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for such representations and warranties which speak as of a particular date which representations and warranties need be true, complete and correct in all material respects, or in all respects if such representations or warranties contain a Materiality Qualifier, only as of such date), and the Company and each Principal Stockholder shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by the Company or such Principal Stockholder as of the Closing.

(b) Certificate of the Company. Parent shall have received a certificate executed by the Chief Executive Officer of the Company, in form and substance reasonably acceptable to Parent, attaching a good standing certificate, dated within fifteen (15) days before the Closing, from the Secretary of State (or comparable Governmental Entity) of the state or jurisdiction in which the Company was organized and each state or jurisdiction in which the Company is qualified to do business, each stating that the Company is in good standing, and certifying (i) fulfillment of the conditions set forth in Sections 8.3(a) and 8.3(f); (ii) that attached thereto is a true, complete and correct copy of the resolutions of the Company Board authorizing the execution, delivery and performance of this Agreement and the Other Transaction Documents and the consummation of the Merger and the Other Transactions, in each case as are then in full force and effect; (iii) that attached thereto is a true, complete and correct copy of the Company Articles and the Company Bylaws, in each case as are then in full force and effect; (iv) as to the incumbency and signatures of the officers of the Company; and (v) that the stockholders of the Company have approved this Agreement, the Merger, and the Other Transactions in accordance with the Company Articles and the DGCL.

(c) Transmittal Letters; Dissenting Shares. Holders of Company Capital Stock representing at least ninety-five percent (95%) of the aggregate number of shares of Company Capital Stock outstanding immediately prior to the Effective Time shall have delivered a duly completed and executed Transmittal Letter to Parent or shall have otherwise waived their appraisal rights under the DGCL to Parent’s satisfaction.

(d) Company Third Party Consents. Parent shall have been furnished with evidence reasonably satisfactory to Parent of the consent or approval of those Persons whose consent or approval is required for the Company and the Principal Stockholders (i) to consummate the Merger and the Other Transactions and (ii) to comply with and perform all of the Company’s and the Principal Stockholders’ obligations as contemplated hereby.

(e) Parent Third Party Consents. Parent shall have obtained the consent or approval of those Persons whose consent or approval is required for Parent and Merger Sub (i) to consummate the Merger and the Other Transactions and (ii) to comply with and perform all of Parent’s and Merger Sub’s obligations as contemplated hereby, including the consent of RBS Business Capital, a division of RBS Asset Finance, Inc.

(f) No Material Adverse Effect. Since the date of this Agreement, the Company shall not have suffered a Material Adverse Effect.

(g) Resignation of Directors and Officers. The directors and officers of the Company in office immediately prior to the Closing shall have resigned as directors or officers of the Company, effective as of the Closing Date, and Parent shall have received letters of resignation in form and substance satisfactory to Parent from such directors and officers.

(h) Vesting and Cancellation of Company Options. Each outstanding Company Option shall have become fully-vested and each outstanding, unexercised Company Option as of the Effective Time shall have been terminated or cancelled.

(i) Termination of 401(k) Plan. Parent shall have been furnished with evidence reasonably satisfactory to Parent that the 401(k) Plan has been terminated.

(j) Tax Certificates. The Company shall have delivered to Parent (i) a properly executed FIRPTA certificate, substantially in the form agreed to by the Parties, which states that the shares of Company Capital Stock do not constitute “United States real property interests” under Section 897(c) of the Code, for purposes of satisfying Parent’s obligations under Treasury Regulation Section 1.1445-2(c)(3); and (ii) a form of notice to the IRS in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) in the customary form along with written authorization for Parent to deliver such notice form to the IRS on behalf of the Company after the Closing.

(k) Tax Forms. Each Company Stockholder shall have delivered a properly executed IRS Form 2553 and IRS Form 8023, in each case, in form and substance reasonably satisfactory to Parent.

(l) Closing Consideration Statement. The Company shall have delivered to Parent the Closing Consideration Statement, which shall be prepared as required hereby and in form and substance reasonably satisfactory to Parent.

(m) Non-Competition and Nonsolicitation Agreements. The Principal Stockholders shall have executed and delivered to Parent non-competition and nonsolicitation agreements substantially in the form of Exhibit E (the “Non-Competition Agreements”).

(n) Offer Letters. Each of the Principal Stockholders and Jae Hwan Yoo and Paul Bovaird, shall have executed and delivered to Parent offer letters for employment with Parent or one of its designated subsidiaries following the Closing in form and substance reasonably satisfactory to Parent.

(o) Principal Stockholder Transmittal Letters. Each Principal Stockholder shall have executed and delivered to Parent a Transmittal Letter.

Section 8.4 Frustration of Conditions. No Party may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such Party’s failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE IX

TERMINATION

Section 9.1 Termination. At any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger to the stockholders of the Company, this Agreement may be terminated:

(a) by the written consent of Parent and the Company;

(b) by Parent or the Company, if the Closing shall not have occurred on or before the day that is thirty (30) days after the date of this Agreement or the next Business Day if such day is not a Business Day (the “Final Date”); provided, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose action or failure to act has been the cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by Parent, if the Company or any Principal Stockholder shall breach any representation, warranty, covenant, obligation or agreement hereunder such that the conditions set forth in Section 8.3(a) would be incapable of being satisfied by the Final Date, and such breach shall not have been cured, or by its nature cannot be cured, within ten (10) days of receipt by the Company or such Principal Stockholder of written notice of such breach; provided, that Parent has not breached any of its representations, warranties, obligations or agreements hereunder in any material respect;

(d) by the Company, if Parent or Merger Sub shall breach any representation, warranty, covenant, obligation or agreement hereunder, such that the conditions set forth in Section 8.2(a) would be incapable of being satisfied by the Final Date, and such breach shall not have been cured, or by its nature cannot be cured, within ten (10) days following receipt by Parent or Merger Sub of written notice of such breach; provided, that the neither Company nor any of the Principal Stockholders has breached any of its representations, warranties, obligations or agreements hereunder in any material respect;

(e) by Parent, if any condition in Sections 8.1 or 8.3 becomes incapable of fulfillment at the Closing; provided, that Parent has not waived such condition;

(f) by the Company, if any condition in Sections 8.1 or 8.2 becomes incapable of fulfillment at the Closing; provided, that the Company has not waived such condition; or

(g) by Parent or the Company if any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger or any of the Other Transactions shall have become final and nonappealable.

Section 9.2 Effect of Termination. Termination of this Agreement pursuant to Section 9.1 will not be deemed to release any Party from any Liability for breach of any term hereof (nor a waiver of any right in connection therewith) and will be in addition to any other right or remedy a Party has under this Agreement or otherwise. The exercise of a right of termination of this Agreement is not an election of remedies.

ARTICLE X

CERTAIN REMEDIES

Section 10.1 Indemnity.

(a) Indemnification for Damages. The Company Stockholders, the Qualifying Option Holders and the Bonus Pool Recipients and, if and only if this Agreement has been terminated prior to the Closing, the Company, agree to severally, but not jointly, indemnify, defend and hold harmless Parent and the Surviving Corporation and each of their respective affiliates, and each of their respective directors, officers, managers, members, partners, stockholders, subsidiaries, employees, successors, heirs, assigns, agents and representatives (each a “Parent Indemnified Person”) from and against and be liable for any and all Damages related to or arising out of, caused by or resulting from, directly or indirectly, the following:

(i) any breach or inaccuracy of any representation or warranty made in this Agreement or any other Transaction Document by the Company or any Principal Stockholder, including the failure of a representation or warranty made by the Company or any Principal Stockholder herein or in any other Transaction Document to be true at the Closing as if given at the Closing;

(ii) any breach or nonperformance of any agreement, covenant or obligation in any Transaction Document to be performed by the Company on or before the Closing or by any Principal Stockholder on, before or after the Closing;

(iii) any Transaction Expenses or any Company Debt, whether paid by the Company or not, to the extent that such Transaction Expense or Company Debt has not already been deducted in the determination of the Adjusted Consideration;

(iv) any errors, omissions or inaccuracies in the Closing Consideration Statement or the elements thereof;

(v) any Taxes that are unpaid as of the Closing Date (but excluding any Taxes of the Company that arise out of or relate to any Section 338(h)(10) Election) and that (A) are imposed on the Company with respect to any Pre-Closing Tax Period or Pre-Closing Straddle Period or (B) arise out of or relate to the Merger, including any employment Taxes imposed with respect to the payment of a portion of the Adjusted Consideration and the Earnout Payments, if any, to the Qualifying Option Holders and Bonus Pool Recipients;

(vi) any Dissenting Share Payments; and

(vii) the matters described on Schedule 10.1.

(b) Nature of the Company Stockholders’, Qualifying Option Holders’ and Bonus Pool Recipients’ Obligations for Indemnification of Parent Indemnified Persons. Each Company Stockholder, Qualifying Option Holder and Bonus Pool Recipient will be responsible solely for such Company Stockholder’s, Qualifying Option Holder’s or Bonus Pool Recipient’s Pro Rata Portion of any Damages for which a Parent Indemnified Person is entitled to indemnification hereunder; provided, however, that each Principal Stockholder will be solely responsible for all of the Damages that are related to or arise out of, or are caused by or result from, a breach, inaccuracy, or nonperformance of any representation, warranty, agreement, covenant, or obligation individually made or required to be performed by such Principal Stockholder; and, provided, further, that, in the event that the Closing has not occurred, the Company shall be solely liable for any Damages for which a Parent Indemnified Person is entitled to indemnification hereunder.

(c) Escrowed Cash Forfeiture. Parent may satisfy any adjudicated or agreed Claim, or any portion thereof, for Damages of a Parent Indemnified Person permitted by this Article X by deeming Escrowed Cash to be forfeited in an amount equal to each Company Stockholder’s, each Qualifying Option Holder’s and each Bonus Pool Recipient’s Pro Rata Portion of the total amount of such adjudicated or agreed Claim. The Company Stockholders, Qualifying Option Holders and the Bonus Pool Recipients agree to forfeit such Escrowed Cash in satisfaction of such adjudicated or agreed Claim and agree that they shall have no further right, title or interest whatsoever in such forfeited Escrowed Cash or any claims with respect thereto effective as of the date of such forfeiture.

(d) Release of Escrowed Cash. To the extent not previously forfeited, on the day that the Earnout Payment for the period ended March 30, 2012 is due and payable hereunder (or, if no Earnout Payment is due and payable with respect to such period, on May 30, 2012), Parent shall release the Escrowed Cash remaining in escrow at that date, provided, however, that the amount of Escrowed Cash that would otherwise be released from escrow pursuant to this Section 10.1(d) shall be reduced by that amount of Escrowed Cash that may be required to satisfy the full amount of any Claims made prior to that date in accordance with this Article X, but not yet finally adjudicated or otherwise finally resolved and paid. Any released Escrowed Cash shall be released to the Company Stockholders and Qualifying Option Holders and allocated to the Bonus Pool, in each case to the extent the foregoing are deemed to have contributed such released Escrowed Cash to the escrow fund pursuant to Sections 2.8, 2.9 and 2.10. Any Escrowed Cash remaining in escrow in connection with pending Claims shall be released from escrow when all Claims made in accordance with this Article X have been resolved by a final, non-appealable ruling.

Section 10.2 Indemnification Procedure.

(a) Notice of Claims. Any Parent Indemnified Person claiming indemnification hereunder (a “Claiming Party”) shall give to Stockholders’ Agent, or the Company, as applicable (the “Responding Party”), notice of any claim (a “Claim”) as to which such Parent Indemnified Person proposes to demand indemnification hereunder as soon as reasonably practicable after the Claiming Party has received notice thereof (provided that failure to give timely notice shall not limit the indemnification obligations of the indemnifying parties hereunder except to the extent the indemnifying parties demonstrate, by clear and convincing evidence, actual prejudice caused by the delay in giving, or failure to give, such notice).

(b) Objections to Claims; Resolution of Conflicts; Arbitration.

(i) The Responding Party shall have the right to object to any Claim made pursuant to Section 10.2(a) by delivering written notice of such objection (an “Claim Objection Notice”) to the Claiming Party within thirty (30) days following the Responding Party’s receipt of a Claim notice (such period, the “Claim Objection Period”). The Claim Objection Notice shall specify in reasonable detail the basis for the Responding Party’s objection to the Claim. In the event that the Responding Party does not object to a Claim within the Claim Objection Period, (A) the Responding Party shall be deemed to have accepted and agreed to the Claim set forth in the Claim notice and shall be precluded from raising any objection thereto after the Claim Objection Period, and (B) if applicable, any forfeiture of Escrowed Cash pursuant to Section 10.1(c) shall be effective as of the day following the expiration of the Claim Objection Period.

(ii) In the event the Responding Party timely delivers a Claim Objection Notice to the Claiming Party pursuant to Section 10.2(b)(i), the Claiming Party shall have fifteen (15) days after receipt of such Claim Objection Notice to respond thereto in a written statement. If after such 15-day period there remains a dispute regarding the Claim, the Claiming Party and the Responding Party shall attempt in good faith for ten (10) days to reach a settlement of such

Claim. If such a settlement is reached with respect to the Claim, any forfeiture of Escrowed Cash pursuant to Section 10.1(c), if applicable, shall be effective as of the date of settlement.

(iii) If no such settlement can be reached after good faith negotiation during such 10-day period, either the Claiming Party or the Responding Party, by written notice to the other, may demand arbitration of the matter, unless the amount of the Claim is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or all parties involved agree to arbitration. The matter in dispute shall be settled by arbitration conducted by a panel of three arbitrators. Within twenty (20) days after written notice of demand for arbitration is delivered, the Claiming Party and the Responding Party shall each select one (1) arbitrator, and the two (2) arbitrators so selected shall select a third arbitrator. The decision of the arbitrators as to the validity and amount of any Claim shall be binding and conclusive upon the Parties, and any forfeiture of Escrowed Cash pursuant to Section 10.1(c), if applicable, shall be effective as of the time of such decision.

(iv) Judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction. Any such arbitration shall be held in the Boston, Massachusetts metropolitan area under the commercial rules then in effect of the American Arbitration Association. All costs and expenses (including attorneys’ fees and expenses) incurred by the Parties in connection with any such arbitration shall be allocated in accordance with Section 11.11. The fees and expenses of each arbitrator and the administrative fee of the American Arbitration Association shall be allocated by the arbitrator or arbitrators, as the case may be (or, if not so allocated, shall be borne equally by the Claiming Party and the Responding Party).

(v) This Section 10.2(b) shall not apply to any action for, or in any way limit the rights and remedies of any Party with respect to such Party’s right to seek, specific performance, injunctive or declaratory relief or other equitable remedies pursuant to Section 10.7 or otherwise

(c) Third-Party Claims. If any Claim is a third-party claim (a “Third-Party Claim”), the following provisions shall apply:

(i) The Responding Party will have the right to assume the defense of the Third-Party Claim with counsel of the Responding Party’s choice reasonably satisfactory to the Claiming Party at any time within thirty (30) days after the Claiming Party has given notice of the Third-Party Claim (or within a shorter period, if any, during which a defense must be commenced for the preservation of rights); provided, however, that the Responding Party must continuously conduct the defense of the Third-Party Claim actively and diligently thereafter in order to preserve its rights in this regard and must keep the Claiming Party reasonably informed of the status of the Third-Party Claim; and, provided, further, that the Claiming Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third-Party Claim. If the Responding Party fails to give such written notice within such 30-day period (or such shorter period, if any, during which a defense must be commenced for the preservation of rights), then the Responding Party will no longer have the right to assume the defense of such Third-Party Claim. If the Responding Party assumes the defense of such Third-Party Claim, then the Persons on whose behalf such Person is responding will be obligated to indemnify the Claiming Party or Claiming Parties with respect to such Third-Party Claim.

(ii) So long as the Responding Party has assumed and continues conducting the defense of the Third-Party Claim in accordance with Section 10.2(c)(i) above, (A) the Responding Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Claiming Party (not to be withheld unreasonably) unless the judgment or proposed settlement involves only the payment of money damages by the Responding Party, does not impose an injunction or other equitable relief upon the Claiming Party, and includes, as an unconditional term thereof, the giving by the claimant or plaintiff to the Claiming Party of a release (in form and substance reasonably satisfactory to the Claiming Party) from all Liability in respect of such Third-Party Claim, and (B) the Claiming Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Responding Party (not to be withheld unreasonably).

(iii) In the event the Responding Party does not assume and continuously conduct the defense of the Third-Party Claim in accordance with Section 10.2(c)(i) above, (A) the Claiming Party may defend against, and consent to the entry of any reasonable judgment or enter into any reasonable settlement with respect to, the Third-Party Claim in any manner the Claiming Party reasonably may deem appropriate (and the Claiming Party need not consult with, or obtain any consent from, the Responding Party in connection therewith) and (B) the Responding Party will remain responsible for any Damages the Claiming Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third-Party Claim to the fullest extent provided in this Article X.

(d) Cooperation. The Parties, and any Responding Party or Claiming Party, shall cooperate with each other in the defense of any Claim hereunder and shall make available to the Party or Parties defending such Claim such materials and assistance relating thereto as is reasonably requested from such Person.

Section 10.3 Survival.

(a) General. The representations and warranties of the Company and the Principal Stockholders contained in this Agreement or in any other Transaction Document and all related rights to indemnification shall survive the Closing and the consummation of the Merger and the Other Transactions as set forth in this Section 10.3. The representations and warranties of Parent and Merger Sub contained in this Agreement or in any other Transaction

Document shall expire and terminate as of the Closing. Except as provided in Section 10.3(b), neither the Company nor any Company Stockholder, Qualifying Option Holder or Bonus Pool Recipient shall have any obligation to provide indemnification pursuant to Section 10.1(a)(i) for any breach or inaccuracy of any representation or warranty in Article III or Article IV unless a Claim with respect thereto is asserted in accordance with this Article X on or prior to the later of (i) May 29, 2013 and (ii) the date that the Earnout Payment for the period ending March 29, 2013 becomes due and payable under Section 2.18. Each covenant and agreement (other than representations and warranties) contained in this Agreement or in any other Transaction Document, and all associated rights to indemnification, shall survive the Closing and shall continue in full force thereafter until all Liability hereunder relating thereto is barred by all applicable statutes of limitation, subject to any applicable limitation expressly stated herein or such other Transaction Document.

(b) Extended Survival. Notwithstanding Section 10.3(a), all Claims and related rights to indemnification based on (i) a breach or inaccuracy of any representation or warranty contained in Sections 3.1 (Organization, Standing and Power; Subsidiaries), 3.2 (Capitalization; Title to Shares), 3.3 (Authority), Section 3.10 (Intellectual Property), Section 3.13 (Taxes), Section 3.20 (Brokers’ and Finders’ Fees) or Article IV, or (ii) willful misconduct or fraud in connection with or knowing or intentional breach of any representation or warranty (collectively, the “Special Claims”), shall survive the Closing for the longer of (x) the period ending six months after the end of the applicable statute of limitations relating to the Claim (including any extensions thereof) and (y) the period set forth in the third sentence of Section 10.3(a).

(c) Survival of Representations, Warranties, Covenants and Agreements until Final Determination. For each Claim for indemnification hereunder regarding a representation, warranty, covenant or agreement that is made before the expiration of such representation, warranty, covenant or agreement, such Claim and any associated right to indemnification will not terminate until the final determination with respect to, and, if applicable, satisfaction of such Claim.

Section 10.4 Limitations.

(a) Deductible. Except as provided below, the Company Stockholders, Qualifying Option Holders and Bonus Pool Recipients shall not be required to indemnify the Parent Indemnified Persons pursuant to Section 10.1(a)(i) unless and until the aggregate amount of all Damages of all Parent Indemnified Persons under this Article X exceeds $36,000 (the “Deductible Amount”). For the avoidance of doubt, if the Damages to which the Parent Indemnified Persons are entitled pursuant to Section 10.1(a)(i) exceed the Deductible Amount, then the Company Stockholders, Qualifying Option Holders and Bonus Pool Recipients will be obligated for all of the Damages in excess of the Deductible Amount (such amount intended to be a deductible) and thereafter no such deductible limitation shall be applicable to Damages to which the Parent Indemnified Persons are entitled pursuant to Section 10.1(a)(i). The limitations set forth in this Section 10.4(a) shall not apply to or otherwise affect the ability to make Claims or recover Damages with respect to Special Claims.

(b) Cap. Except as provided below, each individual Company Stockholder’s, Qualifying Option Holder’s and Bonus Pool Recipient’s aggregate Liability for all Damages to which the Parent Indemnified Persons are entitled to indemnification pursuant to this Article X shall be forfeiture of the Escrowed Cash allocable to such Company Stockholder, Qualifying Option Holder and Bonus Pool Recipient and such Company Stockholder’s, Qualifying Option Holder’s and Bonus Pool Recipient’s Pro Rata Portion of the Earnout Payments. The foregoing notwithstanding, (i) each individual Company Stockholder’s, Qualifying Option Holder’s and Bonus Pool Recipient’s aggregate Liability for all Damages to which the Parent Indemnified Persons are entitled to indemnification pursuant to this Article X with respect to Special Claims or Claims for indemnification under Sections 10.1(a)(ii), (iii), (iv), (vi) and (vii) shall not exceed the aggregate consideration to which such Company Stockholder, Qualifying Option Holder or Bonus Pool Recipient is entitled to hereunder or under his or her Transaction Bonus Agreement, as applicable, including the Escrowed Cash allocable to such Company Stockholder, Qualifying Option Holder or Bonus Pool Recipient, such Company Stockholder’s, Qualifying Option Holder’s or Bonus Pool Recipient’s Pro Rata Portion of the Earnout Payments, and any payments received (or which such Company Stockholder, Qualifying Option Holder or Bonus Pool Recipient is entitled to receive) in connection with the Closing; and (ii) there shall not be any limit on the aggregate Liability for Damages to which the Parent Indemnified Persons are entitled to indemnification pursuant to this Article X with respect to Claims based on fraud or under Section 10.1(a)(v).

(c) Recourse.

(i) The Parent Indemnified Persons shall not be entitled to make Claims for monetary Damages from a Company Stockholder, Qualifying Option Holder or Bonus Pool Recipient under Section 10.1(a) to be satisfied in any form other than forfeiture of the Escrowed Cash allocable to such Company Stockholder, Qualifying Option Holder or Bonus Pool Recipient unless and until all of the Escrowed Cash allocable to such Company Stockholder, Qualifying Option Holder or Bonus Pool Recipient has been forfeited in connection with Section 10.1(c), or because all such Escrowed Cash allocable to such Company Stockholder, Qualifying Option Holder or Bonus Pool Recipient has been released from escrow or reserved pending the resolution of unresolved Claims pursuant to Section 10.1(d); provided, however, that the Parent Indemnified Parties shall be entitled to deduct such Claims for monetary Damages allocable to such Company Stockholder, Qualifying Option Holder or Bonus Pool Recipient from any Earnout Payments which become due and payable. If and to the extent that the Escrowed Cash or any Earnout Payments which are due and payable are not sufficient to satisfy any Claims hereunder, the Company Stockholders, Qualifying Option Holders and Bonus Pool Recipients shall directly pay to any Parent Indemnified Person the amount of the Damages for which such Parent Indemnified Person is entitled to indemnification hereunder. The Parties hereby acknowledge and agree that the disbursement of the Escrowed Cash or the Earnout Payments, as the case may be, shall not be deemed to modify the obligations of the Company Stockholders, Qualifying Option Holders and Bonus Pool Recipients with respect to indemnification or the survival of representations and warranties, nor shall the Escrowed Cash or Earnout Payments, as the case may be, or the Parent Indemnified Persons’ rights to make Claims against the Escrowed Cash or the Earnout Payments serve as a cap on or the sole source of funds to satisfy the indemnification obligations of the Company Stockholders, Qualifying Option Holders and Bonus Pool Recipients or otherwise limit the Parent Indemnified Persons’ remedies hereunder, except as expressly provided herein.

(ii) Nothing contained in this Section 10.4(c) shall limit Parent’s and the Surviving Corporation’s rights to specific performance and other equitable remedies as set forth in Section 10.7.

Section 10.5 Materiality Qualifiers. For purposes of this Article X, in determining (a) whether a breach of a representation or warranty made by the Company or the Principal Stockholders in this Agreement or in any other Transaction Document, including any certificate delivered hereunder, has occurred and (b) the amount of Damages arising out of, relating to or resulting therefrom, all Materiality Qualifiers will be ignored and each such representation and warranty will be read and interpreted without regard to any Materiality Qualifier.

Section 10.6 Limitation on Contribution and Certain Other Rights. The Company Stockholders, Qualifying Option Holders and Bonus Pool Recipients hereby agree that, if following the Closing, any Claim is made by any Parent Indemnified Person or otherwise becomes due from the Company Stockholders, Qualifying Option Holders and Bonus Pool Recipients pursuant to this Article X in respect of any Damages, the Company Stockholders, Qualifying Option Holders and Bonus Pool Recipients shall not have any rights against the Surviving Corporation or any Person who is or was a director, officer, member, manager or employee of the Company or the Surviving Corporation, whether by reason of contribution, indemnification, subrogation or otherwise, with respect thereto, and the Company Stockholders, Qualifying Option Holders and Bonus Pool Recipients shall not take any action against the Surviving Corporation or any such director, officer, member, manager or employee with respect thereto.

Section 10.7 Rights to Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Company or the Principal Stockholders in accordance with their specific terms or were otherwise breached. Accordingly, Parent, Merger Sub, the Surviving Corporation and the Company shall be entitled to seek an injunction or injunctions, without the posting of any bond, to prevent breaches of this Agreement by the Company and the Principal Stockholders, as applicable, and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which Parent, Merger Sub, the Surviving Corporation, or the Company is entitled at law or in equity.

Section 10.8 Knowledge and Investigation. All representations, warranties, covenants, agreements and indemnities of the Company and the Principal Stockholders contained in this Agreement and in the other Transaction Documents shall be deemed material and relied upon by the Parent Indemnified Persons, regardless of any knowledge or investigation or any representation made by Parent or Merger Sub, and none will be waived by any failure to pursue any action or consummation of the Merger and the Other Transactions.

Section 10.9 Other Factors Not Limiting. No representation or warranty contained herein will limit the generality or applicability of any other representation or warranty. The terms of this Article X will be enforceable regardless of whether Liability is based on past, present or future acts, claims or legal requirements and regardless of any sole, concurrent, contributory, comparative or similar negligence, or of any sole, concurrent, strict or similar Liability, of a Person seeking indemnification (or of any of the Parent Indemnified Persons).

Section 10.10 Effect of Officer’s Certificates. For the avoidance of doubt, any written certification by a Person (or any officer thereof) of the accuracy of any representation or warranty (or of any other matter), including any certification contemplated in Section 8.2 or 8.3, will be deemed to constitute the making or re-making of such representation or warranty by such Person (or a representation or warranty regarding such other matter) at the time of such certification in the manner and to the extent stated in such certification, including for purposes of Section 10.1(a).

Section 10.11 Right of Set Off. Parent will have the right (but not the obligation) to set off against any Earnout Payment otherwise due and payable hereunder, reduce the amount of such Earnout Payment by and retain for Parent’s own account any amount to which Parent may be entitled from the Company Stockholders, Qualifying Option Holders or the Bonus Pool Recipients under this Article X. The exercise of or failure to exercise such right of set off will not constitute an election of remedies or limit in any manner the enforcement of any other remedy that may be available to Parent.

Section 10.12 Exclusive Remedy. After the Closing Date, except with respect to claims based on fraud, the right of indemnification under this Article X shall be the sole and exclusive remedy available to any party in respect of monetary Damages for any Claim or cause of action arising under this Agreement in connection with any breach of any representation, warranty, covenant or provision of this Agreement; provided, however, that this exclusive remedy does not preclude a party from bringing an action for specific performance or other equitable remedy to require a party to perform its obligations under this Agreement. Except to the extent expressly stated in this Article X, each party expressly waives any rights it may have to make a Claim against any other party under this Agreement pursuant to any constitutional, statutory, or common law authorities.

Section 10.13 Payment of Costs for Unsuccessful Fraud Claims. If a Parent Indemnified Person pursues a Claim for indemnification against the Company or a Company Stockholder, Qualifying Option Holder or Bonus Pool Recipient on the basis of fraud or intentional misrepresentation and indemnification for such Claim would not otherwise be able hereunder in the absence of such alleged fraud or intentional misrepresentation, and the arbitrator appointed pursuant to Section 10.2(b) determines, in a final order, that such Parent Indemnified Person had no reasonable basis for pursuing such Claim on the basis of fraud or intentional misrepresentation and that the pursuit of such Claim on such basis was frivolous and without merit and so directs such Parent Indemnified Person in such final order, then such Parent Indemnified Person shall pay the reasonable and actual documented legal fees, costs and expenses of the Company, Stockholders’ Agent, and such Company Stockholders, Qualifying Option Holders or Bonus Pool Recipients, as applicable, solely incurred in connection with the defense of such Claim to the extent based on fraud or intentional misrepresentation.

ARTICLE XI

GENERAL PROVISIONS

Section 11.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed received (a) on the date of delivery if delivered personally and/or by messenger service, (b) on the date of confirmation of receipt of transmission by facsimile (or, the first Business Day following such receipt if (i) the date is not a Business Day or (ii) confirmation of receipt is given after 5:00 p.m., California Time) or (c) on the date of confirmation of receipt if delivered by a nationally recognized courier service (or, the first Business Day following such receipt if (i) the date is not a Business Day or (ii) confirmation of receipt is given after 5:00 p.m., California Time), to the Parties at the following address or facsimile numbers (or at such other address or facsimile number for a Party as shall be specified by like notice):

(A)	if to Parent, Merger Sub or the Surviving Corporation, to:

M/A-COM Technology Solutions Inc. 100 Chelmsford Street Lowell, Massachusetts 01851 Attention: Chief Financial Officer and General Counsel Facsimile No.: (978) 656-2678

with a copy to (not notice):

Perkins Coie LLP 1900 Sixteenth Street, Suite 1400 Denver, Colorado 80202 Attention: Jeff Beuche Facsimile No.: (303) 291-2400

(B)	if to the Company prior to the Closing, to:

Optomai, Inc. 1270 Oakmead Parkway, #101 Sunnyvale, California 94085 Attention: Vivek Rajgarhia

with a copy to (not notice):

White & Lee LLP The White & Lee Building 541 Jefferson Ave, Ste. 100 Redwood City, California 94063 Attention: Mark Cameron White Facsimile No.: (650) 298-6099

(C)	if to Stockholders’ Agent, to:

Vivek Rajgarhia 1195 Fairfield Road Bridgewater, New Jersey 08807

with a copy to (not notice):

White & Lee LLP The White & Lee Building 541 Jefferson Ave, Ste. 100 Redwood City, California 94063 Attention: Mark Cameron White Facsimile No.: (650) 298-6099]

Section 11.2 Interpretation; Construction. In this Agreement: (a) the table of contents and headings are for convenience of reference only and will not affect the meaning or interpretation of this Agreement; (b) the words “herein,” “hereunder,” “hereby” and similar words refer to this Agreement as a whole (and not to the particular sentence, paragraph or Section where they appear); (c) terms used in the plural include the singular, and vice versa, unless the context clearly requires otherwise; (d) unless expressly stated herein to the contrary, reference to any document means such document as amended or modified and as in effect from time to time in accordance with the terms thereof; (e) unless expressly stated herein to the contrary, reference to any applicable Law means such applicable Law as amended, modified, codified, replaced or reenacted, in whole or in part, and as in effect from time to time, including any rule or regulation promulgated thereunder; (f) the words “including,” “include” and variations thereof are deemed to be followed by the words “without limitation”; (g) “or” is used in the sense of “and/or”; “any” is used in the sense of “any or all”; and “with respect to” any item includes the concept “of” such item or “under” such item or any similar relationship regarding such item; (h) unless expressly stated herein to the contrary, reference to a document, including this Agreement, will be deemed to also refer to each annex, addendum, exhibit, schedule or other attachment thereto; (i) unless expressly stated herein to the contrary, reference to an Article, Section, Schedule, Disclosure Schedule, or Exhibit is to an article, section, schedule, the Disclosure Schedule, or exhibit, respectively, of this Agreement; (j) when calculating a period of time, the day that is the initial reference day in calculating such period will be excluded and, if the last day of such period is not a Business Day, such period will end on the next day that is a Business Day; (k) with respect to all dates and time periods in or referred to in this Agreement, time is of the essence; (l) the phrase “the date hereof” means the date of this Agreement, as stated in the first paragraph hereof; and (m) the Parties participated jointly in the negotiation and drafting of this Agreement and the documents relating hereto, and each Party was (or had ample opportunity to be) represented by legal counsel in connection with this Agreement and the other Transaction Documents, and each Party and each Party’s counsel has reviewed and revised (or had ample opportunity to review and revise) this Agreement and the other Transaction Documents; therefore, if an ambiguity or question of intent or interpretation arises, then this Agreement and the other Transaction Documents will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the terms hereof or thereof. Parent acknowledges and agrees that any reference herein to documents having be delivered or made available to Parent, or words of similar import, will be deemed to include such documents as were made available and accessible to Parent’s due diligence team for their review by posting to the file transfer server located at https://optomai.box.net/shared/ and thereafter continuously maintained at that posted location through the Closing, or actually delivered in physical or electronic form to a representative of Parent, in either case on or before the date that is three (3) days prior to the date of this Agreement.

Section 11.3 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

Section 11.4 Entire Agreement; Nonassignability; Parties in Interest. This Agreement, the other Transaction Documents and the certificates, documents and instruments and other agreements specifically referred to herein or therein or delivered pursuant hereto or thereto, including the Exhibits and the Schedules, including the Disclosure Schedule (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof, (b) shall not be assigned by operation of law or otherwise, and (c) shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person not a party to this Agreement other than the Parent Indemnified Persons.

Section 11.5 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 11.6 Governing Law. This Agreement and all disputes and controversies arising hereunder shall be governed by and construed in accordance with the Laws of the State of Delaware without reference to such state’s principles of conflicts of law. Except as provided in Section 10.2(b), each Party irrevocably consents to the exclusive jurisdiction of any court located within the State of Delaware, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, and agrees that process may be served upon them in any manner authorized by the Laws of the State of Delaware for such Persons and waives and covenants not to assert or plead any objection which it might otherwise have to such jurisdiction and such process.

Section 11.7 Attorneys’ Fees. Should any Party institute any action or proceeding in court or otherwise to enforce any provision hereof or for damages by reason of alleged breach of any provision of this Agreement, the substantially prevailing Party shall be entitled to receive from the non-prevailing Party such reasonable out of pocket expenses (including attorneys’ fees and expenses) incurred by the substantially prevailing Party in connection with any such action or proceeding.

Section 11.8 Amendment. The Parties may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of the Parties.

Section 11.9 Waiver of Jury Trial. IN THE EVENT OF ANY DISPUTE OR CONTROVERSY AMONG THE PARTIES ARISING HEREUNDER, WHETHER IT RESULTS IN PROCEEDINGS IN ANY COURT IN ANY JURISDICTION OR IN ARBITRATION, THE PARTIES HEREBY KNOWINGLY AND VOLUNTARILY, AND HAVING HAD AN OPPORTUNITY TO CONSULT WITH COUNSEL, WAIVE ALL RIGHTS TO TRIAL BY JURY, AND AGREE THAT ANY AND ALL MATTERS SHALL BE DECIDED BY A JUDGE OR ARBITRATOR WITHOUT A JURY TO THE FULLEST EXTENT PERMISSIBLE UNDER APPLICABLE LAW.

Section 11.10 Extension; Waiver. Any Party may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties made to such Party contained in any Transaction Document and (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained in any Transaction Document. Any such extension or waiver by any Party shall not operate or be construed as a further or continuing extension or waiver. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

Section 11.11 Expenses. Whether or not the Merger is consummated, all costs and expenses arising out of, relating to or incidental to the discussion, evaluation, negotiation and documentation of the Transaction Documents, the Merger and the Other Transactions and any financial accommodations provided by Parent or its affiliates to the Company (including reasonable fees and expenses of legal counsel and financial advisors and accountants, if any) (in the aggregate, “Transaction Expenses”), shall be paid by the Party incurring such expense, subject to Article X.

[Signature page follows]

IN WITNESS WHEREOF, Parent, the Company, the Principal Stockholders, Merger Sub and Stockholders’ Agent have executed and delivered this Agreement or have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

PARENT:		COMPANY:

M/A-COM TECHNOLOGY SOLUTIONS INC.		OPTOMAI, INC.

By:	/s/ Clay Simpson	By:	/s/ V. Rajgarhia
Name:	Clay Simpson	Name:	Vivek Rajgarhia
Title:	Vice President	Title:	President and CEO

MERGER SUB:		PRINCIPAL STOCKHOLDERS:

OPTOMAI MERGER SUB, INC.		By:	/s/ Vikas Manan
		Name:	Vikas Manan
By:	/s/ Clay Simpson
Name:	Clay Simpson	By:	/s/ V. Rajgarhia
Title:	Vice President	Name:	Vivek Rajgarhia

		By:	/s/ Stefano D’ Agostino
		Name:	Stefano D’Agostino

STOCKHOLDERS’ AGENT:

		By:	/s/ V. Rajgarhia
		Name:	Vivek Rajgarhia

EXHIBIT A

CERTIFICATE OF MERGER

(attached)

CERTIFICATE OF MERGER

of

OPTOMAI MERGER SUB, INC.

with and into

OPTOMAI, INC.

Pursuant to Title 8, Section 251(c) of the Delaware General Corporation Law, the undersigned corporation certifies as follows:

FIRST: The name and state of incorporation of each of the constituent corporations (the “Constituent Corporations”) to the merger are as follows:

NAME	STATE OF INCORPORATION
Optomai, Inc.	Delaware
Optomai Merger Sub, Inc.	Delaware

SECOND: The Agreement and Plan of Merger, dated as of April 7, 2011 (the “Merger Agreement”), by and among the Constituent Corporations, M/A-COM Technology Solutions Inc., the stockholders party thereto and the Stockholders’ Agent named therein, with respect to the merger of Optomai Merger Sub, Inc. with and into Optomai, Inc. (the “Merger”), has been approved, adopted, certified, executed and acknowledged by each of the Constituent Corporations in accordance with the requirements of Section 251 of the Delaware General Corporation Law.

THIRD: Optomai, Inc. shall be the surviving corporation of the Merger (the “Surviving Corporation”), and the name of the Surviving Corporation shall be Optomai, Inc.

FOURTH: This Certificate of Merger and the Merger provided for herein between the Constituent Corporations shall be effective upon filing with the Secretary of State of the State of Delaware.

FIFTH: The Certificate of Incorporation of the Surviving Corporation shall be amended to read in its entirety as attached hereto as Exhibit A.

SIXTH: An executed copy of the Merger Agreement is on file at the principal place of business of the Surviving Corporation, which is 100 Chelmsford Street, Lowell, Massachusetts 01851, and will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of either of the Constituent Corporations.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, an authorized officer of the Surviving Corporation has executed this Certificate of Merger as of the      day of                     , 2011.

OPTOMAI, INC.

By:
Name:
Title:

EXHIBIT A

[See attached]

CERTIFICATE OF INCORPORATION

OF

OPTOMAI, INC.

ARTICLE I

NAME

The name of the corporation is Optomai, Inc. (the “Corporation”).

ARTICLE II

REGISTERED AGENT

The address of the Corporation’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle. The name of the Corporation’s registered agent at such address is Corporation Service Company.

ARTICLE III

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV

CAPITAL STOCK

The total number of shares of stock that the Corporation has the authority to issue is one thousand (1,000) shares, all of which shall be designated Common Stock, par value $0.001 per share.

ARTICLE V

BYLAWS

Subject to any additional vote required by this Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE VI

NUMBER OF DIRECTORS

Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

ARTICLE VII

ELECTION OF DIRECTORS

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII

MEETINGS AND BOOKKEEPING

Meetings of stockholders may be held within or outside the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE IX

LIMITATION ON DIRECTOR LIABILITY

To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article X to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law or such other law as so amended.

Any repeal or modification of the foregoing provisions of this Article X by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director, officer or agent of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

2

ARTICLE X

INDEMNIFICATION

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article XI shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of, or increase the liability of any director, officer or other agent of the Corporation with respect to any acts or omissions of such director, officer or other agent occurring prior to, such amendment, repeal or modification.

ARTICLE XI

AMENDMENT OF CERTIFICATE OF INCORPORATION

Subject to any additional vote required by this Certificate of Incorporation, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

3

EXHIBIT B

FORMS OF TRANSMITTAL LETTERS

(attached)

STOCKHOLDER LETTER OF TRANSMITTAL

This Letter of Transmittal is delivered in connection with the merger between Optomai, Inc., and Optomai Merger Sub, Inc., a wholly-owned subsidiary of M/A-COM Technology Solutions Inc. (“MTS”). Please see page 5 for a description of the merger.

THE ATTACHED LETTER OF TRANSMITTAL SHOULD BE COMPLETED AND SIGNED IN THE SPACE PROVIDED IN BOX A BELOW AND IN THE SUBSTITUTE FORM W-9 INCLUDED HEREWITH AND HAND-DELIVERED OR SENT BY OVERNIGHT COURIER OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, WITH THE CERTIFICATES FOR COMMON STOCK OF OPTOMAI, INC., A DELAWARE CORPORATION, TO BE SURRENDERED IN CONNECTION WITH THE MERGER DESCRIBED BELOW. IN CASE OF ANY INCONSISTENCY BETWEEN THIS LETTER OF TRANSMITTAL AND THE MERGER AGREEMENT (INCLUDING THE SCHEDULES AND EXHIBITS THERETO), THE MERGER AGREEMENT SHALL CONTROL.

THE INSTRUCTIONS ACCOMPANYING THE ATTACHED LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THE LETTER OF TRANSMITTAL IS COMPLETED AS ANY NON-COMPLIANCE WITH THE INSTRUCTIONS COULD LEAD TO A DELAY IN YOUR RECEIPT OF THE CONSIDERATION PAYABLE PURSUANT TO THE MERGER AGREEMENT. IN ADDITION, THE MERGER AGREEMENT SHOULD BE READ CAREFULLY BEFORE THE LETTER OF TRANSMITTAL IS COMPLETED. DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THE ADDRESS BELOW WILL NOT CONSTITUTE A VALID DELIVERY.

1.	All stockholders must complete Boxes A, B, C and E.

2.	Stockholders must also complete Box D to receive payment by wire transfer rather than by check.

Please also read the “General Instructions” on page 5.

BOX A – Signature of Registered Stockholders	BOX B – Certificate(s) Enclosed

(Must be signed by all registered stockholders exactly as names appear on the stock certificates; include legal capacity if signing on behalf of an entity)	Certificate Number(s) (Attach additional signed list, if necessary)	Number of Shares of Company Capital Stock Represented by Each Certificate

Signature

Signature

Telephone Number	Total Shares Surrendered:

☐	Lost Certificates. I have lost my certificate(s) for shares and require assistance in replacing the shares.

BOX C- Name and Address of Registered Holder(s)

Name
Street Address
City, State and Zip Code

Please remember to complete and sign the enclosed Substitute Form W-9 in Box E or,

if applicable, a Form W-8BEN.

BOX D – Wire Transfer Instructions

Stockholders that wish to receive payment by wire transfer rather than by check should complete the wire instructions below. If the information below is not completed, stockholders will receive payment by check.

Please wire the Common Initial Consideration, any Common Escrow Consideration released from escrow, any Earnout Payments and any amounts released from the Representative Fund as follows:

Bank name:

Bank’s ABA number:

For credit to account name at Bank:

For credit to account number at Bank:

(Signature)	(Print name & capacity, if applicable)

BOX E - Important Tax Information - Substitute Form W-9
Please provide the Taxpayer Identification Number (“TIN”) of the person or entity receiving payment for the above-described shares. This box must be signed by that person or entity, thereby making the following certification:	Tax ID or Social Security Number

CERTIFICATION – Under penalties of perjury, the undersigned hereby certifies the following:

(1) The TIN shown above is the correct TIN of the person or entity that is submitting this Letter of Transmittal and that is required by law to provide such TIN, or such person or entity is waiting for a TIN to be issued; (2) the person or entity that is submitting this Letter of Transmittal and that is required by law to provide such TIN is not subject to backup withholding because such person or entity has not been notified by the Internal Revenue Service (“IRS”) that such person or entity is subject to backup withholding, or because the IRS has notified such person or entity that he, she or it is no longer subject to backup withholding, or because such person or entity is an exempt payee; and (3) the person or entity that is submitting this Letter of Transmittal a US citizen or US resident alien.

Signature:	Date:

NOTICE TO FOREIGN PERSONS (INCLUDING NONRESIDENT ALIEN INDIVIDUALS, FOREIGN CORPORATIONS, FOREIGN PARTNERSHIPS, FOREIGN TRUSTS, FOREIGN ESTATES, AND ANY OTHER PERSON THAT IS NOT A U.S. PERSON): A FORM W-8BEN MUST BE COMPLETED AND RETURNED FOR CERTIFICATION OF FOREIGN STATUS. FAILURE TO DO SO WILL SUBJECT YOU TO WITHHOLDING UP TO 30% OF ANY PAYMENT DUE.

General Instructions

Please read this information carefully.

•	BOX A - Signatures: All registered stockholders must sign as indicated in Box A. If you are signing on behalf of a registered stockholder or entity your signature must include your legal capacity.

•

BOX B - Certificate Detail: List all certificate numbers and shares submitted in Box B. If your certificate(s) are lost, please check the appropriate box below Box A, complete the Letter of Transmittal and return the Letter of Transmittal to MTS. You will be contacted to provide an affidavit of lost certificate and informed whether a fee and/or additional documents are required to replace lost certificates.

•	BOX C - Current Name and Address of Registered Stockholder: Fill in the name and address for the delivery of a check. This name must match the name on the surrendered stock certificates.

•	BOX D - Wire Transfer Instructions: Box D only needs to be completed if the stockholder is requesting payment by wire transfer.

•

BOX E - Important Tax Information - Substitute Form W-9: Please provide the social security or other tax identification number (“TIN”) of the person or entity receiving payment for the above described shares on the Substitute Form W-9 (or, if applicable, a Form W-8BEN) making the certification that receiver of the payment is not subject to backup withholding. Failure to do so will subject the recipient to applicable federal income tax withholding.

•	Deficient Presentments: If you provide insufficient information, the required documentation will be requested from you.

•

Returning Certificates: Return this Letter of Transmittal with the certificate(s) to be surrendered, only to MTS at the address below. The method of delivery is at your option and your risk, but it is recommended that documents be delivered via a registered and insured method. Risk of loss and title to the certificates will pass only upon receipt of the certificates by MTS.

By Mail, Overnight Courier or Hand-Delivery to:

M/A-COM Technology Solutions Inc.

c/o Perkins Coie LLP

Attention:

1900 Sixteenth Street, Suite 1400

Denver, Colorado 80202

For assistance, please contact:          at          @perkinscoie.com or                     .

To: Stockholders of Optomai, Inc.,

1. Introduction

In accordance with the terms and conditions of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 7, 2011, by and among M/A-COM Technology Solutions Inc., a Delaware corporation (“MTS”), Optomai Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of MTS (“Merger Sub”), Optomai, Inc., a Delaware corporation (the “Company”), the stockholders party thereto and Vivek Rajgarhia, as stockholders’ agent, the undersigned hereby surrenders to the Company the certificate(s) described in Box B (the “Certificate(s)”) representing the shares of common stock of the Company set forth on such Certificate(s) (the “Company Shares”) in exchange for cash pursuant to the Merger Agreement. The undersigned acknowledges and agrees that the undersigned will only become entitled to receive the above mentioned consideration for the Certificate(s) surrendered hereby if the Closing (as defined in the Merger Agreement) occurs. The surrender made hereby shall be irrevocable unless and until the Merger Agreement is terminated in accordance with its terms.

Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement. By signing this Letter of Transmittal, the undersigned acknowledges that, subject to the undersigned’s right to receive the amount payable in respect of the Company Shares pursuant to the Merger Agreement, delivery of the consideration to which the undersigned is entitled under the Merger Agreement shall constitute full and complete payment in exchange for the undersigned’s Company Shares.

In order to receive delivery of any consideration in respect of the Company Shares to which you may be entitled under the Merger Agreement, you must execute this Letter of Transmittal in Box A above and complete the Substitute Form W-9 included herewith. Unless otherwise indicated in Box D (labeled “Wire Transfer Instructions”), checks shall be delivered to the address appearing in Box C (labeled “Name and Address of Registered Holder(s)”). Cash payments may be made by wire transfer of immediately available funds provided that you have completed Box D (labeled “Wire Transfer Instructions”).

BY DELIVERY OF THIS LETTER OF TRANSMITTAL TO MTS, THE UNDERSIGNED HEREBY FOREVER WAIVES ANY AND ALL APPRAISAL RIGHTS UNDER DELAWARE LAW AND WITHDRAWS ALL WRITTEN OBJECTIONS TO THE MERGER AND/OR DEMANDS FOR APPRAISAL, IF ANY, WITH RESPECT TO THE COMPANY SHARES OWNED BY THE UNDERSIGNED OR OTHERWISE. THE UNDERSIGNED HEREBY FURTHER WAIVES ANY AND ALL RIGHTS TO NOTICE WITH RESPECT TO THE MERGER UNDER THE COMPANY’S CERTIFICATE OF INCORPORATION AND BYLAWS AND APPLICABLE LAW.

The undersigned understands that he, she or it will not have made an acceptable delivery unless and until MTS receives (a) this Letter of Transmittal, or a facsimile copy hereof, duly completed and signed, (b) the Certificate(s) and (c) the Stockholder Consent (as defined in the Merger Agreement). The undersigned acknowledges and agrees that, regardless of when this Letter of Transmittal is delivered to MTS, the undersigned will not be entitled to any interest on the consideration to which he, she or it is entitled under the Merger Agreement.

The undersigned acknowledges and agrees that if the Closing does not occur or the Merger Agreement is terminated, MTS will return the Certificate(s) to the undersigned.

2. Representations

The undersigned hereby represents and warrants that:

(a) The undersigned is the record holder and beneficial owner of the Company Shares represented by the Certificates and has sole power of disposition in respect of such Company Shares.

(b) The Company Shares are not subject to any lien, mortgage, pledge, security interest, charge, option or other right to purchase, restriction on transfer or any other encumbrance whatsoever (other than restrictions imposed by securities laws applicable to securities generally).

(c) The undersigned, if it is an entity, has all requisite power and authority or, if the undersigned is an individual, has capacity to enter into this Letter of Transmittal and to surrender the Company Shares.

(d) The execution and delivery of this Letter of Transmittal and the surrender of the Company Shares by the undersigned will not conflict with (i) if the undersigned is an entity, any provision of the organizational documents of the undersigned, (ii) any material contract to which the undersigned is a party, or (iii) to the undersigned’s knowledge, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the undersigned or his, her or its properties or assets.

(e) There is no action, suit, claim or proceeding of any nature pending or, to the knowledge of the undersigned, threatened in writing against undersigned, arising out of or relating to (i) the undersigned’s record or beneficial ownership of the Company Shares, (ii) the undersigned in his, her or its capacity as a stockholder of the Company, (iii) the transactions contemplated by the Merger Agreement, or (iv) any other agreement between the undersigned and the Company. To the knowledge of the undersigned, there is no investigation or other proceeding pending or threatened in writing against the undersigned arising out of or relating to the matters noted in clauses (i) through (iv) of the preceding sentence by or before any governmental entity. The undersigned further represents that the undersigned has no lawsuits, claims, charges, or actions pending in the undersigned’s name, or on behalf of any other person or entity, against the Released Parties (as defined below).

3. Indemnification

The undersigned hereby agrees to indemnify the Parent Indemnified Persons as a Company Stockholder pursuant to the Merger Agreement solely in accordance with Article X of the Merger Agreement, subject to the terms, conditions, limitations and qualifications set forth in Article X of the Merger Agreement.

4. Appointment of Stockholders’ Agent and Payment of Representative Fund

By execution of this Letter of Transmittal, the undersigned hereby irrevocably appoints Vivek Rajgarhia to serve as the Stockholders’ Agent on his, her or its behalf in accordance with Section 7.3 of the Merger Agreement. The undersigned hereby appoints the Stockholders’ Agent as the undersigned’s agent and true and lawful attorney in fact, with full powers of substitution and resubstitution, in the undersigned’s name, place and stead, solely in connection with any Representative Claim, granting unto said agent and attorney in fact, full power and authority to do and perform each and every act and thing requisite and necessary solely for the purposes set forth in the Merger Agreement. The undersigned agrees (a) that the Stockholders’ Agent shall not be liable for any act done or omitted as Stockholders’ Agent while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith and (b) to indemnify Stockholders’ Agent and hold him harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of such Stockholders’ Agent and arising out of or in connection with the acceptance or administration of duties under the Merger Agreement. The undersigned hereby agrees and acknowledges that $25,000 of the Initial Consideration shall be paid to the Stockholders’ Agent to be used exclusively for the purposes set forth in Section 2.12(c) of the Merger Agreement and that such funds will only be released to the undersigned, if at all, as set forth therein. All of the immunities and powers granted to the Stockholders’ Agent under the Merger Agreement and this Letter of Transmittal shall survive the Closing Date and/or any termination of the Merger Agreement. The grant of authority conferred or agreed to be conferred in this Letter of Transmittal (x) is coupled with an interest and shall be irrevocable unless the Merger Agreement is terminated and shall survive the death, incompetency, bankruptcy or liquidation of the undersigned and (y) shall survive the Closing.

5. Release

Subject to the receipt by the undersigned of the portion of the consideration to which the undersigned is entitled to receive in connection with the Closing in accordance with the terms of the Merger Agreement and by virtue of the execution of this Letter of Transmittal, the undersigned, on behalf of himself, herself or itself, and on behalf of the undersigned’s successors and assigns (collectively, the “Releasor Parties”), does hereby unconditionally, irrevocably and absolutely release and forever discharge MTS, the Surviving Corporation and their respective predecessors and successors, as well as each of their respective past and present stockholders, directors, officers, employees, affiliates, parents, subsidiaries and representatives in their capacities as such (collectively the “Released Parties”), from any and all loss, liability, obligations, claims, costs, demands, actions and causes of action, suits, debts, accounts, covenants, contracts, controversies, damages and judgments of every kind, nature and character (including, without limitation, claims for damages, costs, expenses and attorneys’, brokers’ and accountants’ fees and expenses), in connection with any transaction, affair or occurrence, whether in law, equity or otherwise, whether known or unknown, suspected or unsuspected (including, without limitation, any fiduciary duty claims against any of the Released Parties that any Releasor Party now has, has ever had or at any time could have asserted against any of the Released Parties in such capacity in connection with any transaction, affair or occurrence arising from such matters at any time up to and including the Effective Time (collectively, the “Released Claims”). Each such Releasor Party hereby irrevocably agrees to refrain from, directly or indirectly, asserting any claim or demand or commencing (or allowing to be commenced on such Releasor Party’s behalf) any suit, action or proceeding of any kind, in any agency, court or before any tribunal, against any Released Party based upon any Released Claim, it being the intent of such Releasor Party that, subject to the receipt by the undersigned of the portion of the consideration to which the undersigned is entitled in connection with the Merger, and by virtue of the execution of this document, the Released Parties will be absolutely, unconditionally and forever discharged of and from any and all obligations related in any way to the Released Claims. Notwithstanding the foregoing, nothing contained in this Letter of Transmittal shall affect the rights, liabilities or obligations of any party under the Merger Agreement.

Any term or provision of this Section 5 that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Section 5 or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 5 is invalid or unenforceable, the undersign agrees that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with the term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid and unenforceable term or provision, and this Section 5 shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

6. Acknowledgements

The undersigned understands that, pursuant to the Merger Agreement, he, she or it is entitled to receive a portion of the Adjusted Consideration and Earnout Payments, as determined in accordance with and pursuant to the provisions of the Merger Agreement, as consideration for his, her or its Company Shares and, upon receipt thereto, he, she or it will not be entitled to any further consideration for such Company Shares. The undersigned further understands that (a) the Escrow Consideration payable under the Merger Agreement will be retained in escrow by MTS pursuant to the terms of the Merger Agreement and (b) such Escrow Consideration may be forfeited to and retained by MTS pursuant to and in accordance with the terms of the Merger Agreement and as such none or only a portion of the Escrow Consideration may ultimately be distributed to the stockholders and option holders of the Company and the Bonus Pool Recipients. The undersigned acknowledges and agrees to the distribution of the Initial Consideration, Earnout Payments and the Representative Fund, and retention in escrow of the Escrow Consideration, in each case as set forth in the Merger Agreement. The undersigned agrees to execute all such further documents and instruments as may be reasonably requested to consummate the Merger and the other transactions contemplated by the Merger Agreement.

7. Survival

The undersigned agrees that all authority conferred in this Letter of Transmittal shall survive the dissolution, liquidation, winding up, death or incapacity of the undersigned, and all obligations of the undersigned under this Letter of Transmittal and the Merger Agreement shall be binding on the heirs, personal representatives, successors and assigns of the undersigned unless and until the Merger Agreement is terminated.

[Remainder of Page Intentionally Left Blank]

OPTION HOLDER LETTER OF TRANSMITTAL

This Letter of Transmittal is delivered in connection with the merger between Optomai, Inc., and Optomai Merger Sub, Inc., a wholly-owned subsidiary of M/A-COM Technology Solutions Inc. (“MTS”). Please see page 5 for a description of the merger.

THE ATTACHED LETTER OF TRANSMITTAL SHOULD BE COMPLETED AND SIGNED IN THE SPACE PROVIDED IN BOX A BELOW AND IN THE SUBSTITUTE FORM W-9 INCLUDED HEREWITH AND HAND-DELIVERED OR SENT BY OVERNIGHT COURIER OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, IN CONNECTION WITH THE MERGER DESCRIBED BELOW. IN CASE OF ANY INCONSISTENCY BETWEEN THIS LETTER OF TRANSMITTAL AND THE MERGER AGREEMENT (INCLUDING THE SCHEDULES AND EXHIBITS THERETO), THE MERGER AGREEMENT SHALL CONTROL.

THE INSTRUCTIONS ACCOMPANYING THE ATTACHED LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THE LETTER OF TRANSMITTAL IS COMPLETED AS ANY NON-COMPLIANCE WITH THE INSTRUCTIONS COULD LEAD TO A DELAY IN YOUR RECEIPT OF THE CONSIDERATION PAYABLE PURSUANT TO THE MERGER AGREEMENT. IN ADDITION, THE MERGER AGREEMENT SHOULD BE READ CAREFULLY BEFORE THE LETTER OF TRANSMITTAL IS COMPLETED. DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THE ADDRESS BELOW WILL NOT CONSTITUTE A VALID DELIVERY.

3.	All Qualifying Option Holders must complete Boxes A, B, C and E.

4.	Qualifying Option Holders must also complete Box D to receive payment by wire transfer rather than by check.

Please also read the “General Instructions” on page 4.

BOX A – Signature of Qualifying Option Holder	BOX B – Qualifying Company Options

(Must be signed by the Qualifying Option Holder exactly as the name appears on the stock option grant documents for such Qualifying Company Options)	Number of Qualifying Company Options held by Qualifying Option Holder
Signature
Telephone Number

BOX C - Name and Address of Qualifying Option Holder

Name
Street Address
City, State and Zip Code

Please remember to complete and sign the enclosed Substitute Form W-9 in Box E or,

if applicable, a Form W-8BEN.

BOX D – Wire Transfer Instructions

Holders of Qualifying Company Options who wish to receive payment by wire transfer rather than by check should complete the wire instructions below. If the information below is not completed, holders of Qualifying Company Options will receive payment by check.

Please wire the Qualifying Company Option Initial Consideration Per Share on account of my Qualifying Company Options, any Qualifying Company Option Escrow Consideration Per Share released from escrow on account of my Qualifying Company Options, any Earnout Payments on account of my Qualifying Company Options and any amounts released from the Representative Fund on account of my Qualifying Company Options as follows:

Bank name:

Bank’s ABA number:

For credit to account name at Bank:

For credit to account number at Bank:

(Signature)	(Print name & capacity, if applicable)

BOX E - Important Tax Information - Substitute Form W-9
Please provide the Taxpayer Identification Number (“TIN”) of the person or entity receiving payment for the above-described options. This box must be signed by that person or entity, thereby making the following certification:	Tax ID or Social Security Number

CERTIFICATION – Under penalties of perjury, the undersigned hereby certifies the following:

(1) The TIN shown above is the correct TIN of the person or entity that is submitting this Letter of Transmittal and that is required by law to provide such TIN, or such person or entity is waiting for a TIN to be issued; (2) the person or entity that is submitting this Letter of Transmittal and that is required by law to provide such TIN is not subject to backup withholding because such person or entity has not been notified by the Internal Revenue Service (“IRS”) that such person or entity is subject to backup withholding, or because the IRS has notified such person or entity that he or she is no longer subject to backup withholding, or because such person or entity is an exempt payee; and (3) the person or entity that is submitting this Letter of Transmittal a US citizen or US resident alien.

Signature:	Date:

NOTICE TO FOREIGN PERSONS (INCLUDING NONRESIDENT ALIEN INDIVIDUALS, FOREIGN CORPORATIONS, FOREIGN PARTNERSHIPS, FOREIGN TRUSTS, FOREIGN ESTATES, AND ANY OTHER PERSON THAT IS NOT A U.S. PERSON): A FORM W-8BEN MUST BE COMPLETED AND RETURNED FOR CERTIFICATION OF FOREIGN STATUS. FAILURE TO DO SO WILL SUBJECT YOU TO WITHHOLDING UP TO 30% OF ANY PAYMENT DUE.

General Instructions

Please read this information carefully.

•	BOX A - Signatures: All Qualifying Option Holders must sign as indicated in Box A.

•	BOX B - Qualifying Company Options: List all Qualifying Company Options held by the undersigned.

•	BOX C - Current Name and Address of Qualifying Option Holders: Fill in the name and address for the delivery of a check. This name must match the name on the Qualifying Company Options.

•	BOX D - Wire Transfer Instructions: Box D only needs to be completed if the Qualifying Option Holder is requesting payment by wire transfer.

•

BOX E - Important Tax Information - Substitute Form W-9: Please provide the social security or other tax identification number (“TIN”) of the person or entity receiving payment for the above described options on the Substitute Form W-9 (or, if applicable, a Form W-8BEN) making the certification that receiver of the payment is not subject to backup withholding. Failure to do so will subject the recipient to applicable federal income tax withholding.

•	Deficient Presentments: If you provide insufficient information, the required documentation will be requested from you.

•

Returning Letter of Transmittal: Return this Letter of Transmittal only to MTS at the address below. The method of delivery is at your option and your risk, but it is recommended that documents be delivered via a registered and insured method.

By Mail, Overnight Courier or Hand-Delivery to:

M/A-COM Technology Solutions Inc.

c/o Perkins Coie LLP

Attention:

1900 Sixteenth Street, Suite 1400

Denver, Colorado 80202

For assistance, please contact:          at          @perkinscoie.com or                     .

To: Certain Option Holders of Optomai, Inc.,

1. Introduction

In accordance with the terms and conditions of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 7, 2011, by and among M/A-COM Technology Solutions Inc., a Delaware corporation (“MTS”), Optomai Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of MTS (“Merger Sub”), Optomai, Inc., a Delaware corporation (the “Company”), the stockholders party thereto and Vivek Rajgarhia, as stockholders’ agent, Merger Sub will be merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of MTS (the “Merger”).

Prior to the closing of the Merger (the “Closing”), the board of directors of the Company will cause each outstanding option to acquire shares of capital stock of the Company granted during 2010 to be fully-vested. In accordance with the terms and conditions of the Merger Agreement, all options to purchase shares of the Company’s common stock granted during 2010 (the “Qualifying Company Options”) will be entitled to a cash payment. The actual amount payable on account of each Qualifying Company Option may differ from this estimate. Holders of Qualifying Company Options may also be entitled to additional cash consideration for Qualifying Company Options on account of funds initially placed in escrow upon the Closing, however, there is no guarantee that some or all of the escrowed funds will eventually be released to the Company’s stockholders and option holders and the Bonus Pool Recipients. In addition, holders of Qualifying Company Options may also receive portions of Earnout Payments, if any, and any portions of amounts released from the Representative Fund.

The undersigned hereby surrenders all rights to the Qualifying Company Options described in Box B representing options to acquire shares of common stock of the Company in exchange for cash, pursuant to the Merger Agreement, and acknowledges and agrees that such Qualifying Company Options shall be deemed cancelled and terminated. The undersigned further acknowledges and agrees that the undersigned will only become entitled to receive the above mentioned consideration for the Qualifying Company Options surrendered hereby if the Closing occurs. The surrender, cancellation and termination made hereby shall be irrevocable unless and until the Merger Agreement is terminated in accordance with its terms.

Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement. By signing this Letter of Transmittal, the undersigned acknowledges that, subject to the undersigned’s right to receive the amount payable in respect of the Qualifying Company Options as set forth in the Merger Agreement, delivery of the consideration as calculated pursuant to the terms of the Merger Agreement shall constitute full and complete payment in exchange for the cancellation of the undersigned’s Qualifying Company Options.

In order to receive delivery of any consideration in respect of the Qualifying Company Options to which you may be entitled under the Merger Agreement, you must execute this Letter of Transmittal in Box A above and complete the Substitute Form W-9 included herewith. Unless otherwise indicated in Box D (labeled “Wire Transfer Instructions”), checks shall be delivered to the address appearing in Box C (labeled “Name and Address of Qualifying Option Holder”). Cash payments may be made by wire transfer of immediately available funds provided that you have completed Box D (labeled “Wire Transfer Instructions”).

The undersigned understands that he or she will not have made an acceptable delivery unless and until MTS receives this Letter of Transmittal, or a facsimile copy hereof, duly completed and signed. The undersigned acknowledges and agrees that, regardless of when this Letter of Transmittal is delivered to MTS, the undersigned will not be entitled to any interest on the consideration to which he or she is entitled under the Merger Agreement.

The undersigned acknowledges and agrees that if the Closing does not occur or the Merger Agreement is terminated, the Qualifying Company Options will not be terminated.

2. Representations

The undersigned hereby represents and warrants that:

(f) The undersigned is the record holder and beneficial owner of the Qualifying Company Options described in Box B and has sole power of disposition in respect of such Qualifying Company Options.

(g) The Qualifying Company Options are not subject to any lien, mortgage, pledge, security interest, charge, option or other right to purchase, restriction on transfer or any other encumbrance whatsoever (other than restrictions imposed by securities laws applicable to securities generally).

(h) The undersigned has capacity to enter into this Letter of Transmittal and to surrender the Qualifying Company Options.

(i) The execution and delivery of this Letter of Transmittal and the surrender of the Qualifying Company Options by the undersigned will not conflict with (i) any material contract to which the undersigned is a party or (ii) to the undersigned’s knowledge, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the undersigned or his or her properties or assets.

(j) There is no action, suit, claim or proceeding of any nature pending or, to the knowledge of the undersigned, threatened in writing against undersigned, arising out of or relating to (i) the undersigned’s record or beneficial ownership of the Qualifying Company Options, (ii) the undersigned in his or her capacity as an option holder of the Company, (iii) the transactions contemplated by the Merger Agreement, or (iv) any other agreement between the undersigned and the Company. To the knowledge of the undersigned, there is no investigation or other proceeding pending or threatened in writing against the undersigned arising out of or relating to the matters noted in clauses (i) through (iv) of the preceding sentence by or before any governmental entity. The undersigned further represents that the undersigned has no lawsuits, claims, charges, or actions pending in the undersigned’s name, or on behalf of any other person or entity, against the Released Parties (as defined below).

3. Indemnification

The undersigned hereby agrees to indemnify the Parent Indemnified Persons as a Qualifying Option Holder pursuant to the Merger Agreement solely in accordance with Article X of the Merger Agreement, subject to the terms, conditions, limitations and qualifications set forth in Article X of the Merger Agreement.

4. Appointment of Stockholders’ Agent and Payment of Representative Fund

By execution of this Letter of Transmittal, the undersigned hereby irrevocably appoints Vivek Rajgarhia to serve as the Stockholders’ Agent on his or her behalf in accordance with Section 7.3 of the Merger Agreement. The undersigned hereby appoints the Stockholders’ Agent as the undersigned’s agent and true and lawful attorney in fact, with full powers of substitution and resubstitution, in the undersigned’s name, place and stead, solely in connection with any Representative Claim, granting unto said agent and attorney in fact, full power and authority to do and perform each and every act and thing requisite and necessary solely for the purposes set forth in the Merger Agreement. The undersigned agrees (a) that the Stockholders’ Agent shall not be liable for any act done or omitted as Stockholders’ Agent while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith and (b) to indemnify Stockholders’ Agent and hold him harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of such Stockholders’ Agent and arising out of or in connection with the acceptance or administration of duties under the Merger Agreement. The undersigned hereby agrees and acknowledges that $25,000 of the Initial Consideration shall be paid to the Stockholders’ Agent to be used exclusively for the purposes set forth in Section 2.12(c) of the Merger Agreement and that such funds will only be released to the undersigned, if at all, as set forth therein. All of the immunities and powers granted to the Stockholders’ Agent under the Merger Agreement and this Letter of Transmittal shall survive the Closing Date and/or any termination of the Merger Agreement. The grant of authority conferred or agreed to be conferred in this Letter of Transmittal (x) is coupled with an interest and shall be irrevocable unless the Merger Agreement is terminated and shall survive the death, incompetency, bankruptcy or liquidation of the undersigned and (y) shall survive the Closing.

5. Release

Subject to the receipt by the undersigned of the portion of the consideration to which the undersigned is entitled to receive in connection with the Closing in accordance with the terms of the Merger Agreement and by virtue of the execution of this Letter of Transmittal, the undersigned, on behalf of himself or herself, and on behalf of the undersigned’s successors and assigns (collectively, the “Releasor Parties”), does hereby unconditionally, irrevocably and absolutely release and forever discharge MTS, the Surviving Corporation and their respective predecessors and successors, as well as each of their respective past and present stockholders, directors, officers, employees, affiliates, parents, subsidiaries and representatives in their capacities as such (collectively the “Released Parties”), from any and all loss, liability, obligations, claims, costs, demands, actions and causes of action, suits, debts, accounts, covenants, contracts, controversies, damages and judgments of every kind, nature and character (including, without limitation, claims for damages, costs, expenses and attorneys’, brokers’ and accountants’ fees and expenses), in connection with any transaction, affair or occurrence, whether in law, equity or otherwise, whether known or unknown, suspected or unsuspected (including, without limitation, any fiduciary duty claims against any of the Released Parties) that any Releasor Party now has, has ever had or at any time could have asserted against any of the Released Parties in such capacity in connection with any transaction, affair or occurrence arising from such matters at any time up to and including the Effective Time (collectively, the “Released Claims”). Each such Releasor Party hereby irrevocably agrees to refrain from, directly or indirectly, asserting any claim or demand or commencing (or allowing to be commenced on such Releasor Party’s behalf) any suit, action or proceeding of any kind, in any agency, court or before any tribunal, against any Released Party based upon any Released Claim, it being the intent of such Releasor Party that, subject to the receipt by the undersigned of the portion of the consideration to which the undersigned is entitled in connection with the Merger, and by virtue of the execution of this document, the Released Parties will be absolutely, unconditionally and forever discharged of and from any and all obligations related in any way to the Released Claims. Notwithstanding the foregoing, nothing contained in this Letter of Transmittal shall affect the rights, liabilities or obligations of any party under the Merger Agreement.

Any term or provision of this Section 5 that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Section 5 or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 5 is invalid or unenforceable, the undersign agrees that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with the term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid and unenforceable term or provision, and this Section 5 shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

6. Acknowledgements

The undersigned understands that, pursuant to the Merger Agreement, he or she is entitled to receive a portion of the Adjusted Consideration and Earnout Payments, as determined in accordance with and pursuant to the provisions of the Merger Agreement, as consideration for his or her Qualifying Company Options and, upon receipt thereto, he or she will not be entitled to any further consideration for such Qualifying Company Options. The undersigned further understands that (a) the Escrow Consideration payable under the Merger Agreement will be retained in escrow by MTS pursuant to the terms of the Merger Agreement and (b) such Escrow Consideration may be forfeited to and retained by MTS pursuant to and in accordance with the terms of the Merger Agreement and as such none or only a portion of the Escrow Consideration may ultimately be distributed to the stockholders and option holders of the Company and the Bonus Pool Recipients. The undersigned acknowledges and agrees to the distribution of the Initial Consideration, Earnout Payments and the Representative Fund, and retention in escrow of the Escrow Consideration, in each case as set forth in the Merger Agreement. The undersigned agrees to execute all such further documents and instruments as may be reasonably requested to consummate the Merger and the other transactions contemplated by the Merger Agreement.

7. Survival

The undersigned agrees that all authority conferred in this Letter of Transmittal shall survive the dissolution, liquidation, winding up, death or incapacity of the undersigned, and all obligations of the undersigned under this Letter of Transmittal and the Merger Agreement shall be binding on the heirs, personal representatives, successors and assigns of the undersigned unless and until the Merger Agreement is terminated.

[Remainder of Page Intentionally Left Blank]

EXHIBIT C

EARNOUT PAYMENT CALCULATIONS

(a) If, for the twelve (12)-month period ending March 30, 2012, (i) ten (10) or more products based on the Company Owned Intellectual Property as of the Closing Date (the “Earnout Products”) have been qualified and released to production in accordance with the MTS ENG-026 Process attached hereto as Schedule 1 to this Exhibit C, subject to the exceptions and modifications thereto reflected on Schedule 2 to this Exhibit C, including successful completion of the production release gates listed on Schedule 2 to this Exhibit C; and (ii) Parent recognizes aggregate Product Revenue greater than or equal to $2,000,000, then Parent shall pay to the Company Stockholders and the Qualifying Option Holders and allocate to the Bonus Pool as an Earnout Payment the aggregate sum of $1,000,000.

(b) If, for the twelve (12)-month period ending March 29, 2013, (i) Parent recognizes aggregate Product Revenue that is greater than or equal to $7,500,000 but less than or equal to $10,000,000 and (ii) the CM Percentage is greater than or equal to 69%, then Parent shall pay to the Company Stockholders and the Qualifying Option Holders and allocate to the Bonus Pool as an Earnout Payment the aggregate amount determined by the following formula:

The difference of (i) the product of (A) such aggregate Product Revenue multiplied by (B) 2.5, minus (ii) the sum of (A) $15,000,000 plus (B) any Earnout Payment made pursuant Paragraph (a) above;

provided, however, that the maximum possible Earnout Payment under this Paragraph (b) shall in no case exceed the difference of $16,000,000 minus any payments made pursuant to Paragraph (a) above.

(c) If, for the twelve (12)-month period ending March 29, 2013, (i) Parent recognizes Product Revenue that is greater than $10,000,000 and (ii) the CM Percentage is greater than or equal to 69%, then Parent shall pay to the Company Stockholders and the Qualifying Option Holders and allocate to the Bonus Pool as an Earnout Payment an aggregate amount equal to the difference of (A) the aggregate Product Revenue recognized by Parent for the twelve (12)-month period ended March 29, 2013 minus (B) any payments made pursuant to Paragraph (a) above; provided, however, that the maximum possible Earnout Payment under this Paragraph (c) shall in no case exceed the difference of $16,000,000 minus any Earnout Payment made pursuant to Paragraph (a) above.

For the avoidance of doubt, (i) in no event shall an Earnout Payment become due and payable under both Paragraphs (b) and (c) above, and (ii) in no event shall the aggregate of all Earnout Payments calculated pursuant to this Exhibit C exceed $16,000,000.

All production of the Earnout Products shall be conducted only on a build-to-order basis, meaning that inventory will not be procured or built unless and until a bona fide customer has delivered to Parent or any subsidiary of Parent a valid and binding purchase order for such Inventory.

All development, production, sales and support of Earnout Products shall be conducted in accordance with the general business policies and procedures of Parent, including its accounting and internal control policies and procedures.

For purposes of this Exhibit C:

“Actual Material & Service Cost” shall mean the difference between (a) the sum of (i) the aggregate value of Inventory on hand at Parent on a consolidated basis related to the Earnout Products at the beginning of the applicable period, plus (ii) the aggregate cost of all Inventory procured or created by or on behalf of Parent on a consolidated basis related to the Earnout Products during the applicable period, minus (iii) the aggregate value of the Inventory on hand at Parent on a consolidated basis related to the Earnout Products at the end of the applicable period.

“CM Percentage” shall mean the percentage obtained by dividing the Gross Contribution Profit for the applicable period by the Product Revenue for the same period.

“Direct Labor Cost” shall mean the aggregate cost of any direct labor inputs of employees of Parent or its subsidiaries (including the Surviving Corporation) related to packaging, assembly and test of the Earnout Products during the applicable period. As regards the calculation of Direct Labor Cost: (a) all internal production inputs related to the production of Earnout Products will be managed by the use of work orders, and (b) each work order will reflect the actual labor hours expended by the applicable employee based on applicable Parent labor categories, which hours will be multiplied by the applicable labor rate for such employee to arrive at a dollar input contributing to the aggregate Direct Labor Cost. The standard labor rate for non-exempt employees shall be determined by their hourly wage plus the cost of any benefits provided to them by the Company. The standard labor rate for exempt employees shall be determined by pro-rating their annual salary plus the cost of any benefits provided to them by Company, based on a 40-hour work week.

“Gross Contribution Profit” shall mean the difference between (a) the Product Revenue during the applicable period, minus (b) the Actual Material & Service Cost for the same period.

“Inventory” shall mean, for the purposes of this Exhibit C only, the sum of (a) cost of raw materials, plus (b) Direct Labor Cost and cost of services associated with packaging, assembly and test.

“Optoelectronics Business Unit” shall mean Parent’s business unit primarily responsible for the development, production, sales and support of Earnout Products.

“Product Revenue” shall mean the aggregate net revenue (net of any related returns and credits issued) recognized by Parent on a consolidated basis in accordance with GAAP and Parent’s revenue recognition policy (summarized below) during the applicable period based on sales of Earnout Products. For the avoidance of doubt, Product Revenue shall not include any deferred revenue or service revenue related to the Products.

Summary of Parent’s Revenue Recognition Policy: Revenue from the sale of products is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been provided, the price to the buyer is fixed or determinable, and collectability is reasonably assured. Providing other revenue recognition criteria are met, product revenue is recognized upon transfer of title and risk of loss, which is generally upon shipment. Parent recognizes revenue from sales to distributors and other resellers under agreements providing for rights of return and price protection at the time its products are sold by the reseller to third party customers. Parent defers both the revenue and related cost of revenue on any product that has not been sold to the distributor or reseller’s customer. Shipping and handling fees billed to customers are recorded as revenue while the related costs are classified as a component of costs of revenue.

EXHIBIT D

BUDGET AND SUPPORT COMMITMENTS

2011:

The total budget will be $3,300,000, consisting of:

Operating Expenses (R&D Expenses (salaries, software licenses, engineering masks, engineering supplies, etc.)), Sales and Marketing (salaries, travel, optical specific conferences, promotions, etc.), and G&A (salaries, miscellaneous)) – $2,700,000

Capital Expenditures (Engineering and Operations) – $500,000

Capital Expenditures (Production Masksets) – $100,000

All such funds shall be made available at the request of the General Manager of Optoelectronics Business Unit within fiscal year 2011, in staged funding increments not to exceed $900,000 per fiscal quarter unless otherwise approved by COO and CEO of Parent.

2012:

Except as provided below, the total budget will be $3,375,000, consisting of:

Operating Expenses (same categories as above) – $3,000,000

Capital Expenditures (Equipment) – $250,000

Capital Expenditures (Production Masksets) – $125,000

All such funds shall be made available at the request of the General Manager of Optoelectronics Business Unit within fiscal year 2012, in staged funding increments not to exceed $900,000 per fiscal quarter unless otherwise approved by COO and CEO of Parent.

In the event that the actual 2011 result with respect to either of the criteria set forth in clauses (a)(i) or (a)(ii) of Exhibit C is 50 percent or less of the result required to achieve an Earnout Payment (i.e., five (5) or fewer Earnout Products qualified and released to production or $1,000,000 or less of Product Revenue), then Parent’s obligations in respect of funding the 2012 budget shall be reduced, in Parent’s sole discretion, by up to 50 percent (which may be applied by Parent to the aggregate budget or individual items thereof, provided that the aggregate funding obligation shall not be reduced by more than 50 percent).

The approved hiring plan for the Optoelectronics Business Unit within the Operating Expense budget is as follows:

	2011		2012
Product Management	0		1
Design Engineering	2
Design Technician	1
Assembly			1
Product Engineering	1	*
Application Engineering	2
Quality Assurance	1	*
Total	7		2

*	The single hire noted in the table above beside each of Product Engineering and Quality Assurance will be allocated from the pool of resources shared across business units by Parent rather than dedicated support staff for Optoelectronics Business Unit. 100 percent of the fully-loaded employment and benefits costs of those two personnel shall be counted against the Operating Expense budget for the Optoelectronics Business Unit without regard to whether such personnel are fully-dedicated to the Optoelectronics Business Unit. Those two personnel shall: (i) have prior semiconductor industry experience in the field of Quality Assurance or Product Engineering, as applicable, and (ii) primarily support the Optoelectronics Business Unit but also be available at all times to support other business units of Parent as necessary or appropriate for efficient operation of Parent’s business as a whole.

Hiring of any personnel in support of the Optoelectronics Business Unit beyond the specified roles and/or total headcount above will require prior written approval by COO and CEO of Parent, to be withheld in their discretion, and the fully-loaded employment and benefits costs of such personnel shall be counted against the Operating Expense budget for the Optoelectronics Business Unit.

SUPPORT COMMITMENTS:

From the Closing through and including March 29, 2013, Parent shall use commercially reasonable efforts to cause the Company or one of its affiliates to at all times employ a General Manager of Optoelectronics Business Unit, a Director of New Product Development of Optoelectronics Business Unit, and a Director of R&D of Optoelectronics Business Unit, or, in each case, a person with a different title but equivalent duties and responsibilities.

The Optoelectronics Business Unit will have access to and the support of Parent’s internal and external global sales force and distribution channels on substantially the same basis as Parent’s other business units.

EXHIBIT E

FORM OF NONCOMPETITION AND NONSOLICITATION AGREEMENT

(attached)

NON-COMPETITION AND NON-SOLICITATION AGREEMENT

THIS NON-COMPETITION AND NON-SOLICITATION AGREEMENT (this “Agreement”) is entered into as of [                    ], 2011, by and between M/A-COM Technology Solutions Inc., a Delaware corporation and/or or its assigns (“Purchaser”), Optomai, Inc., a Delaware corporation (the “Company”), and [                    ] (“Seller”).

RECITALS

A. Purchaser, the Company, the Company Stockholders listed therein, Optomai Merger Sub, Inc., a Delaware corporation (“Merger Sub”), Vivek Rajgarhia, in his capacity as Stockholders’ Agent, and Seller are parties to that certain Agreement and Plan of Merger dated as of April 7, 2011 (the “Merger Agreement”), pursuant to which Merger Sub, which is a wholly-owned subsidiary of Purchaser, will merge with and into the Company and the Company will be the surviving corporation (the transactions contemplated by the Merger Agreement are referred to hereinafter as the “Transaction”).

B. The Company is, and following the Closing, Purchaser, the Company and their Affiliates will be or will continue to be, engaged in the business of designing, developing, manufacturing, testing, marketing, licensing and/or selling integrated circuits, modules, sub-assemblies or related products and technology for use in optical communications applications (the “Business”).

C. Seller’s covenant not to compete with the Company, Purchaser and their respective Affiliates, as reflected in this Agreement, is an essential inducement to Purchaser to enter into the Transaction.

D. In order to protect the goodwill of the Company, and as a condition precedent to the obligations of Purchaser to consummate the Transaction, Seller has agreed to the restrictive covenants and other terms and conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and to induce Purchaser to consummate the Transaction and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller, Purchaser and the Company hereby covenant and agree as follows:

1. Defined Terms. Capitalized terms used but not defined herein shall have the meanings given to them in the Merger Agreement. As used herein, the following terms have the following meanings:

(a) “Affiliate” means, with respect to any Person, any Person that controls, is controlled by or is under common control with, such Person. A Person will be presumed to have control when it possesses the power, directly or indirectly, to direct, or cause the direction of, the management or policies of another Person, whether through ownership of voting securities, by contract or otherwise. For the avoidance of doubt, following the Closing, Purchaser and the Company will be Affiliates.

(b) “Business Area” as used herein means the United States, Japan, the People’s Republic of China, India, Malaysia, Thailand, Italy, France, the United Kingdom and any other geographic area in which the Company or any of its Affiliates has conducted, conducts, or is actively engaged in pursuing, the Business as of immediately prior to Closing, or in which the Company or any of its Affiliates conducts, or is actively engaged in pursuing, the Business at any time during the Restricted Period (as defined below).

(c) “Competitor” as used herein, means any Person that competes directly or indirectly, including through an Affiliate, with the Company or any of its Affiliates with respect to the Business.

2. Non-Competition.

(a) Seller, Purchaser and the Company agree that Seller has Confidential Information relating to the Company, Purchaser and their respective Affiliates. Seller acknowledges that such information is of extreme importance to the Company, Purchaser and their respective Affiliates and will continue to be so after the consummation of the Transaction and that disclosure of the Confidential Information to others, or the unauthorized use of such information by Seller, may cause substantial loss and harm to the Company, Purchaser and their respective Affiliates.

(b) Seller, Purchaser and the Company further agree that the market for the Business is intensely competitive and that the Company and its Affiliates may engage in the Business throughout the entire world.

(c) Seller, Purchaser and the Company intend and agree that this Agreement is an ancillary agreement to the Merger Agreement.

(d) During the period that begins on the Closing and ends on the three-year anniversary following the Closing (the “Restricted Period”), Seller shall not, anywhere in the Business Area, directly or indirectly (including through any Affiliate of Seller), compete with the Company or any of its Affiliates with respect to the Business or own, manage, operate, control, be employed by, provide services to, or otherwise deal with, engage or participate in, or be connected as an owner, partner, principal, sales representative, advisor, member of the board of directors of, employee of or consultant of, any Competitor.

(e) Notwithstanding the foregoing provisions of Section 2(d) and the restrictions set forth therein, Seller may own securities in any Competitor that is a publicly held corporation, but only to the extent that Seller does not own, of record or beneficially, more than three percent (3%) of the outstanding beneficial ownership of any such Competitor; provided, that Seller is otherwise in compliance with the terms hereof (including Section 3) and the terms of any confidentiality or non-disclosure agreement then in effect between Seller and the Company or any of its Affiliates.

3. Non-Solicitation of Customers; Potential Acquisitions. During the Restricted Period, Seller shall not, directly or indirectly (including through any Affiliate of Seller), (a) solicit, induce or attempt to induce any Customer (as defined below) to cease doing any business related to the Business in whole or in part with the Company or any of its Affiliates in the Business Area; (b) attempt to limit or interfere with any agreement or relationship existing between the Company or any of its Affiliates and any Customer related to the Business in the Business Area; (c) disparage or take any actions that are harmful to the business reputation of the Company or any of its Affiliates (or their respective management teams); or (d) acquire or attempt to acquire any business that the Company, Purchaser or any of their Affiliates has identified to Seller as a potential acquisition target and which is related to the Business (an “Acquisition Target”) or take any action to induce or attempt to induce any Acquisition Target to consummate any acquisition, investment or other similar transaction with any Person other than the Company, Purchaser or any of their Affiliates. “Customer” as used herein means (i) any customer or client of the Company or any of its Affiliates with respect to the Business, in each case whether existing on the date hereof or at any time hereafter during the Restricted Period, and (ii) any potential customer or client of the Company or any of its Affiliates with respect to the Business that is actively pursued by the Company during the Restricted Period or that Seller has or had contact with, or access to confidential information regarding, at any time prior to the date hereof or during the Restricted Period, by virtue of his association with the Company or any of its Affiliates.

4. Non-Solicitation of Employees/Contractors. During the Restricted Period, Seller shall not, directly or indirectly (including through any Affiliate of Seller), hire, engage, employ, solicit, take away, induce, or attempt to hire, engage, solicit, take away or induce (either on Seller’s behalf or on behalf of any other Person), any Person who is an employee or contractor of the Company or any of its Affiliates.

5. Forfeiture of Earnout Payments. Seller acknowledges and agrees that he will immediately and irrevocably forfeit to Purchaser any and all of his rights to receive any or all of the Earnout Payments, including his Pro Rata Portion of the Earnout Payments, as set forth in Section 2.18(d) of the Merger Agreement, if (i) he breaches or violates the terms of this Agreement, and (ii) such breach or violation is not cured, or by its nature cannot be cured, within 15 days of notice of such breach or violation from Purchaser. Such forfeiture shall not constitute an election of remedies or limit in any manner the enforcement of any other remedy that may be available to Purchaser or the Company, including remedies set forth in Section 6 of this Agreement.

6. Injunctive Relief. The parties agree that any remedy at law for any breach of this Agreement is and will be inadequate, and in the event of a breach or threatened breach by Seller of any of the provisions of Sections 2, 3, 4 or 5 of this Agreement, the Company and Purchaser shall be entitled to enforce their rights and Seller’s obligations under this Agreement not only by an action or actions for damages, but also by an action or actions for specific performance, temporary and/or permanent injunctive relief and/or other equitable relief in order to enforce or prevent any violations or breaches (whether anticipatory, continuing or future) of this Agreement. Nothing herein contained shall be construed as prohibiting the Company or Purchaser from pursuing any other remedies available to them for such breach or threatened breach, including the recovery of damages from Seller.

7. Reasonableness and Enforceability of Covenants.

(a) The parties expressly agree that the character, duration and geographical scope of this Agreement are reasonable in light of the circumstances as they exist on the date upon which this Agreement has been executed, including Seller’s material economic interest in the Transaction.

(b) If any court of competent jurisdiction determines that any of the covenants or agreements contained herein, or any part thereof, are unenforceable because of the character, duration or geographic scope of such provision, such court shall have the power to reduce the duration or scope of such provision, as the case may be, and, in its reduced form, such provision shall then be enforceable to the maximum extent permitted by applicable law.

(c) Seller expressly agrees to be bound by the restrictive covenants and the other agreements contained in this Agreement to the maximum extent permitted by law, it being the intent and spirit of the parties that the restrictive covenants and the other agreements contained herein shall be valid and enforceable in all respects and subject to the terms and conditions of this Agreement.

(d) Seller acknowledges that (i) following the Closing, Purchaser, the Company and their Affiliates will be vested with the goodwill of, and will carry on, the Business, (ii) the restrictive covenants and the other agreements contained herein constitute a material inducement to Purchaser to consummate the Transaction, and Purchaser will rely on the enforceability of the restrictive covenants contained herein in consummating the Transaction, and (iii) the Transaction is designed and intended to qualify as a sale (or other disposition) by Seller of all of Seller’s interests in the Company within the meaning of section 16601 of the Business and Professions Code of California (the “BPCC”), which section provides in relevant part as follows:

Any person who sells the goodwill of a business, or any owner of a business entity selling or otherwise disposing of all of his or her ownership interest in the business entity … may agree with the buyer to refrain from carrying on a similar business within a specified geographic area in which the business so sold, or that of the business entity, division, or subsidiary has been carried on, so long as the buyer, or any person deriving title to the goodwill or ownership interest from the buyer, carries on a like business therein.

(e) Seller further represents, warrants and agrees that (i) Seller has been fully advised by, or has had the opportunity to be advised by, counsel in connection with the negotiation, preparation, execution and delivery of this Agreement and the transactions contemplated by this Agreement and the Merger Agreement; (ii) Seller has read section 16601 of the BPCC, understands its terms and agrees that (A) section 16601 of the BPCC applies in the context of the transactions contemplated by this Agreement and the Merger Agreement; (B) such transactions are within the scope and intent of section 16601; and (C) the restrictive covenants contained in this Agreement are enforceable and excepted from section 16600 of the BPCC; and (iii) Seller is fully bound by the restrictive covenants and the other agreements contained in this Agreement.

8. Legitimate Business Interest. Seller expressly agrees that Purchaser, the Company and their respective Affiliates have a legitimate business interest justifying the restrictions contained in Sections 2, 3, 4 and 5 hereof.

9. Severability. Without limiting Section 7(b) above, if any of the provisions of this Agreement shall contravene or be invalid under the laws of any jurisdiction where this Agreement is applicable but for such contravention or invalidity, such contravention or invalidity shall not invalidate all of the provisions of this Agreement but rather it shall be construed, insofar as the laws of that jurisdiction are concerned, as not containing the provision or provisions contravening or invalid under the laws of that jurisdiction, and the rights and obligations created hereby shall be construed and enforced accordingly.

10. Governing Law; Jurisdiction. This Agreement and any disputes or controversies arising hereunder shall be construed and enforced in accordance with and governed by the laws of California, without regard to principles of conflicts or choice of laws. Each party irrevocably consents to the non-exclusive jurisdiction of any Federal court located within Santa Clara County, California, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, and agrees that process may be served upon them in any manner authorized by the laws of the State of California and waives and covenants not to assert or plead any objection which it might otherwise have to such jurisdiction and such process.

11. Amendments and Waivers. This Agreement may be amended or modified only by a written instrument duly executed by each party hereto. No breach of any covenant, agreement, warranty or representation shall be deemed waived unless expressly waived in writing by the party who might assert such breach. No waiver of any right hereunder shall operate as a waiver of any other right or of the same or a similar right on another occasion.

12. Entire Agreement. This Agreement, together with the Merger Agreement and the Transaction Documents, contains the entire understanding of the parties relating to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings relating to the subject matter hereof.

13. Counterparts. This Agreement may be executed by the parties in separate counterparts, each of which, when so executed and delivered, shall be an original, but all of which, when taken as a whole, shall constitute one and the same instrument.

14. Section Headings. The headings of each Section, subsection or other subdivision of this Agreement are for reference only and shall not limit or control the meaning thereof.

15. Assignment. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof nor any of the documents executed in connection herewith may be assigned or delegated by either party without the consent of the other party; provided, however, that either Purchaser or the Company may assign its rights hereunder, without the consent of Seller, to any Affiliate or to any Person that acquires or succeeds to the Company or the Business.

16. Further Assurances. From time to time, at Purchaser’s or the Company’s request and without further consideration, Seller shall execute and deliver such additional documents and take all such further action as reasonably determined by Purchaser or the Company to be necessary or desirable to make effective, in the most expeditious manner possible, the terms of this Agreement.

17. Notices. All notices and other communications hereunder shall be in writing and shall be deemed received (a) on the date of delivery if delivered personally and/or by messenger service, (b) on the date of confirmation of receipt of transmission by facsimile (or, the first Business Day following such receipt if (i) the date is not a Business Day or (ii) confirmation of receipt is given after 5:00 p.m., California time) or (c) on the date of confirmation of receipt if delivered by a nationally recognized courier service (or, the first Business Day following such receipt if (i) the date is not a Business Day or (ii) confirmation of receipt is given after 5:00 p.m., California time), to the parties at the following address or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):

(a)	if to Purchaser or the Company, to:

M/A-COM Technology Solutions Inc.

100 Chelmsford Street

Lowell, Massachusetts 01851

Attention: Chief Financial Officer and General Counsel

Facsimile No.: (978) 656-2678

Perkins Coie LLP

1900 Sixteenth Street

Suite 1400

Denver, Colorado 80202

Attention: Jeff Beuche

Facsimile No.: (303) 291-2400

(b)	if to Seller, to:

[                                         ]

[                                         ]

[                                         ]

Facsimile No.: [            ]

with a copy to (not constituting notice):

[                                         ]

[                                         ]

[                                         ]

Facsimile No.: [            ]

18. Each Party the Drafter. This Agreement and the provisions contained herein shall not be construed or interpreted for or against any party to this Agreement because such party drafted or caused such party’s legal representative to draft any of its provisions.

19. Arbitration. Subject to and without limiting the provisions of Section 6 above, any dispute, controversy, or claim arising out of or relating to this Agreement or the breach, violation, termination or validity of this Agreement will be submitted to arbitration as prescribed herein. Any arbitration related to this Agreement will be governed by and construed in accordance with the terms of Section 10 above and shall be conducted in Santa Clara County, California, before one arbitrator. The arbitration shall be administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures. Judgment on the award may be entered in any court having jurisdiction for the purpose of enforcement of the award. This clause shall not preclude parties from seeking provisional remedies in aid of arbitration from a court of appropriate jurisdiction. Notwithstanding the foregoing, if any third party files a lawsuit against either or both parties hereto in connection with any matter related to this Agreement, the parties may participate fully in such litigation, may assert claims against each other, and shall not be required to arbitrate any claim that must or may be raised in such lawsuit. The parties consent to the exclusive jurisdiction of the above arbitration tribunal and waive any objection to the venue laid therein.

[Signatures Appear on Following Page.]

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date set forth in the preamble of this Agreement.

PURCHASER:

M/A-COM TECHNOLOGY SOLUTIONS INC.

By:

Name:

Title:

COMPANY:

OPTOMAI, INC.

By:

Name:

Title:

SELLER:

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